
                                                Filed Pursuant to Rule 424(b)(3)
                                                             File No: 333-111405

                                     [LOGO]

                                      P-COM


                               608,532,358 Shares


                                   P-COM, INC.

                                  COMMON STOCK


The shares of common stock of P-com, Inc. covered by this prospectus may be sold from time to time by the selling stockholders identified in this prospectus.
This prospectus relates to 608,532,358 shares of P-Com common stock, of which:

o 177,055,243 are shares of P-Com's common stock that are currently outstanding and may in the future be sold from time to time by certain selling stockholders;

o 11,457,487 are shares that may in the future be issued to certain selling stockholders upon conversion of P-Com's outstanding Series B Convertible
Preferred Stock;

o 206,257,028 are shares that may in the future be issued to certain selling stockholders upon conversion of P-Com's outstanding Series C Convertible
Preferred Stock;

o 13,333,333 are shares that may in the future be issued to certain selling stockholders upon conversion of P-Com's outstanding Series D Convertible
Preferred Stock; and

o 200,429,267 are shares that may in the future be issued to certain selling stockholders upon the exercise of certain warrants to purchase shares of P-Com's common stock.


P-Com will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. P-Com may receive proceeds from the exercise of the warrants held by the selling stockholders if they opt to pay the exercise price in cash rather than executing a cashless exercise.

The shares of common stock may be sold through broker-dealers or in privately negotiated transactions in which commissions and other fees may be charged.
These fees, if any, will be paid by the selling stockholders. P-Com has no agreement with any broker-dealer with respect to these shares and is unable to estimate the commissions that may be paid in any given transaction. For a more complete description of the methods of distribution that the selling stockholders may use, see "Plan of Distribution" beginning on page 65.


P-Com common stock is traded on the OTC Bulletin Board of the National
Association of Securities Dealers, Inc. under the symbol "PCOM." On January 20,
2004, the last sale price of P-Com common stock was $0.17 per share.


An investment in the shares of P-Com common stock offered by this prospectus entails a high degree of risk. See "Risk Factors" beginning on page 4 for information that should be considered by prospective investors before buying shares of P-Com common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                        PROSPECTUS DATED FEBRUARY 6, 2004


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                                TABLE OF CONTENTS

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PROSPECTUS SUMMARY................................................................................................1

         P-Com's Business.........................................................................................1

         The Offering.............................................................................................1

RISK FACTORS......................................................................................................4

STATEMENT REGARDING FORWARD-LOOKING INFORMATION..................................................................14

USE OF PROCEEDS..................................................................................................15

BUSINESS ........................................................................................................15

         Overview................................................................................................15

         Industry Background.....................................................................................16

         Broadband Wireless Implementation.......................................................................16

         Global Privatization and Deregulation: Stimuli to Broadband Wireless Access Growth......................17

         Network Architecture Bottlenecks........................................................................17

         The P-Com Strategy......................................................................................17

         Range of Product Choices................................................................................18

         Technology..............................................................................................19

         Services................................................................................................20

         Manufacturing and Testing...............................................................................20

         Sales Channels and P-Com Customers......................................................................21

         Research and Development................................................................................21

         Sales and Marketing.....................................................................................22

         Competition.............................................................................................22

         Government Regulation...................................................................................23

         Intellectual Property...................................................................................24

         Employees...............................................................................................24

         Properties..............................................................................................24

         Legal Proceedings.......................................................................................25

         Market Price and Dividend Information...................................................................26

         P-Com's Quantitative and Qualitative Disclosures About Market Risk......................................27

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION..........................................................28

P-COM'S UNAUDITED PRO FORMA FINANCIAL INFORMATION................................................................31

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION...............................................................33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................35

         Overview................................................................................................35

         Critical Accounting Policies............................................................................35


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
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
         Years Ended 2002, 2001 and 2000.........................................................................37

         Nine Months Ended September 30, 2003 and 2002...........................................................41

         Liquidity and Capital Resources.........................................................................43

         Recent Accounting Pronouncements........................................................................48

MANAGEMENT.......................................................................................................48

         Directors and Officers..................................................................................48

         Background..............................................................................................49

         Board Committees and Meetings...........................................................................51

         Compensation Committee Interlocks and Insider Participation.............................................51

         Director Compensation...................................................................................51

         Executive Compensation..................................................................................51

         Employment Contracts, Termination of Employment Arrangements and Change of Control Agreements...........54

         Limitation of Liability and Indemnification of Directors and Officers...................................57

         Certain Relationships and Related Transactions..........................................................57

PRINCIPAL STOCKHOLDERS...........................................................................................57

SELLING STOCKHOLDERS.............................................................................................59

PLAN OF DISTRIBUTION.............................................................................................65

DESCRIPTION OF CAPITAL STOCK.....................................................................................67

VALIDITY OF THE SHARES...........................................................................................72

EXPERTS .........................................................................................................73

CHANGE IN INDEPENDENT ACCOUNTANTS................................................................................73

WHERE YOU CAN FIND MORE INFORMATION..............................................................................73

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS......................................................................F-1


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                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, and it may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the section entitled "Risk Factors," the consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

P-COM'S BUSINESS

P-Com develops, manufactures and markets microwave radios for point-to-point, spread spectrum and point-to-multipoint applications for telecommunications networks worldwide. Cellular and personal communications service providers employ P-Com's point-to-point systems to transmit data between remote tower sites and switching centers. Network service providers and Internet service providers are able, through the deployment of P-Com's equipment and systems, to respond to the demands for high-speed wireless access services, such as Internet access associated with business-to-business and e-commerce business processes. Through deployment of P-Com's systems, network providers can quickly and efficiently establish integrated Internet, data, voice and video communications for their customers, then expand and grow those services as demand increases.

On December 10, 2003, P-Com acquired the Wave Wireless Networking division of SPEEDCOM Wireless Corporation ("SPEEDCOM") and related assets, in consideration for the issuance to SPEEDCOM of 63,500,000 shares of P-Com's common stock, and the assumption of certain of its liabilities. Wave Wireless Networking ("Wave Wireless") specializes in manufacturing, configuring and delivering custom broadband wireless access networking equipment, including the SPEEDLAN family of wireless Ethernet bridges and routers, for business and residential customers internationally. The acquisition provides P-Com with complimentary unlicensed point-to-point and spread spectrum wireless access systems.

P-Com's executive offices are located at 3175 S. Winchester Boulevard, Campbell, California 95008, and P-Com's telephone number is (408) 866-3666.

THE OFFERING


This prospectus relates to the registration for resale of up to 608,532,358 shares of P-Com's common stock that were issued or are issuable in connection with the following transactions:


o In September 2002, P-Com issued a warrant to purchase up to 300,000 shares of common stock to Silicon Valley Bank in connection with the opening of a credit facility. The exercise price for the common stock underlying the warrant is $0.10 per share.

o In April 2003, P-Com issued 1,500,000 shares of common stock to Liviakis Financial Communications, Inc. in consideration for certain financial, public and investor relations services provided to P-Com.

o In April 2003, P-Com issued 3,000,000 shares of common stock to Cagan McAfee Capital Partners, LLC in consideration for certain investment banking and other services provided to P-Com.

o In May 2003, P-Com issued 2,400,000 shares of common stock to one of its vendors, HeliOss Communications, in consideration for the release of some of P-Com's obligations to the vendor.


o In March, May and July 2003, P-Com issued Series A Warrants to purchase 3,668,000 shares of common stock at an initial exercise price of $0.12 per share and Series B Warrants to purchase 5,132,000 shares of common stock at an initial exercise price of $0.20 per share. However, no holder of Series A Warrants or Series B Warrants may exercise any of these warrants if the exercise would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 4.999% of P-Com's outstanding common stock. As of January 20, 2004, none of the outstanding Series A Warrants or Series B Warrants had been exercised. The number of shares of common stock



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issuable upon exercise of these warrants is subject to adjustment for stock splits, stock dividends and similar transactions and for certain dilutive issuances.

o In August 2003, P-Com issued 1,000,000 shares of its common stock to one of its landlords, Bryan Family Partnership II in consideration for the release of some of P-Com's obligations to the landlord.


o In August 2003, P-Com issued approximately 1,000,000 shares of Series B Convertible Preferred Stock, with a stated value of $21.138 per share, upon the conversion of approximately $21 million of its 7% Convertible Subordinated Notes due 2005. Each share of Series B Convertible Preferred Stock is convertible into a number of shares of common stock equal to the stated value divided by a conversion price of $0.20. The holders of the Series B Convertible Preferred Stock are obligated to convert their shares into shares of common stock as soon as reasonably practicable. However, no holder of Series B Convertible Preferred Stock may convert its shares into shares of common stock if the conversion would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of P-Com's outstanding common stock. As of January 20, 2004, approximately 891,594 shares of Series B Convertible Preferred Stock had been converted into approximately 94,232,454 shares of common stock and approximately 108,406 shares of Series B Convertible Preferred remained outstanding. The shares of Series B Convertible Preferred Stock that remain outstanding are convertible into approximately 11,457,487 shares of common stock, subject to the limitation on conversion described above. The number of shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock is subject to adjustment for stock splits, stock dividends and similar transactions.

o In October and December 2003, P-Com issued and sold approximately 9,942 shares of Series C Convertible Preferred Stock, with a stated value of $1,750 per share. Together with the Series C Convertible Preferred Stock, P-Com also issued Series C Warrants to purchase 139,194,124 shares of common stock, in the aggregate. Each share of Series C Convertible Preferred Stock is convertible into a number of shares of common stock equal to the stated value plus accrued and unpaid dividends, if any, divided by an initial conversion price of $0.10. Based on this conversion price, the outstanding shares of Series C Convertible Preferred Stock are convertible into approximately 173,992,605 shares of P-Com's common stock. However, no holder of Series C Convertible Preferred Stock or any Series C Warrants may convert or exercise any of these securities into shares of common stock if the conversion or exercise would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of P-Com's outstanding common stock. As of January 20, 2004, approximately 513 shares of Series C Convertible Preferred Stock had been converted into approximately 8,986,983 shares of common stock and approximately 9,429 shares of Series C Convertible Preferred Stock remained outstanding and none of the Series C Warrants had been exercised. The shares of Series C Convertible Preferred Stock that remain outstanding are convertible into approximately 165,055,622 shares of common stock, subject to the limitation on conversion described above. The number of shares of common stock issuable upon conversion or exercise of these securities is subject to adjustment for stock splits, stock dividends and similar transactions and for certain dilutive issuances.

o In December 2003, P-Com issued 2,000 shares of its Series D Convertible Preferred Stock, with a stated value of $1,000 per share, in partial consideration for the extinguishment of its obligations under three promissory notes in the aggregate original principal amount of $2,000,000. Each share of Series D Convertible Preferred Stock is convertible into a number of shares of common stock equal to the stated value, divided by an initial conversion price of $0.15. Based on this conversion price, the outstanding shares of Series D Convertible Preferred Stock are convertible into approximately 13,333,333 shares of P-Com's common stock. However, no holder of Series D Convertible Preferred Stock may convert its shares into shares of common stock if the conversion would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of P-Com's outstanding common stock. As of January 20, 2004, none of the outstanding shares of Series D Convertible Preferred Stock had been converted into shares of common stock. The number of shares of common stock issuable upon conversion of the Series D Convertible Preferred Stock is subject to adjustment for stock splits, stock dividends and similar transactions.


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o In December 2003, P-Com consummated its acquisition of substantially all of the assets of SPEEDCOM Wireless Corporation, and in consideration for those assets, P-Com issued 63,500,000 shares of its common stock to SPEEDCOM Wireless Corporation.

o In December 2003, P-Com issued 1,363,636 shares of its common stock to United Manufacturing Assembly, Inc. ("UMAI"), in consideration for the reduction of $150,000 in accounts payable to UMAI.

o In December 2003, P-Com issued warrants to purchase 350,000, 2,600,000, and 3,600,000 shares of its common stock to Carlos Belfiore, Samuel Smookler and Cagan McAfee Capital Partners, LLC ("CMCP"), respectively, in consideration for a reduction in the number of options granted to Messrs. Belfiore and Smookler and CMCP. This reduction in the number of options was due to a limitation in the maximum number of shares issuable to any single person or entity under P-Com's 1995 Stock Option/Stock Issuance Plan.

As part of each transaction described above, P-Com agreed to register the resale of the shares of common stock issued and any shares of common stock that are issuable upon the conversion or exercise of the convertible securities issued in those transactions. P-Com is registering these shares of common stock for resale by the selling stockholders named in this prospectus. The prices at which the stockholders may sell their shares will be determined by the prevailing market for the shares or in negotiated transactions. See the section entitled "Selling Stockholders" on page 59 and the section entitled "Plan of Distribution" on page 65.

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


                                  RISK FACTORS

An investment in P-Com common stock is subject to many risks. You should carefully consider the risks described below, together with all of the other information included in this prospectus, including the financial statements and the related notes, before you decide whether to invest in P-Com common stock. P-Com's business, operating results and financial condition could be harmed by any of the following risks. The trading price of P-Com common stock could decline due to any of these risks, and you could lose all or part of your investment.

           RISKS RELATED TO P-COM'S FINANCIAL CONDITION AND OPERATIONS

Continuing weakness in the telecommunications equipment and services sector has adversely affected the operating results, future growth and stability of P-Com's business. P-Com cannot sustain itself at the currently depressed sales levels.

The worldwide slowdown in the telecommunications equipment and services sector has been severe, and continues. P-Com expects these conditions to continue to adversely affect P-Com, its financial condition and results of operations. Customers, particularly systems operators and integrated system providers, are deferring capital spending and orders to suppliers, such as P-Com, and in general are not building out any significant additional infrastructure at this time. In the United States, most competitive local exchange carriers have declared bankruptcy and, internationally, 3G network rollout and commercialization continue to experience delays. In addition, P-Com's accounts receivable, inventory turnover, and operating stability can be jeopardized if its customers experience financial distress. P-Com does not believe that its products sales levels can recover while an industry-wide slowdown in demand persists.


Global economic conditions have had a depressing effect on sales levels in past years, including a significant slowdown for P-Com in 1998 and 2001, 2002 and 2003. This slowdown shows no substantial signs of improvement. The soft economy and slowdown in capital spending encountered in the United States, the United Kingdom, continental Europe, parts of Asia, and other geographic markets have had a significant depressing effect on the sales levels of telecommunications products, such as P-Com's. These factors will continue to adversely affect P-Com's business, financial condition and results of operations. P-Com cannot sustain itself at the currently depressed sales levels, unless it is able to substantially reduce costs, or obtain additional debt or equity financing. Any additional reduction in sales may negatively affect operating revenue.


P-Com's business and financial positions have deteriorated significantly.

P-Com's business and financial positions have deteriorated significantly. P-Com's core business product sales were reduced sharply beginning with the second half of 2001. From inception to September 30, 2003, P-Com's aggregate net loss is approximately $355.8 million. At September 30, 2003, P-Com's cash, working capital, accounts receivable, inventory, total assets, employee headcount, backlog and total stockholders' equity are all substantially below levels of one year ago. P-Com has negative working capital of $12.2 million as of September 30, 2003. P-Com's short-term liquidity deficiency could disrupt its supply chain, and result in its inability to manufacture and deliver its products, which would adversely affect its results of operations.

P-Com's independent accountants' opinion on its 2002 consolidated financial statements includes an explanatory paragraph indicating substantial doubt about P-Com's ability to continue as a going concern. To continue as a going concern, P-Com will have to increase its sales, and possibly induce other creditors to forebear or to convert to equity, raise additional equity financing, and/or raise new debt financing. P-Com may not accomplish these tasks.

P-Com's prospects for obtaining additional financing are uncertain, and failure to achieve profitability or obtain needed financing will affect its ability to pursue future growth, harm its business operations and affect its ability to continue as a going concern.

If P-Com is unable to achieve profitability or raise additional debt or equity financing, it will not be able to continue as a going concern. Even if P-Com resolves its going concern difficulties, its future capital requirements will depend upon many factors, including a re-energized telecommunications market, development costs of new products and related software tools, potential acquisitions, maintenance of adequate manufacturing facilities and contract manufacturing agreements, progress of research and development efforts, expansion of marketing and sales efforts and status of competitive products. Additional financing may not be available in the future on acceptable terms or at all. P-Com's history of substantial operating losses will also severely limit P-Com's ability to raise additional financing. In addition, given the recent price of its common stock, if P-Com raises additional funds by issuing equity securities, additional significant dilution to its stockholders will result.


If P-Com is unable to increase sales, decrease costs, or obtain additional equity or debt financing, P-Com may be required to close business or product lines, further restructure or refinance its debt or delay, scale back further or eliminate its research and development program, or manufacturing operations.

P-Com may also need to obtain funds through arrangements with partners or others that may require it to relinquish its rights to certain technologies or potential products or other assets. P-Com's inability to obtain capital, or its ability to obtain additional capital only upon onerous terms, could very seriously damage its business, operating results and financial condition.

P-Com relies on a limited number of customers for a material portion of its sales and the loss of or reduction in sales to any of those customers could harm its business, financial condition and results of operation.

For the nine-month period ended September 30, 2003, sales to four customers accounted for 56% of total sales. The loss of any one of these customers would have an immediate and material effect on P-Com's sales. P-Com's ability to maintain or increase its sales in the future will depend, in part upon its ability to obtain orders from new customers as well as the financial condition and success of its customers, the telecommunications industry and the global economy. P-Com's customer concentration also results in concentration of credit risk. As of September 30, 2003, four customers accounted for 67% of P-Com's total accounts receivable balances. Many of P-Com's significant recurring customers are located outside the United States, primarily in the Asia-Pacific Rim areas, United Kingdom, continental Europe, and Latin America. Some of these customers are implementing new networks and are themselves in the various stages of development. They may require additional capital to fully implement their planned networks, which may be unavailable to them on an as-needed basis, and which P-Com cannot supply in terms of long-term financing.

If P-Com's customers cannot finance their purchases of its products or services, this may adversely affect P-Com's business, operations and financial condition. Financial difficulties of existing or potential customers may also limit the overall demand for P-Com's products and services. Current customers in the telecommunications industry have, from time to time, undergone financial difficulties and may therefore limit their future orders or find it difficult to pay for products sold to them. Any cancellation, reduction or delay in orders or shipments, for example, as a result of manufacturing or supply difficulties or a customer's inability to finance its purchases of P-Com's products or services, would adversely affect P-Com's business. Difficulties of this nature have occurred in the past and P-Com believes they can occur in the future. For instance, in July 2002, P-Com announced a multiple year $100 million supply agreement with an original equipment manufacturer in China. Even with an agreement in place, the customer has changed the timing and the product mix requested, and has cancelled or delayed most of its orders. Enforcement of the specific terms of the agreement would be difficult and expensive within China, and P-Com may not ultimately realize the total benefits currently expected in the contract period.

Finally, acquisitions in the telecommunications industry are common, which tends to further concentrate the potential customer base in larger companies.

P-Com faces substantial competition and may not be able to compete effectively.

P-Com is experiencing intense competition worldwide from a number of leading telecommunications equipment and technology suppliers. These companies offer a variety of competitive products and services and some offer broader telecommunications product lines. These companies include Alcatel Network Systems, Alvarion, Stratex Networks, Ceragon, Ericsson Limited, Harris Corporation-Farinon Division, NEC, NERA, Nokia Telecommunications, SIAE, Siemens, and Proxim. Many of these companies have greater installed bases, financial resources and production, marketing, manufacturing, engineering and other capabilities than P-Com does. P-Com

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

faces actual and potential competition not only from these established companies, but also from start-up companies that are developing and marketing new commercial products and services. Some of P-Com's current and prospective customers and partners have developed, are currently developing or could manufacture products competitive with P-Com's products. Nokia and Ericsson have developed competitive radio systems, and there is new technology featuring free space optical systems now in the marketplace.

The principal elements of competition in P-Com's market and the basis upon which customers may select its systems include price, performance, software functionality, perceived ability to continue to be able to meet delivery requirements, and customer service and support. Recently, certain competitors have announced the introduction of new competitive products, including related software tools and services, and the acquisition of other competitors and competitive technologies. P-Com expects competitors to continue to improve the performance and lower the price of their current products and services and to introduce new products and services or new technologies that provide added functionality and other features. New product and service offerings and enhancements by P-Com's competitors could cause a decline in sales or loss of market acceptance of its systems. New offerings could also make P-Com's systems, services or technologies obsolete or non-competitive. In addition, P-Com is experiencing significant price competition and expects that competition to intensify.

P-Com's operating results have been adversely affected by deteriorating gross margins.

The intense competition for many of P-Com's products has resulted in a continued reduction in its average selling prices. These reductions have not been offset by a corresponding decrease in cost of goods sold, resulting in deteriorating gross margins in some of its product lines. These deteriorating gross margins may continue in the short term. Reasons for the decline include the maturation of the systems, the effect of volume price discounts in existing and future contracts and the intensification of competition.

If P-Com cannot significantly reduce costs, develop new products in a timely manner or in the event it fails to achieve increased sales of new products at a higher average selling price, then it may be unable to offset declining average selling prices in many of its product lines. If P-Com is unable to offset declining average selling prices, or achieve corresponding decreases in manufacturing operating expenses, its gross margins will continue to decline.

P-Com's operating results could be adversely affected by continued decline in capital spending in the telecommunications market.


Although much of the anticipated growth in the telecommunications infrastructure is expected to result from the entrance of new service providers, many new providers do not have the financial resources of existing service providers. For example in the United States, most competitive local exchange carriers are continuing to experience financial distress. If these new service providers are unable to adequately finance their operations, they may cancel or delay orders. Moreover, purchase orders are often received and accepted far in advance of shipment and, as a result, P-Com typically permits orders to be modified or canceled with limited or no penalties. In periods of weak capital spending on the part of traditional customers, P-Com is at risk for curtailment or cancellation of purchase orders, which can lead to adverse operating results. Ordering materials and building inventory based on customer forecasts or non-binding orders can also result in large inventory write-offs, such as what occurred in 2000 and 2001, and continued to incur in 2003.

Global economic conditions have had a depressing effect on sales levels in the past three years. The soft economy and reported slowdown in capital spending in 2001, 2002 and 2003 in the United States and European telecommunications markets have had a significant depressing effect on the sales levels in each of these years. In fiscal 2002, P-Com's sales in the United States and Europe markets totaled $12.2 million, compared to $79.4 million in 2001. This trend continued through 2003.


P-Com does not have the customer base or other resources of more established companies, which makes it difficult for it to address the liquidity and other challenges it faces.

Although P-Com has installed and has in operation over 150,000 radio units globally, it has not developed a large installed base of its equipment or the kind of close relationships with a broad base of customers of a type enjoyed by larger, more developed companies, which would provide a base of financial performance from which to launch strategic initiatives and withstand business reversals. In addition, P-Com has not built up the level of capital often enjoyed by more established companies, so from time to time it faces serious challenges in financing its continued operations. P-Com may not be able to successfully address these risks.

Failure to maintain adequate levels of inventory could result in a reduction or delay in sales and harm P-Com's results of operations.

P-Com's customers have increasingly been demanding short turnaround on orders rather than submitting purchase orders far in advance of expected shipment dates. This practice requires that P-Com keep inventory on hand to meet market demands. Given the variability of customer needs and purchasing power, it is difficult to predict the amount of inventory needed to satisfy customer demand. If P-Com over-estimates or under-estimates inventory requirements to fulfill customer needs, or if purchase orders are terminated by customers, P-Com's results of operations could continue to be adversely affected. In particular, increases in inventory or cancellation of purchase orders could adversely affect operations if the inventory is ultimately not used or becomes obsolete. This risk was realized in the large inventory write-downs from 1999 to 2002, and a $5.5 million write-down in the first two quarters of 2003.

P-Com's limited manufacturing capacity and sources of supply may affect its ability to meet customer demand, which would harm its sales and damage its reputation.

P-Com's internal manufacturing capacity, by design, is very limited. Under certain market conditions, as for example when there is high capital spending and rapid system deployment, P-Com's internal manufacturing capacity will not be sufficient to fulfill customers' orders. P-Com would therefore rely on contract manufacturers to produce its systems, components and subassemblies. P-Com's failure to manufacture, assemble and ship systems and meet customer demands on a timely and cost-effective basis could damage relationships with customers and have a material adverse effect on its business, financial condition and results of operations.

In addition, certain components, subassemblies and services necessary for the manufacture of P-Com's systems are obtained from a sole supplier or a limited group of suppliers. Many of these suppliers are in difficult financial positions as a result of the significant slowdown that P-Com, too, has experienced. P-Com's reliance on contract manufacturers and on sole suppliers or a limited group of suppliers involves risks. P-Com has from time to time experienced an inability to obtain, or to receive in a timely manner, an adequate supply of finished products and required components and subassemblies. This inability is due to the above factors and, in some cases, P-Com's financial condition. As a result, P-Com has less control over the price, timely delivery, reliability and quality of finished products, components and subassemblies.

A significant ramp-up of production of products and services could require P-Com to make substantial capital investments in equipment and inventory, in recruitment and training of additional personnel and possibly in investment in additional manufacturing facilities. If undertaken, P-Com anticipates these expenditures would be made in advance of increased sales. In this event, operating results would be adversely affected from time-to-time due to short-term inefficiencies associated with the addition of equipment and inventory, personnel or facilities and these cost categories may periodically increase as a percentage of revenues.

P-Com's business depends on the acceptance of its products and services, and it is uncertain whether the market will accept and demand its products and services at levels necessary for success.

P-Com's future operating results depend upon the continued growth and increased availability and acceptance of micro cellular, personal communications networks/personal communications services and wireless local loop access telecommunications services in the United States and internationally. The volume and variety of wireless telecommunications services or the markets for and acceptance of the services may not continue to grow as expected. The growth of these services may also fail to create anticipated demand for P-Com's systems. Predicting which segments of these markets will develop and at what rate these markets will grow is difficult.

Some sectors of the telecommunications market will require the development and deployment of an extensive and expensive telecommunications infrastructure. In particular, the establishment of personal communications networks/personal communications services networks requires significant capital expenditures. Communications providers may determine not to make the necessary investment in this infrastructure, or the creation of this infrastructure may not occur in a timely manner, as has been the case in 2001 through 2003. Moreover, one potential application of P-Com's technology, the use of its systems in conjunction with the provision of alternative wireless access in competition with the existing wireline local exchange providers, depends on the pricing of wireless telecommunications services at rates competitive with those charged by wireline operators. Rates for wireless access must become competitive with rates charged by wireline companies for this approach to be successful. Absent that, consumer demand for wireless access will be negatively affected. If P-Com allocates resources to any market segment that does not grow, it may be unable to reallocate capital and other resources to other market segments in a timely manner, ultimately curtailing or eliminating its ability to enter the other segments.


Certain current and prospective customers are delivering services and features that use competing transmission media, such as fiber optic and copper cable, particularly in the local loop access market. To successfully compete with existing products and technologies, P-Com must offer systems with superior price and performance characteristics and extensive customer service and support. Additionally, P-Com must supply these systems on a timely and cost-effective basis, in sufficient volume to satisfy these prospective customers' requirements, in order to induce them to transition to P-Com's technologies. Any delay in the adoption of P-Com's systems and technologies may result in prospective customers using alternative technologies in their next generation of systems and networks. P-Com's financial condition may prevent P-Com from meeting this customer demand or may dissuade potential customers from purchasing from P-Com

Prospective customers may design their systems or networks in a manner that excludes or omits P-Com's products and technology. Existing customers may not continue to include P-Com's systems in their products, systems or networks in the future. P-Com's technology may not replace existing technologies and achieve widespread acceptance in the wireless telecommunications market. Failure to achieve or sustain commercial acceptance of P-Com's currently available radio systems or to develop other commercially acceptable radio systems would materially adversely affect P-Com.

Due to P-Com's international sales and operations, P-Com is exposed to economic and political risks and significant fluctuations in the value of foreign currencies relative to the United States dollar.

As a result of P-Com's current heavy dependence on international markets, especially in the United Kingdom, the European continent, the Middle East, China, and Latin America, P-Com faces economic, political and foreign currency fluctuations that are often more volatile than those commonly experienced in the United States. Approximately 90% of P-Com's sales in the nine-month period ended September 30,2003 were made to customers located outside of the United States. Historically, P-Com's international sales have been denominated in British pounds sterling, Euros or United States dollars. A decrease in the value of British pounds or Euros relative to United States dollars, if not hedged, will result in exchange loss for P-Com if it has Euro or British pounds sterling denominated sales. Conversely, an increase in the value of Euro and British pounds sterling will result in increased margins for P-Com on Euro or British pounds sterling denominated sales as its functional currency is in United States dollars. For international sales that P-Com would require to be United States dollar-denominated, such a decrease in the value of foreign currencies could make its systems less price-competitive if competitors choose to price in other currencies and could adversely affect its financial condition. P-Com funds its Italian subsidiary's operating expenses, which are denominated in Euros. An increase in the value of Euro currency, if not hedged relative to the United States dollar, could result in more costly funding for P-Com's Italian operations, and as a result, higher cost of production to it as a whole. Conversely, a decrease in the value of Euro currency will result in cost savings for P-Com.

Additional risks are inherent in P-Com's international business activities. These risks include:

o changes in regulatory requirements;

o costs and risks of localizing systems (homologation) in foreign countries;

o availability of suitable export financing, particularly in the case of large projects which P-Com must ship in short periods; P-Com's bank line of credit allows this financing up to $4.0 million, subject to numerous conditions;

o timing and availability of export licenses, tariffs and other trade barriers;

o difficulties in staffing and managing foreign operations, branches and subsidiaries;

o difficulties in managing distributors;

o terrorist activities;

o recurrence of worldwide health epidemic similar to SARS, which significantly affected P-Com's ability to travel and do business in Asia and the Pacific Rim areas;

o potentially adverse tax consequences; and

o difficulty in accounts receivable collections, if applicable.

Due to political and economic instability in new markets, economic, political and foreign currency fluctuations may be even more volatile than conditions in developed countries. Countries in the Asia/Pacific, African, and Latin American regions have in recent years experienced weaknesses in their currency, banking and equity markets. These weaknesses have adversely affected and could continue to adversely affect demand for P-Com's products.

P-Com's international operations subject P-Com to the laws, regulations and local customs of the countries in which it conducts business, which may be significantly different from those of the United States.

In many cases, local regulatory authorities own or strictly regulate international telephone companies. Established relationships between government-owned or government-controlled telephone companies and their traditional indigenous suppliers of telecommunications often limit access to these markets. The successful expansion of P-Com's international operations in some markets will depend on its ability to locate, form and maintain strong relationships with established companies providing communication services and equipment in designated regions. The failure to establish these regional or local relationships or to successfully market or sell P-Com's products in specific international markets could limit its ability to compete in today's highly competitive local markets for broadband wireless equipment.

In addition, many of P-Com's customer purchases and other agreements are governed by a wide variety of complex foreign laws, which may differ significantly from United States laws. Therefore, P-Com may be limited in its ability to enforce its rights under those agreements and to collect damages, if awarded in any litigation.

Governmental regulations affecting markets in which P-Com competes could adversely affect its business and results of operations.

Radio communications are extensively regulated by the United States and foreign governments as well as by international treaties. P-Com's systems must conform to a variety of domestic and international requirements established to, among other things, avoid interference among users of radio frequencies and to permit interconnection of equipment. Historically, in many developed countries, the limited availability of radio frequency spectrum has inhibited the growth of wireless telecommunications networks. Each country's regulatory process differs. To operate in a jurisdiction, P-Com must obtain regulatory approval for its systems and comply with differing regulations.

Regulatory bodies worldwide continue to adopt new standards for wireless telecommunications products. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installment of communications systems by P-Com's customers and P-Com. The failure to comply with current or future regulations or changes in the interpretation of existing regulations could result in the suspension or cessation of operations. Those regulations or changes in interpretation could require P-Com to modify its products and services and incur substantial costs in order to comply with the regulations and changes.

In addition, P-Com is also affected by domestic and international authorities' regulation of the allocation and auction of the radio frequency spectrum. Equipment to support new systems and services can be marketed only if permitted by governmental regulations and if suitable frequency allocations are auctioned to service providers. Establishing new regulations and obtaining frequency allocation at auction is a complex and lengthy process. If PCS operators and others are delayed in deploying new systems and services, P-Com could experience delays in orders. Similarly, failure by regulatory authorities to allocate suitable frequency spectrum could have a material adverse effect on P-Com's results. In addition, delays in radio frequency spectrum auction process in the United States could delay P-Com's ability to develop and market equipment to support new services.

P-Com operates in a regulatory environment subject to significant change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact P-Com's operations by restricting its development efforts and those of its customers, making current systems obsolete or increasing competition. Any such regulatory changes, including changes in the allocation of available spectrum, could have a material adverse effect on P-Com's business, financial condition and results of operations. P-Com may also find it necessary or advisable to modify its systems and services to operate in compliance with these regulations. These modifications could be expensive and time-consuming.

P-Com may enter into agreements to merge or consolidate with other companies, and it may incur significant costs in the process, whether or not these transactions are completed.

P-Com signed an Agreement and Plan of Merger with Telaxis Communications Corporation, dated September 9, 2002. This merger agreement was terminated by mutual agreement on January 7, 2003. On January 27, 2003, P-Com signed a letter of intent to acquire privately held Procera Networks Inc., of Sunnyvale, California, in a stock-for-stock transaction. This acquisition effort was terminated in April 2003. On June 16, 2003, P-Com entered into an Asset Purchase Agreement with SPEEDCOM Wireless Corporation to acquire substantially all of the assets of SPEEDCOM (the "SPEEDCOM Acquisition"). The SPEEDCOM Acquisition closed on December 10, 2003. P-Com may not be able to close any strategic acquisition on the timetable it anticipates, if at all. P-Com has and may further incur significant non-recoverable expenses in these efforts.

P-Com may not realize the intended benefits of the SPEEDCOM Acquisition if it is unable to integrate SPEEDCOM's operations, products and personnel with its own in a timely and efficient manner.

Achieving the benefits of the SPEEDCOM Acquisition will depend in part on the integration of P-Com's and SPEEDCOM's operations, products and personnel in a timely and efficient manner. In order for P-Com to provide enhanced and more valuable products to its customers after the SPEEDCOM Acquisition, P-Com will need to integrate both companies' development operations and product lines. This integration may be difficult and unpredictable because P-Com's and SPEEDCOM's products are highly complex, have been developed independently and were designed without regard to integration. Successful integration of P-Com's and SPEEDCOM's product development operations and product lines also requires coordination of different development and engineering teams, as well as sales and marketing efforts and personnel. This, too, may be difficult and unpredictable because of possible cultural conflicts between the companies and different opinions on product and technology decisions. If P-Com cannot successfully integrate SPEEDCOM's operations, products and personnel with its own, P-Com may not realize the expected benefits of the SPEEDCOM Acquisition, which could adversely affect P-Com's business.

Integrating P-Com's and SPEEDCOM's operations is expected to negatively affect SPEEDCOM's sales, and will divert management's attention away from its day-to-day operations.


Integration of P-Com's and SPEEDCOM's operations, products and personnel is expected to negatively affect SPEEDCOM's sales in the fourth quarter of 2003 and the first quarter of 2004. In addition, the SPEEDCOM Acquisition is expected to place a significant burden on P-Com's management and its internal and financial resources. The negative affect on SPEEDCOM's sales during the fourth quarter of 2003 and first quarter of 2004, and the diversion of P-Com management's attention and any difficulties encountered in the transition and integration process, will negatively affect P-Com's financial condition, and could negatively affect P-Com's business.


The SPEEDCOM Acquisition will continue to result in significant costs to P-Com.

The SPEEDCOM Acquisition has resulted, and will continue to result in significant costs to P-Com. As of December 10, 2003, P-Com had loaned SPEEDCOM approximately $1.58 million, which indebtedness was assumed by P-Com in connection with the SPEEDCOM Acquisition. Transaction costs were approximately $250,000. These costs consisted primarily of fees for attorneys, accountants, filing fees and financial printers. Additional costs will be incurred in connection with the integration of the assets and business of SPEEDCOM. In addition to transaction costs, P-Com assumed approximately $630,000 in accounts payable of SPEEDCOM, and assumed certain other liabilities in connection with the SPEEDCOM Acquisition. These liabilities are expected to continue to affect P-Com's financial condition in the short-term.

             RISK RELATING TO CAPITAL MARKETS AND P-COM COMMON STOCK

The NASDAQ Small Cap Market has delisted P-Com's common stock and this may severely limit the ability of P-Com's stockholders to sell any of their shares of P-Com common stock.

NASDAQ moved P-Com's stock listing from the NASDAQ National Market to the NASDAQ Small Cap Market, effective August 27, 2002, due to P-Com's failure to meet certain listing requirements, including a minimum bid price of $1.00 per share. P-Com subsequently failed to meet certain NASDAQ Small Cap Market quantitative listing standards, including a minimum $1.00 per share bid price requirement, and the NASDAQ Listing Qualifications Panel determined that P-Com common stock would no longer be listed on the NASDAQ Small Cap Market. Effective March 10, 2003, P-Com's common stock commenced trading electronically on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. This move could result in a less liquid market available for existing and potential stockholders to trade shares of P-Com common stock and could ultimately further depress the trading price of P-Com common stock.

P-Com's common stock is subject to the SEC's "penny stock" regulation. For transactions covered by this regulation, broker-dealers must make a special suitability determination for the purchase of the securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, the rules generally require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer is also subject to additional sales practice requirements. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell shares of P-Com common stock and may affect the ability of holders to sell P-Com common stock in the secondary market, and the price at which a holder can sell P-Com common stock.

Issuing securities as a means of raising capital and the future sales of these securities in the public market could lower P-Com's stock price and adversely affect its ability to raise additional capital in subsequent financings.


P-Com has traditionally relied on debt and equity financings to meet its working capital needs including the issuances of Series B Convertible Preferred Stock in August 2003 and Series C Convertible Preferred Stock in October and December 2003. When the shares of common stock that are issuable upon conversion of these securities are subsequently sold in the public market, the trading price of P-Com common stock may be negatively affected. As of January 20, 2004, the last reported sale price of P-Com common stock was $0.17. Future sales of P-Com's common stock, particularly shares issued upon the exercise or conversion of outstanding or newly issued securities upon exercise of its outstanding options, could have a significant negative effect on the market price of P-Com's common stock. If the market price of P-Com common stock continues to decrease, P-Com may not be able to conduct additional financings in the future on acceptable terms or at all, and its ability to raise additional capital will be significantly limited.

The conversion or exercise of P-Com's outstanding convertible securities will have a significant dilutive effect on P-Com's existing stockholders.


In March, May and July 2003, P-Com issued warrants to purchase approximately 8.8 million shares of its common stock. In August 2003, P-Com's remaining 7% Convertible Subordinated Notes due 2005 were converted into 1.0 million shares of Series B Convertible Preferred Stock, of which 889,393 shares were converted into approximately 94 million shares of common stock in December 2003. The remaining outstanding shares of Series B Convertible Preferred Stock are convertible into approximately 11 million shares of P-Com common stock.

In October and December 2003, P-Com issued approximately 10,000 shares of Series C Convertible Preferred Stock together with warrants to purchase approximately
139.2 million shares of common stock. These shares of Series C Convertible Preferred Stock are convertible into approximately 174.0 million shares of common stock. In December 2003, P-Com issued 2,000 shares of Series D Convertible Preferred Stock which, in turn, are convertible into approximately
13.3 million shares of common stock. Although the conversion or exercise of these securities is subject to limitations that prevent any single holder from holding more than 4.999% or 9.999%, as the case may be, of P-Com's outstanding common stock, the conversion or exercise of these securities will nevertheless result in substantial dilution to P-Com's existing stockholders.


In December 2003, P-Com also issued 63,500,000 shares of its common stock in connection with the SPEEDCOM Acquisition. This issuance resulted in substantial dilution to P-Com's existing stockholders.

A recent amendment to P-Com's bylaws increases P-Com's ability to conduct financing transactions using its equity securities and, as a result, may cause further dilution to P-Com's stockholders.

At P-Com's 2003 annual meeting of stockholders, P-Com's stockholders approved a proposal to amend P-Com's bylaws. As a result of this amendment, P-Com may issue securities that are convertible into or exercisable for shares of P-Com common stock at a conversion or exercise price that is subject to downward adjustment without obtaining stockholder approval. This downward adjustment mechanism is designed to protect the holders of these securities from having their investments diluted by future issuances of P-Com common stock at a lower price per share. This is accomplished by issuing an increased number of shares of P-Com common stock to these security holders upon the conversion or exercise of those securities. If the market price of P-Com common stock continues to decline and P-Com is forced to continue raising capital through dilutive equity financings, the holders of these convertible securities will be protected from any dilution that may occur but, as a result, P-Com's other stockholders will be diluted to a greater extent than if these convertible securities did not exist.


Due to the reservation of a substantial number of P-Com's authorized and unissued shares of common stock, P-Com has little or no flexibility to issue additional shares of stock in connection with financing programs, acquisitions and other corporate purposes.

P-Com is authorized to issue a total of 700 million shares of common stock. Of this amount, approximately 212.6 million shares of common stock are currently outstanding. In addition P-Com is required to reserve approximately 431.5 million shares of common stock for issuance upon conversion or exercise of P-Com's outstanding convertible securities. P-Com has also reserved approximately 50 million shares for issuance under its 1995 Stock Option/Stock Issuance Plan. As a result, P-Com will have little or no flexibility to act in the future with respect to financing programs, acquisitions, forward stock splits and other corporate purposes without the delay and expense involved in obtaining stockholder approval each time an opportunity requiring the issuance of shares of common stock arises. Such a delay could cause P-Com to lose the opportunity to pursue one or more of these transactions. Moreover, P-Com's stockholders may refuse to grant the necessary approval.


P-Com's stock price has been volatile and has experienced significant decline, and it may continue to be volatile and continue to decline.

In recent years, the stock market in general, and the market for shares of small capitalization technology stocks in particular, have experienced extreme price fluctuations. These fluctuations have often negatively affected small cap companies such as P-Com, and may impact its ability to raise equity capital in periods of liquidity crunch. Companies with liquidity problems also often experience downward stock price volatility. P-Com believes that factors such as announcements of developments relating to its business (including any financings or any resolution of liabilities), announcements of technological innovations or new products or enhancements by P-Com or its competitors, developments in the emerging countries' economies, sales by competitors, sales of significant volumes of P-Com common stock into the public market, developments in its relationships with customers, partners, lenders, distributors and suppliers, shortfalls or changes in revenues, gross margins, earnings or losses or other financial results that differ from analysts' expectations, regulatory developments and fluctuations in results of operations could and have caused the price of P-Com common stock to fluctuate widely and decline over the past two years during the telecommunications recession. The market price of P-Com common stock may continue to decline, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to P-Com's performance.

P-Com has adopted anti-takeover defenses that could delay or prevent an acquisition of P-Com.

P-Com's stockholder rights plan, certificate of incorporation, equity incentive plans, bylaws and Delaware law may have a significant effect in delaying, deferring or preventing a change in control and may adversely affect the voting and other rights of other holders of P-Com common stock.

The rights of the holders of P-Com common stock will be subject to, and may be adversely affected by, the rights of any other preferred stock that may be issued in the future, including the Series A Junior Participating Preferred Stock that may be issued pursuant to the stockholder rights plan, upon the occurrence of certain triggering events. In general, the stockholder rights plan provides a mechanism by which the share position of anyone that acquires 15% or more (or 20% or more in the case of the State of Wisconsin Investment Board and Firsthand Capital Management) of P-Com's common stock will be substantially diluted. Future issuance of stock or additional preferred stock could have the effect of making it more difficult for a third party to acquire a majority of P-Com's outstanding voting stock.

                 STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they may discuss P-Com's future expectations, contain projections of P-Com's future results of operations or of P-Com's financial position or state other forward-looking information. P-Com believes that it is important to communicate its future expectations to its investors. However, there may be events in the future that P-Com is able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause P-Com's actual results to differ materially from any expectations that P-Com describes. Actual results or outcomes may differ materially from those predicted in P-Com's forward-looking statements due to the risks and uncertainties inherent in its business, including risks and uncertainties in:

o P-Com's ability to achieve positive cash flow given the Company's existing and anticipated operating and other costs, and current sales trends;

o P-Com's ability to attract additional customers, therefore, decreasing its reliance on a limited number of customers for a material portion of its sales;

o The possible need to raise additional equity capital, and whether that capital is available on acceptable terms, if at all;

o P-Com's ability to negotiate repayment terms with many of its creditors, and settle outstanding litigation;

o Market conditions including a continued severe worldwide slowdown in the telecommunications equipment and services sector;

o Fluctuations in customer demand, pricing and competition;

o P-Com's reliance upon subcontractors;

o The ability of P-Com's customers to finance their purchases;

o The timing of new technology and product introductions;

o The risk of early obsolescence.

o P-Com's ability to protect its intellectual property; and

o obtaining and maintaining regulatory approval where required;

You should also consider carefully the statements under "Risk Factors" beginning on page 4 and other sections of this prospectus and in the other documents filed with the SEC, which address factors that could cause P-Com's actual results to differ from those set forth in the forward-looking statements. You should not place undue reliance on any forward-looking statements, which reflect P-Com's management's view only as of the date of this prospectus. P-Com will not update any forward-looking statements to reflect events or circumstances that occur after the date on which such statement is made.

                                 USE OF PROCEEDS

P-Com will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. If and when all or a portion of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock are converted into shares of common stock, P-Com will not receive any proceeds from the conversion. If and when all or a portion of the warrants held by the selling stockholders are exercised, P-Com will receive the proceeds from the exercise of those warrants to the extent that the exercise price is paid in cash. However, warrants held by the selling stockholders may be exercised through a cashless exercise, in which event, P-Com will not receive any proceeds from the exercise. If these warrants are exercised and the exercise price is paid in cash, P-Com will receive approximately $24.8 million, which would be used by P-Com for working capital and other general corporate purposes.

                                    BUSINESS

OVERVIEW

P-Com develops, manufactures, and markets microwave radios for point-to-point, spread spectrum and point-to-multipoint applications for telecommunications networks worldwide. Cellular and personal communications providers employ P-Com's point-to-point systems for backhaul between remote tower sites and switching centers. Network service providers and Internet service providers are able, through the deployment of P-Com equipment and systems, to respond to the demands for high-speed wireless access services, such as Internet access associated with business-to-business and e-commerce business processes. Through deployment of P-Com's systems, network providers can quickly and efficiently establish integrated Internet, data, voice, and video communications for their customers, then expand and grow those services as demand increases. The wireless broadband networking market is a subset of the global telecommunications, cellular, personal services communications, wireless Internet access, and private network markets. Because of the number of sub-markets for various products globally, reliable market statistics are not readily available.

P-Com's point-to-point, spread spectrum and point-to-multipoint products contributed 71% (2001:74%) and 21% (2001:13%) and 8% (2001:13%) of P-Com's
equipment revenue, respectively, in 2002.

Since early 2000, because of a severe industry downturn related to curtailed capital spending by operators and integrators of telecommunications systems globally, P-Com has disposed of non-core businesses, (including Technosystem, Cemetel, Control Resources, RT Masts and P-Com Network Services, Inc.), reduced employee headcount sharply, closed non-essential offices, and reduced capital expenditure significantly. Notwithstanding the downturn, P-Com raised $72 million in private equity financings during fiscal years 2000 to 2002, and during the first nine months of 2003. P-Com currently has $4.0 million in availability under a secured line of credit from a commercial bank. P-Com's business has been severely distressed and it has endured the bankruptcy and related loss of revenues and write-offs of its single largest customer in 2001. Short-term demand levels for broadband wireless products such as P-Com's is unclear. However, P-Com believes that should a market turnaround occur, wireless equipment solutions such as those offered by P-Com will continue to be attractive to broadband access providers from a viewpoint of cost efficiency, applications and ease of deployment.

On December 10, 2003, P-Com acquired the Wave Wireless Networking division of SPEEDCOM Wireless Corporation ("SPEEDCOM") and related assets, in consideration for the issuance to SPEEDCOM of 63,500,000 shares of P-Com's common stock, and the assumption of certain of its liabilities (the "Acquisition"). Wave Wireless Networking ("Wave Wireless") offers custom broadband wireless access networking equipment, including the SPEEDLAN family of wireless Ethernet bridges and routers, for security-related government, business and residential customers in the U.S. and internationally. Internet service providers, telecommunications carriers and other service providers, and private organizations in the U.S. and internationally use Wave Wireless' products to provide broadband "last-mile" wireless connectivity in various point-to-point and point-to-multipoint configurations at speeds up to 155 megabits per second and distances up to 25 miles. Wave Wireless' flagship product, SPEEDLAN 9000, offers two key features as market differentiators: 128 bit over-the-air encryption and self-healing mesh networking. Wave Wireless' products provide high-performance broadband fixed wireless solutions specifically designed for building-to-building local area network connectivity and wireless Internet distribution.

Wave Wireless' wireless products are designed to meet the "backbone" and "last-mile" needs of three distinct market sectors: the government/security market, the service provider market and the enterprise market. Increasingly, the private and the government sector have insisted on products that incorporates security features, resulting in the development of new markets. Specifically, a need has developed for video surveillance and secure communications - whether voice or data. Video or VoIP (Voice over IP) can be transported with special prioritization by the SPEEDLAN products and all data transported in a SPEEDLAN network can be optionally encrypted with Department of Defense approved encryption. The service provider market is comprised of various Internet service providers and telecommunication carriers, which provide fixed wireless broadband Internet connectivity to business and residential customers. The enterprise market is comprised of corporations, schools, universities, governments and the military, which need wireless campus-wide private data networks. In both cases, Wave Wireless' wireless broadband products provide the user with lower cost of ownership and significantly reduced installation time compared to alternative wired solutions.

As a result of the SPEEDCOM Acquisition, P-Com is able to add the SPEEDLAN product family to its unlicensed spread spectrum wireless product portfolio. In addition, P-Com gains greater access to the enterprise and government markets through sales channels established by Wave Wireless.

On January 29, 2004, P-Com released its results of operations for the fourth quarter of 2003, which are described in the section entitled "Management's Discussion and Analysis of Financial Conditions and Results of
Operations--Recent Results" beginning on page 47 of this prospectus.

P-Com was organized on August 23, 1991 as a Delaware Corporation.


INDUSTRY BACKGROUND

During the 1990s, the demand for additional multimedia infrastructure, and in particular Internet usage growth, fueled network expansion using both wireline and wireless protocols. Speed, reliability and economies of scale are the key elements inherent in commercially successful networked systems. Broadband wireless access was found to supply an efficient and particularly economical means to meet this growing demand for information transfer. Wireless networks are constructed using microwave radios and other equipment to connect cell sites, wireline and other fixed asset systems. P-Com's broadband wireless products and services are targeted to add value to the integrated service providers and wireless telephone operators globally. P-Com's products are designed to be frequency specific by country if required.

The broadband wireless market developed into two commercially recognized architectures for voice and data transmission: point-to-point and point-to-multipoint. P-Com has developed and sold equipment in commercial quantities for both formats. P-Com does not provide products for wireline sub-sectors of the telecommunications market, including wireline systems and cable systems. Since 2000, system build out has been in a significant slowdown in the United States, Latin America, and European telecommunications markets. Demand for wireless broadband products is currently deeply depressed. P-Com cannot ensure the proliferation of its products or guarantee a given market share of the global telecommunications equipment market in future years. Additionally, there are competing technologies which service the telecommunication sector's hardware demands.

BROADBAND WIRELESS IMPLEMENTATION

Global deregulation of telecommunications markets and the related allocation of radio frequencies for broadband wireless access transmission have spurred competition to supply wireless-based systems as a cost-effective alternative to traditional wireline service delivery systems. Broadband wireless systems are competitive due to the relatively short set up and deployment time, high return on capital investment, and ability to connect customers quickly once the transmission hardware and software infrastructure are in place. Moreover, network operators can mitigate the risk of "stranded capital costs" inherent in wireline hardware. Such systems do not scale as well as the wireless alternatives as user's needs expand or change over time.

End users who need to transport information from one location to another have a choice of wired or wireless solutions. Wired solutions typically take the form of lines that are leased from telephone companies. The associated lease payments tend to be less attractive than the cost of ownership of a wireless digital microwave system. Wireless transmission of voice, data and video traffic has become a desirable alternative to wired solutions due to its advantages in cost, speed of deployment, reliability, range, and ease of installation, especially in developing countries. Incumbent telephone companies also are historically slow to deploy leased lines, especially when the user is a cellular operator who essentially competes directly with them. Wireless digital microwave radios, on the other hand, can be deployed immediately upon receiving location rights. P-Com believes, particularly in a time of stringent capital asset rationalization, the wireless choice will be economical and effective.

Global Privatization and Deregulation: Stimuli to Broadband Wireless Access
Growth

In many parts of the world, telecommunications services are inadequate, unreliable or non-existent due to the lack of existing infrastructure. Additionally, many such countries have privatized the state-owned telecommunications monopoly and opened their markets to competitive network service providers. P-Com believes competitive service providers in such markets often find deployment of wireless broadband the quickest, most economical and scalable means of providing reliable, modern telecommunications services.

NETWORK ARCHITECTURE BOTTLENECKS

Fiber optic networks have received much attention because of the speed and quality associated with the technology. Increasingly, network service providers are constructing fiber optic interoffice backbones to meet the significant demand created by Internet and data, video conferencing, and voice services. To satisfy the growing user demand for high-speed access, the fiber optic channels would (if not supplemented by other systems) have to extend all the way into the buildings in which the users reside. The fiber optic channel usually ends short of the building, at the beginning of the "last mile." Thus, users are often forced to use slower dial-up modem connections and ISDN (Integrated Services Digital Network) services, or ADSL (Asymmetrical Digital Subscriber Line) service, with its inherent distance limitations. This local access "bottleneck" denies users the real benefits afforded by fiber optic backbones because the highest speed that users can experience is that of the local access portion of their end-to-end connection. To overcome such limitations in a quick and efficient manner, P-Com believes a broadband wireless solution is attractive to incumbent and competitive carriers alike because the local access speed restrictions are not an issue with broadband wireless equipment.

THE P-COM STRATEGY


P-Com's goal is to be a leading worldwide supplier of high-performance point-to-point licensed and spread spectrum point-to-point and point-to-multipoint wireless access equipment. P-Com's strategy to accomplish this objective is to:

o Focus on point-to-point licensed and spread spectrum point to point and point-to-multipoint microwave markets. P-Com designs products specifically for the millimeter wave (licensed) and spread spectrum (unlicensed) microwave frequency bands. P-Com has designed P-Com's core architecture to optimize the systems for operation at millimeter and microwave frequencies.


o Continue expansion of P-Com's identified global market opportunities. P-Com has met the standards established by the European Telecommunications Standards Institute ("ETSI") and achieved regulatory approval for P-Com systems in Argentina, Australia, Austria, Brazil, Canada, China, the Czech Republic, Latvia, France, Germany, Greece, Hungary, Italy, Japan, Jordan, Mexico, Saudi Arabia, Spain, and the United Kingdom, as well as the United States. P-Com continues to seek to obtain type approval in other countries as the markets develop and the need arises. P-Com maintains international sales and/or support offices in Italy, China, Singapore and the United Kingdom.

o Build and sustain manufacturing cost advantage. P-Com has designed its system architecture to reduce the number of components incorporated into each system, and to permit the use of common components and "building blocks" across the range of P-Com products. This approach assists in manufacturing cost reduction through volume component purchases and enabling a standardized manufacturing process.

o Outsource manufacturing to reduce costs. Following the acquisition of Wave Wireless, P-Com shut down Wave Wireless' manufacturing facility in Sarasota, Florida, instead relying on a contract manufacturer to manufacture the SPEEDLAN product beginning in January 2004. P-Com is looking at additional opportunities to outsource manufacturing of its point-to-point product family. Utilization of turnkey contract manufacturers eliminates expensive in-house manufacturing assembly, and provides ability to scale up or down as market conditions dictate.

o Exploit engineering synergies. Due to similarities among P-Com's product lines, P-Com has created new design architectures that strive to obtain commonality in different products. This approach reduces manufacturing costs and affords improved time to market and feature sets.

o Maximize P-Com's customers' revenue. One of the main objectives of the access providers who buy broadband wireless products from P-Com or P-Com's competitors is the establishment of an access system that enables them to derive from their allocated frequency bandwidth the maximum amount of revenue-producing traffic, also known as "throughput." The greater the "throughput" capability of a wireless broadband system, the greater the access provider's revenue production potential. Because P-Com's products are scaleable, users can quickly maximize throughput-utilizing software alone to meet network demands. This allows network operators to make optimum use of their allocated frequency bandwidth, thus maximizing revenue.

o Leverage and maintain software leadership. P-Com differentiates its systems through proprietary software embedded in the Indoor Unit, Outdoor Unit, and in the Windows and SNMP-based software tools. This software is designed to allow P-Com to deliver to its customers a high level of functionality that can be easily reconfigured by the customer to meet changing needs. Software tools are also used to facilitate network management.

o Leverage the distribution and sales network established by Wave Wireless to increase sales of P-Com's unlicensed point-to-point spread spectrum products in domestic and international markets. Wave Wireless maintains a significant sales presence both internationally and domestically. With the addition of Wave Wireless' products, P-Com's sales force will now be able to offer a more complete solution within the newly-enhanced sales channel.

RANGE OF PRODUCT CHOICES


Overview. P-Com offers access providers around the world a range of wireless systems that encompass point-to-point wireless broadband, and point-to-point and point-to-multipoint spread spectrum systems, with each product targeting a specific market.


Point-to-point wireless broadband systems are typically deployed by cellular operators for wireless cellular interconnect and backhaul. Cellular interconnect comprises any of the wireless connections between a Base Station Transceiver, Base Station Controller, and Mobile Switching Center. Backhaul, or the transport of cellular traffic between mobile wireless towers and the mobile switching office on cellular phone networks, is a typical application for point-to-point equipment.

Point-to-point wireless broadband is a dedicated link wireless technology enabling voice and data services between a subscriber and the network. For each new subscriber using this service, the network service provider provides a separate set of dedicated access equipment. As mobile service usage continues to grow, cellular service providers will have to continue to scale down existing cells into smaller ones to reuse precious spectrum. With each such division of cells comes opportunity for new wireless point-to-point applications because of the need for more backhauls.

Spread spectrum radios are license-free, that is it does not require the Federal Communication Commission's approval (or other regulatory body in foreign countries) before P-Com equipment is deployed, and they are generally less expensive than licensed products. They are sold through Value Added Resellers and system integrators for private and public networks, providing last-mile wireless connectivity.

Internet service providers and system operators typically use point-to-multipoint where bandwidth availability is critical to profitable system operation. Point-to-multipoint broadband wireless service is a wireless technology that provides the high-speed access service. This service can be rapidly deployed; it is highly efficient, reliable and scalable; it is cost effective because it can serve many subscribers from one hub; and it can be expanded as demand for service dictates. Nonetheless, P-Com's and its competitors' point-to-multipoint products operating in the high bandwidth licensed spectrum have not gained sufficient market share in the wireless broadband market, and it is unclear when sales of these products will materialize, if at all. However, the unlicensed point-to-multipoint market remains strong, especially with the recent popularity of Wireless Internet products.



The greater the number of frequencies provided for by the wireless broadband manufacturer, the greater the manufacturer's potential market penetration. P-Com's systems utilize a common architecture in the millimeter wave and spread spectrum microwave frequencies, including 2.4 GHz, 5.7 GHz, 7 GHz, 13 GHz, 14 GHz, 15 GHz, 18 GHz, 23 GHz, 24 GHz, 26 GHz, 28 GHz, 31 GHz, 38 GHz and 50 GHz.

Wave Wireless. As a result of the acquisition of the Wave Wireless division of SPEEDCOM Wireless Corporation, P-Com is able to offer additional wireless broadband equipment, serving the enterprise market. Wave Wireless' high performance wireless bridge/router systems connect existing enterprise local area networks for point-to-point and point-to-multipoint, campus area, or metropolitan area networks. Within the current product line, Wave Wireless offers eight SPEEDLAN products, which use unlicensed radio frequencies to communicate at 11 megabits per second at distances up to 25 miles, and two OEM licensed microwave products, which use licensed radio frequencies to communicate at 52 or 155 megabits per second at distances up to ten miles. Because the performance and distance a particular product is capable of reaching varies depending on the end-user's network configuration, topography, and other engineering variables, these network performance values may vary from application to application.

P-Com intends to develop additional SPEEDLAN products with smaller size, greater functionality and greater ease of use for new markets, including developing a next generation of fixed wireless broadband products, which are to be based on the 802.11a/g and/or 802.16 standards, operating in the 5.7 gigahertz band. P-Com expects that the new products will deliver throughput at rates up to 54 megabits per second, nearly five times as fast as today's SPEEDLAN products. P-Com intends to utilize a proprietary board design and software acquired from SPEEDCOM, utilizing many off the shelf radio components available from one of several manufacturers of 54 megabits per second radio chip sets (currently being developed).

TECHNOLOGY

P-Com's technological approach to point-to-point and spread spectrum digital microwave radio systems is, in P-Com's opinion, meaningfully different from conventional approaches. Through the use of proprietary designs, P-Com can quickly produce highly integrated, feature-rich systems. The results of these integrated designs are reliability, ability to customize customer specific designs and continuing ability to be cost competitive, particularly in the current market.

P-Com's products are optimized for streamlined components, immunity to noise and interference, ease of high-volume manufacturing and installation. Yet P-Com's radios contain superior features. Equally important, because critical components and building blocks perform common functions across different product lines, P-Com's design philosophy is to design sections of each radio in a way that enable the designs to be reused with little or no modification in a different product line.

P-Com's point-to-point and spread spectrum microwave radios consist of three primary assemblies: the Indoor Unit, the Outdoor Unit and the antenna. The Indoor Unit houses the digital signal processing and the interfaces to the Outdoor Unit via a single coaxial cable. The Outdoor Unit, a radio frequency drum or enclosure, which is installed outdoors, establishes the specific frequencies for transmitting and receiving data. The antenna interfaces directly to the Outdoor Unit via proprietary P-Com technology.

Software embedded in P-Com's systems allows the user to easily configure and adjust system settings such as frequency, power, and capacity without manual tuning and mechanical adjustments. Software provided with P-Com's systems includes PC-based sophisticated diagnostics, maintenance, network management, and system configuration tools.

Competing systems also employ the Indoor Unit/Outdoor Unit concept but P-Com's products are differentiated by how P-Com implements the components within the Indoor Unit and Outdoor Unit. By moving many frequency-sensitive components to the Outdoor Unit, the user is afforded improved reliability, lower cost and easier interchangeability.

P-Com believes that its spread spectrum products are industry leaders, especially with P-Com's latest product release line of AirPro Gold (TM). AirPro Gold represents P-Com's latest generation of license-free spread spectrum radios that address many markets including wireless Internet and the voice and data or E1 market. Rather than develop separate products for each market and application, P-Com created a single radio architecture that offers that ability to rapidly and reliably change the interface of the radio depending on the application. By inserting a series of plug-in modules, the radio interface can be changed to connect to different types of services. The simplest model, AirPro Gold.Net, offers wireless Internet connectivity via an ethernet port to address the wireless Internet and Hotspot markets. The voice and data market requires a different network interface to connect to the network. By simply installing a plug-in module, AirPro Gold.Net is transformed into a completely different product, AirPro Gold E1. Thus the functionality is changed from a wireless Internet radio to a 4 Mbps or E1 point-to-point radio. Additional advantages of this architecture are simplified stocking and the ability to change the radio interface as dictated by customer requirements. No other broadband wireless radio company at present offers such diverse functionality.

SERVICES

On April 30, 2003, P-Com entered into an Asset Purchase Agreement with JKB Global, LLP to sell certain assets of P-Com Network Services, Inc., P-Com's discontinued service business. The total cash consideration was approximately $105,000, plus the assumption of certain liabilities. The sale of P-Com Network Services, Inc. was consummated on April 30, 2003.

MANUFACTURING AND TESTING

P-Com's Campbell, California facility received its initial ISO 9001 registration in December 1993, and maintains a current certification. P-Com's ISO 9001 registration for the United Kingdom sales and customer support facility was received in 1996 and it has current certifications; P-Com's ISO 9001 registration for the Tortona facility in Italy was first received in 1996 and it has current certification. P-Com's production facility in Melbourne, Florida was ISO 9001 certified in 1999. On December 15, 2003, P-Com successfully upgraded to ISO 9001:2000. Once a system reaches commercial status, P-Com contracts with one or more of several turnkey fabricators to build radio system units in commercial quantities. Utilization of such fabricators relieves P-Com of expensive investments in manufacturing facilities, equipment, and parts inventories. This strategy enables P-Com to quickly scale to meet varying customer demands and changes in technology.

P-Com tests and manufactures systems in P-Com's California, Italy and Florida locations prior to shipment to its customers. Testing includes the complete Indoor-Outdoor unit assembly, thereby providing customers with a completely tested end-to-end system.

P-Com's designs make every effort to use components that are readily available from multiple sources, but in some cases, components that are single source or sole source must be used. Most manufacturers provide P-Com with advanced notice of the discontinuation of a device, but in the current depressed economy some manufacturers have discontinued components with little or no notice. When components are discontinued it may cause a significant expense to redevelop a replacement component and may even disrupt the flow of products from P-Com's manufacturing facilities.

Beginning January 2004, P-Com intends to outsource manufacturing of Wave Wireless' SPEEDLAN family of products, and is looking at additional opportunities to outsource manufacturing of its point-to-point product family.

SALES CHANNELS AND P-COM CUSTOMERS

P-Com's wireless access systems are sold internationally and domestically directly through its own sales force as well as through strategic partners, distributors, systems providers, and original equipment manufacturers.

In 2002, P-Com's customers included:

                                                    Percentage
         Customer                                 of 2002 Revenue
         --------                                 ---------------
Myntahl Corporation                                    14%
Orange Personal Communications System                  11%
Vodafone (Mannesmann)                                   7%

During 2002, sales to Myntahl Corporation and Orange Personal Communications System accounted for 14% and 11% of P-Com's total sales, respectively. During the first nine months of 2003, sales to Myntahl Corporation, Orange Personal Communications, Vodafone and T-Mobile accounted for 12%, 20%, 12% and 12%, respectively, of total sales. P-Com expects that sales to a relatively small number of customers will continue to account for a high percentage of its sales in the foreseeable future. Although the composition of P-Com's largest customer group may vary from period to period, the loss of a significant customer or a major reduction in orders by any significant customer, through reductions due to market, economic or competitive conditions in the telecommunications industry, may adversely affect its business, financial condition, and results of operations. While P-Com generally enters into written agreements with its major customers, P-Com generally does not provide for minimum purchase commitments. P-Com's ability to maintain or increase its sales in the future will depend, in part, upon its ability to obtain orders from new customers as well as the financial condition and success of P-Com customers, and the economy in general.

P-Com's product sales segment is located primarily in the United States, with manufacturing and/or sales support operations in Italy, the United Kingdom, Singapore, and China. P-Com develops, manufactures and/or market networks access systems for use in the worldwide wireless telecommunications market.

P-Com's backlog was approximately $2.9 million as of December 31, 2002, as compared to approximately $5.9 million as of December 31, 2001. The decrease was due to continuing worldwide recession in capital spending within the telecommunications industry and lack of forecast clarity from continuing customers. P-Com includes in backlog only those firm customer commitments to be shipped within the following twelve months. A significant portion of P-Com's backlog scheduled for shipment in the twelve months following December 31, 2002 can be cancelled, since orders are often made substantially in advance of shipment, and most of P-Com's contracts provide that orders may be cancelled with limited or no penalties for a specified period before shipment. Therefore, backlog is not necessarily indicative of future sales for any particular period.

RESEARCH AND DEVELOPMENT

P-Com has a continuing research and development program to enhance its existing systems and related software tools and to introduce new systems. P-Com invested approximately $12.7 million, $19.8 million and $20.2 million in 2002, 2001, and 2000, respectively, in research and development efforts. P-Com expects to continue to invest material resources in research and development to maintain superior features creating value for many customers.

P-Com's research and development efforts can be classified into two distinct efforts: (1) increasing the functionality of its point-to-point, point-to-multipoint and spread spectrum radio systems under development by adding additional frequencies and capacities to its product lineup, its network management system software offering, and developing other advancements to radio systems, and (2) integrating new functionality to extend the reach of its products into the customers' networks, such as access technology which allows the customer to manage telecommunications services at its site and to integrate voice, data, video and facsimile in one offering. P-Com's current efforts may not result in new product introductions or material modifications to existing products. The wireless telecommunications market is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in end-user requirements and evolving industry standards globally.

P-Com's ability to be competitive in this market will depend in significant part upon its ability to successfully develop, introduce, and sell new systems and enhancements and related software tools on a timely and cost effective basis that respond to changing customer requirements. P-Com has experienced and may continue to experience delays from time to time in completing development and introduction of new systems, and enhancements for related software tools. P-Com has in place a Product Qualification / Quality Assurance structure that ensures product acceptance in the marketplace before and after commencement of commercial shipments.

SALES AND MARKETING

P-Com's sales and marketing efforts are directed from P-Com's corporate offices in Campbell, California. P-Com has sales operations and customer support facilities in the United Kingdom and Italy that serve the European market, and in China and Singapore for Asian markets. Internationally, P-Com uses a variety of sales channels, including system providers, original equipment manufacturers, dealers, and local agents. P-Com also sells directly to its customers. P-Com has established agent relationships in numerous other countries in the Asia/Pacific region, the Middle East, Latin America, and Europe.

Typically, P-Com's sales process commences with the solicitation of bids by prospective customers. If selected to proceed further, P-Com may provide systems for incorporation into system trials, or P-Com may proceed directly to contract negotiations. When system trials are required and successfully completed, P-Com then negotiates a contract with the customer to set technical and commercial terms of sale. These terms of sale govern the purchase orders issued by the customer as the network is deployed and/or enhanced.

P-Com believes that, due to the complexity of its radio systems, a high level of technical sophistication is required on the part of P-Com's sales and marketing personnel. In addition, P-Com believes that after-sale customer service programs are fundamental to customer satisfaction and the potential for follow-on business. New customers are provided engineering assistance for installation of the initial units as well as varying degrees of field training depending upon the customer's technical aptitude. All customers are provided telephone support via a 24-hour customer service help desk. P-Com's customer service efforts are supplemented by P-Com system providers.

COMPETITION

The worldwide wireless communications market is very competitive. P-Com's wireless radio systems compete with other wireless telecommunications products and alternative telecommunications transmission media, including copper and fiber optic cable. P-Com has experienced competition worldwide from a number of leading telecommunications companies that offer a variety of competitive products and services, including Alcatel Network Systems, Alvarion, Stratex Networks, Ericsson, Harris-Farinon Division, NEC, Nokia, Nortel, SIAE, Hughes Network Systems and Proxim. Many of these companies have substantially greater installed bases, financial resources and production, marketing, manufacturing, engineering and other capabilities than P-Com.

P-Com may also face competition in the future from new market entrants offering competing technologies. P-Com's results of operations may depend in part upon the extent to which customers who choose to rely on wireless strategies, elect to purchase from outside sources rather than develop and manufacture their own radio systems. Customers may choose not to rely on, or expand, their reliance on P-Com as an external source of supply for their radio systems. Recently, some of P-Com's competitors have announced the introduction of competitive products, including related software tools, and the acquisition of other competitors and competitive technologies.

Competition is especially intense during the current period of depressed demand for telecommunications infrastructure equipment. P-Com expects its competitors to continue to improve the performance and lower the price of their current products, and to introduce new products or new technologies that provide added functionality and other features. New product introductions and enhancements by P-Com's competitors prior to its introduction of competing technology could cause a significant decline in sales or loss of market acceptance of P-Com systems or intense price competition, or make P-Com systems or technologies obsolete or noncompetitive. P-Com has experienced significant price competition and expects price competition to intensify in view of the current market downturn. This has adversely affect P-Com's gross margins and business, financial condition and results of operations. P-Com believes that its ability to continue to compete successfully is based on factors both within and outside of P-Com's control. Timing of new product line introductions, performance characteristics of P-Com's equipment and the ability of P-Com's own customers to be successful all play key roles. P-Com will continue to be required to expend significant resources on new product development, cost reduction and enhancements.

The principal elements of competition in P-Com's market, and the basis upon which customers may select P-Com's systems, include price, performance, software functionality, and ability to meet delivery requirements and customer service and support.

GOVERNMENT REGULATION

Radio telecommunications are subject to extensive regulation by the United States and foreign governmental agencies and international treaties. P-Com's systems must conform to a variety of domestic and international requirements established to, among other things, avoid interference among users of radio frequencies and to permit interconnection of equipment. Each country has a different regulatory process. Historically, in many developed countries, the limited availability of frequency spectrum has inhibited growth of wireless telecommunications networks.

In order for P-Com to operate within a specific country's jurisdiction, P-Com must obtain regulatory approval for its systems and comply with different regulations in each jurisdiction. Regulatory bodies worldwide are continuing the process of adopting new standards for wireless telecommunications products. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by P-Com and its customers, which in turn may have prevented or delayed the sale of systems by P-Com to such customers.

The failure to comply with current or future regulations or changes in the interpretation of existing regulations could result in suspension or cessation of operations in that particular jurisdiction. These regulations and changes could require P-Com to modify its products and incur substantial costs and delays to comply with these time-consuming regulations and changes. In addition, P-Com is also affected by the regulation, allocation and auction of radio frequency spectrum by domestic and international authorities. Equipment to support new services can be marketed only if permitted by suitable frequency allocations, auctions and regulations, and the process of establishing new regulations is complex and lengthy. If personal communications service operators and others are delayed in deploying their systems, P-Com could experience delays in orders for its products. Failure by the regulatory authorities to allocate suitable frequency spectrum could adversely affect P-Com's business, financial condition and results of operations.

The regulatory environment in which P-Com operates is subject to significant change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact P-Com's operations by restricting the development efforts of its customers, making current systems obsolete or increasing the opportunity for additional competition. Any of these regulatory changes, including changes in the allocation of available spectrum, could adversely affect P-Com's business and results of operations. P-Com might deem it necessary or advisable to modify its systems to operate in compliance with applicable regulations. These modifications could be extremely expensive and time consuming.

INTELLECTUAL PROPERTY


P-Com relies on its ability to obtain and enforce combination of patents, trademarks, trade secrets, copyrights, and a variety of other measures to protect P-Com's intellectual property rights, including patents and copyrights on it's proprietary software. P-Com generally enters into confidentiality and nondisclosure agreements with service providers, customers and others, and to limit access to and distribution of P-Com's proprietary technology. P-Com also enters into software license agreements with its customers and others. However, these measures may not provide adequate protection for P-Com's trade secrets and other proprietary information. Disputes over the ownership of P-Com's intellectual property rights may still arise and P-Com's trade secrets and proprietary technology may otherwise become known or be independently developed by competitors. Any patent owned by P-Com may be invalidated, circumvented or challenged, the rights granted thereunder may not provide competitive advantages to P-Com or any of P-Com's pending or future patent applications may not be issued with the scope of the claims sought by P-Com, if at all. Furthermore, others may develop similar products or software, duplicate P-Com's products or software or design around the patents owned by P-Com, or third parties may assert intellectual property infringement claims against P-Com. In addition, foreign intellectual property laws may not adequately protect P-Com's intellectual property rights abroad. Failure to protect P-Com's proprietary rights could adversely affect P-Com's business, financial condition, and results of operations.


Litigation may be necessary to enforce P-Com's patents, copyrights, and other intellectual property rights, to protect P-Com's trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. This litigation could result in substantial costs and diversion of resources and could adversely affect P-Com's business, financial condition and results of operations regardless of the outcome of the litigation. Infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims may be asserted in the future and these assertions may adversely affect P-Com's business, financial condition, and results of operations. If any claims or actions are asserted against P-Com, P-Com may seek to obtain a license under a third party's intellectual property rights. However, a license may not be available under reasonable terms or at all. In addition, if P-Com decides to litigate these claims, the litigation could be extremely expensive and time consuming and could adversely affect P-Com's business, financial condition and results of operations, regardless of the outcome of the litigation.

EMPLOYEES


As of January 1, 2004, P-Com and its subsidiaries employed a total of 149 employees, including 78 in Operations, 23 in Research and Development, 24 in Sales and Marketing and 24 in Administration. Twenty-four of P-Com's employees were added on December 10, 2003 as a result of the acquisition of Wave Wireless. P-Com believes that future results of operations will depend in large part on its ability to attract and retain highly skilled employees. None of P-Com's employees are represented by a labor union, and P-Com has not experienced any work stoppages to date.

PROPERTIES



                                                                  Square
Location of Lease Facility               Functions                Footage     Date Lease Expires
------------------------------    --------------------------      -------     ------------------
Headquarters, Campbell, CA        Administration/Customer
                                  Support/Sales/Engineering;
                                  Manufacturer                     61,000        November 2005

Redditch, England                 Warehouse                         6,800       September 2004

Melbourne, FL (1)                 Research/Development              8,697            July 2004

Beijing, China                    Sales/Customer Support            3,180            July 2004

Sarasota, FL                      Sales/Customer Support           16,522        November 2015

Sarasota, FL                      Manufacturing                     8,000        February 2006

Shanghai, China                   Sales/Customer Support            1,115          August 2004



(1) This facility's lease was amended in April 2003, reducing the square footage from 22,225 to 8,697 square feet.


P-Com Italia, S.p.A., owns and maintains its corporate headquarters in Tortona, Italy. This facility, consisting of approximately 36,000 square feet, provides design, test, manufacturing, mechanical, and warehouse functions.

LEGAL PROCEEDINGS

On June 20, 2003, Agilent Financial Services, Inc. filed a complaint against P-Com for Breach of Lease, Claim and Delivery and Account Stated, in the Superior Court of the State of California, County of Santa Clara. The amount claimed in the complaint is $2,512,509, and represents accelerated amounts due under the terms of capitalized equipment leases of P-Com. On June 27, 2003, the parties filed a Stipulation for Entry of Judgment and Proposed Order of Dismissal of Action Without Prejudice. Under the terms of the Stipulation, P-Com paid Agilent $50,000 on July 15, 2003, $100,000 on September 1, 2003, and is obligated to pay monthly payments of $50,000 for fourteen months, from October 1, 2003, up to and including November 1, 2004, and $1,725,000 on December 1, 2004. As a result of the Stipulation, judgment under the Complaint will not be entered unless and until P-Com defaults under the terms of the Stipulation. In the event P-Com satisfies each of its payment obligations under the terms of the Stipulation, the complaint will be dismissed, with prejudice.


On April 4, 2003, Christine Schubert, Chapter 7 Trustee for Winstar Communications, Inc. et al, filed a Motion to Avoid and Recover Transfers Pursuant to 11 U.S.C. ss.ss. 547 and 550, in the United States Bankruptcy Court for the District of Delaware and served the Summons and Notice on July 22, 2003. The amount of the alleged preferential transfers to P-Com is approximately $13.7 million. P-Com has filed a response to the Motion that the payments made by Winstar Communications, Inc. are not voidable preference payments under the United States Bankruptcy Code. Subject to approval by the Bankruptcy Court, P-Com and Winstar have agreed to settle all preference claims for $100,000.

Other than the amounts claimed by Christine Schubert, Chapter 7 Trustee for Winstar Communications, Inc., the amount of ultimate liability with respect to each of the currently pending actions is less than 10% of P-Com's current assets. In the event P-Com is unable to satisfactorily resolve these and other proceedings that arise from time to time, its financial position and results of operations may be materially affected.

MARKET PRICE AND DIVIDEND INFORMATION

P-Com's common stock was quoted in the NASDAQ National Market under the symbol PCOM, until August 26, 2002. Due to P-Com's failure to meet certain listing requirements, including a minimum bid price of $1.00 per share, NASDAQ moved P-Com's stock listing from the NASDAQ National Market to the NASDAQ Small Cap Market, effective August 27, 2002. Additionally, NASDAQ notified P-Com that, subject to maintaining compliance with the various rules necessary for continued listing on the NASDAQ Small Cap Market, P-Com's stock could be delisted from the NASDAQ Small Cap Market unless it reached and maintained the minimum $1 bid price for a period of 10 consecutive days by February 10, 2003. P-Com did not meet this minimum bid price requirement, and effective March 10, 2003, P-Com's common stock was delisted from the Small Cap Market and now trades on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. This change could result in a less liquid market available for existing and potential stockholders to trade shares of P-Com's common stock and could ultimately further depress the trading price of its common stock.

In addition, P-Com's common stock is subject to the SEC's "penny stock" regulation. For transactions covered by this regulation, broker-dealers must make a special suitability determination for the purchase of the securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, the rules generally require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer is also subject to additional sales practice requirements. Consequently the penny stock rules may restrict the ability of broker-dealers to sell P-Com's common stock and may affect the ability of holders to sell the common stock in the secondary market, and the price at which a holder can sell the common stock.

The following table sets forth the range of high and low sale prices, as reported on the NASDAQ National Market, NASDAQ Small Cap Market and OTC Bulletin Board for the first, second, and third quarters of 2003 and each quarter in 2002 and 2001. These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.


As of January 1, 2004, there were 807 holders of record of P-Com common stock.



                                                    Price Range of Common Stock
                                                    ---------------------------
                                                        High            Low
                                                        ----            ---
2001:
First Quarter                                          $1.10           $0.25
Second Quarter                                          0.30            0.11
Third Quarter                                           0.14            0.05
Fourth Quarter                                          0.08            0.03

2002:
First Quarter                                          $0.37           $0.13
Second Quarter                                          0.36            0.09
Third Quarter                                           0.82            0.19
Fourth Quarter                                          0.38            0.15

2003:
First Quarter                                          $0.31           $0.09
Second Quarter                                         $0.13           $0.06
Third Quarter                                          $0.36           $0.09
Fourth Quarter                                         $0.28           $0.12

P-Com has not paid any cash dividends on shares of its common stock. P-Com does not anticipate paying any cash dividends in the foreseeable future.

P-COM'S QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

P-Com has international sales and facilities and is, therefore, subject to foreign currency rate exposure. Historically, P-Com's international sales have been denominated in British pounds sterling, Euros, and United States dollars. The functional currencies of P-Com's wholly owned foreign subsidiaries are the local currencies. Assets and liabilities of these subsidiaries are translated into United States dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated net translation adjustments are recorded in stockholders' equity. Foreign exchange transaction gains and losses are included in the results of operations, and were not material for all periods presented. Based on P-Com's overall currency rate exposure at September 30, 2003, a near-term 10% appreciation or depreciation of the United States dollar would have an insignificant effect on P-Com's financial position, results of operations and cash flows over the next fiscal year. P-Com does not use derivative financial instruments for speculative or trading purposes.

             SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following selected historical consolidated financial data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 were derived from P-Com's audited financial statements which as to 2000, 2001, and 2002 are included elsewhere in this registration statement. The selected financial data for the nine months ended September 30, 2002 and 2003 were derived from the unaudited condensed consolidated financial statements of P-Com. In P-Com's opinion, the unaudited interim financial data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of its interim results of operation. The pro forma information is unaudited and has been derived from the Unaudited Pro Forma Financial Information, beginning on page 29 of this registration statement. This information should be read in conjunction with P-Com's Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 33 of this registration statement, the Unaudited Pro Forma Financial Information, beginning on page 29 of this registration statement, and P-Com's financial statements and related notes, beginning on page F-1 of this registration statement.


                                                                       Year Ended December 31,
                                          ---------------------------------------------------------------------------------
                                                                                                                     Pro
                                                                     Historical (1)                                 Forma
                                          -------------------------------------------------------------------      --------
                                            1998           1999          2000(6)        2001(5)       2002(4)       2002(3)
                                          ---------      ---------      ---------      --------      --------      --------
Consolidated Statements of Operations
   Data:

Revenue, net                              $ 118,948      $ 116,409      $ 183,606      $ 73,236      $ 29,686      $ 37,362

Gross profit (loss)                          25,119          9,031         22,641       (21,654)       (1,091)        2,083

Loss from continuing operations             (63,238)       (66,647)       (64,094)      (75,327)      (44,522)      (48,971)
Net loss from continuing operations
   applicable to common stockholders        (65,077)       (85,168)       (64,094)      (75,327)      (44,522)      (48,971)
Basic and diluted net loss from
   continuing operations per common
   share                                      (7.52)         (7.47)         (4.11)        (4.55)        (1.74)        (0.55)
Shares used in computing basic and
   diluted net loss from continuing
   operations per common share                8,650         11,399         15,600        16,551        25,546        89,046
Cash dividends declared                          --             --             --            --            --            --

                                                            Nine Months Ended September 30,
                                                        ----------------------------------------
                                                               Historical             Pro Forma
                                                        ----------------------         ---------
                                                          2002         2003(2)          2003(3)
                                                        --------      --------         ---------
Consolidated Statements of Operations Data:

Revenue, net                                            $ 22,292      $ 15,151         $  18,883
Gross profit (loss)                                        3,029        (1,030)              283
Loss from continuing operations                          (22,862)       (4,741)           (8,307)
Net loss from continuing operations applicable to
   common stockholders                                   (22,862)       (4,741)           (8,307)
Basic and diluted net loss from continuing
   operations per common share                             (0.97)        (0.12)            (0.08)
Shares used in computing basic and diluted net loss
   from continuing operations per common share            23,323        39,884           103,384
Cash dividends declared                                       --            --                --

                                                        December 31,                              September 30,
                                ---------------------------------------------------------    -------------------------
                                                       Historical (1)                        Historical    Pro Forma
                                ---------------------------------------------------------    ----------   ----------
                                  1998        1999        2000        2001         2002         2003         2003(3)
                                --------    --------    --------    --------     --------     --------     --------
Consolidated Balance Sheet
   Data:

Cash and cash equivalents       $ 26,460    $ 10,667    $ 25,754    $  5,436     $  1,276     $  1,130     $  1,313
Working capital (deficiency)      82,669      38,618      78,932      (9,171)      (1,776)     (12,176)     (17,112)
Total assets                     315,217     218,746     216,219      92,234       35,723       19,002       32,602
Long-term obligations, less
   current portion               109,694      38,644      30,106         680       24,466        1,804        1,816
Redeemable preferred stock            --          --          --          --           --       11,626       11,626
Total stockholders' equity
   (deficit)                      99,409      89,215      95,247      24,256      (15,350)     (20,092)      (1,202)



(1) The historical financial information does not give effect to P-Com Network Services, Inc. which is accounted for as a discontinued operation. The historical financial information also do not give effect to the cumulative effects of accounting changes of $(5,300) and $(1,534) during the years ended December 31, 2002 and 2000, respectively.


(2) During the nine months ended September 30, 2003, P-Com recorded charges of approximately $3.7 million related to excess and obsolete inventories and related charges and $3.1 million related to the write down of fixed assets.

(3) The pro forma financial information gives effect to the acquisition of substantially all of the assets of SPEEDCOM Wireless Corporation as if the acquisition had occurred at the beginning of each period reflected.

(4) In 2002, P-Com recorded charges of approximately $5.8 million related to excess and obsolete inventory and a write-down of goodwill carrying value relating to the services business of $11.4 million.

(5) In 2001, P-Com recorded charges of approximately $30.0 million related to excess inventory and inventory purchase commitments, $5.8 million related to a write-down of goodwill and other intangibles, and $11.6 million increase in bad debt expense related to a customer bankruptcy.

(6) In 2000, P-Com recorded charges of approximately $21.7 million related to excess inventory and inventory purchase commitments, $15.0 million related to write-down of goodwill, and a $9.9 million increase in the valuation allowance against the carrying value of deferred tax assets.

                P-COM'S UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma combined financial information of P-Com gives effect to the acquisition of substantially all of the assets of SPEEDCOM Wireless Corporation as if that transaction had occurred as of September 30, 2003 as it relates to the pro forma balance sheet and as of January 1, 2003 and 2002 as it relates to the pro forma statements of operations for the nine months ended September 30, 2003 and the year ended December 31, 2002. The unaudited pro forma financial information is based upon P-Com's assumptions and adjustments that are described in the accompanying notes and do not include any adjustments related to the integration of SPEEDCOM with P-Com. Pro forma financial information is not necessarily indicative of the financial position or results of operations that would have been achieved had the transaction occurred on the aforementioned dates. The following pro forma financial information should be read in conjunction with P-Com's financial statements and its management's discussion and analysis included elsewhere in this registration statement.

P-Com's Unaudited Pro Forma Balance Sheet As of September 30, 2003


                                                                                           Pro Forma
                                                   P-COM       SPEEDCOM      Pro Forma      for the
                                                 Historical   Historical    Adjustments   Transaction
                                                 ----------   ----------    -----------   -----------
Current assets:
   Cash and cash equivalents .................    $   1,105     $    183                   $   1,288
  Restricted cash ............................           25           --                          25
  Accounts receivable ........................        4,918          293                       5,211
  Inventories ................................        4,929          814                       5,743
  Other current assets .......................        2,511           98                       2,609
                                                  ---------     --------      -------      ---------

Total current assets .........................       13,488        1,388                      14,876
Property and equipment .......................        4,135          343                       4,478
Intangible assets ............................           --          889         (889)(b)
                                                                               12,723(d)      12,723

Other assets .................................        1,379          246       (1,100)(e)        525
                                                  ---------     --------      -------      ---------

Total assets .................................    $  19,002     $  2,866      $10,734      $  32,602
                                                  =========     ========      =======      =========

Current liabilities:
  Accounts payable ...........................    $   4,441     $    904                   $   5,345
  Accrued liabilities ........................       16,766        1,199         (205)(c)     18,010
                                                                                  250(a)

  Note payable ...............................        2,220           59                       2,279
  Convertible promissory notes ...............        2,237           --                       2,237
  Notes payable-related parties ..............           --        4,117                       4,117
                                                  ---------     --------      -------      ---------

Total current liabilities ....................       25,664        6,279           45         31,988
Other long-term liabilities ..................        1,804        1,112       (1,100)(e)      1,816
                                                  ---------     --------      -------      ---------

Total liabilities ............................       27,468        7,391       (1,055)        33,804
                                                  ---------     --------      -------      ---------

Redeemable preferred stock ...................       11,626           --           --         11,626
                                                  ---------     --------      -------      ---------

Stockholders' equity (deficit):
  Preferred stock ............................           --        5,456       (5,456)(f)         --
  Common stock ...............................      335,492       17,815      (17,815)(f)    342,756
                                                                                7,264(a)

  Accumulated deficit ........................     (355,765)     (27,796)      27,796(f)    (355,765)
  Comprehensive items ........................          181           --                         181

Total stockholders' deficit ..................       (8,466)      (4,525)      11,789         (1,202)
                                                  ---------     --------      -------      ---------

Total liabilities and stockholders' deficit ..    $  19,002     $  2,866      $10,734      $  32,602
                                                  ---------     --------      -------      ---------


See accompanying notes.

P-Com's Unaudited Pro Forma Statement of Operations Nine Months Ended September 30, 2003

                                                                                                                Pro Forma
                                                                        P-COM       SPEEDCOM      Pro Forma      for the
                                                                      Historical   Historical    Adjustments   Transaction
                                                                      ----------   ----------    -----------   -----------
Sales ..............................................................   $ 15,151      $ 3,732                    $  18,883
Cost of sales ......................................................     16,181        2,419                       18,600

Gross margin .......................................................     (1,030)       1,313                          283

Costs and expenses:
  Research and development .........................................      4,805          711                        5,516
  Selling and marketing ............................................      2,645        1,757                        4,402
  General and administrative .......................................      4,303        2,108      $ (208)(g)        6,203
  Asset impairment and restructuring ...............................      3,712                                     3,712
  Interest and other expense (income) ..............................     (1,492)         511                         (981)
   (Gain) on debt extinguishment ...................................    (10,262)          --                      (10,262)
                                                                       --------      -------      ------        ---------
  Total costs and expenses .........................................      3,711        5,087        (208)           8,590
                                                                       --------      -------      ------        ---------
Profit (loss) from continuing operations ...........................   $ (4,741)     $(3,774)     $  208        $  (8,307)
                                                                       ========      =======      ======        =========
Basic and diluted loss per common share from continuing operations .   $  (0.12)                                $   (0.08)
                                                                       --------      -------      ------        ---------
Weighted average common shares .....................................     39,884                   63,500(h)       103,384
                                                                       =======                    ======        =========

See accompanying notes.

P-Com's Unaudited Pro Forma Statement of Operations Year Ended December 31, 2002

                                                                                                                Pro Forma
                                                                        P-COM       SPEEDCOM      Pro Forma      for the
                                                                      Historical   Historical    Adjustments   Transaction
                                                                      ----------   ----------    -----------   -----------
Sales ...............................................................  $ 29,686      $ 7,676                     $ 37,362
Cost of sales .......................................................    30,777        4,502                       35,279
                                                                       --------      -------                     --------
                                                                         (1,091)       3,174                        2,083

Costs and expenses:
  Research and development ..........................................    12,745          256                       13,001
  Selling and marketing .............................................     6,621        3,463                       10,084
  General and administrative ........................................    10,750        4,408       $ (277)(g)      14,251
                                                                                                     (630)(i)

  Impairments .......................................................    11,409           --                       11,409
  Interest and other ................................................     2,376          403                        2,779
                                                                       --------      -------       ------        --------
  Total costs and expenses ..........................................    43,901        8,530         (907)         51,524
                                                                       --------      -------       ------        --------
Income tax benefit ..................................................       470           --                          470

Loss from continuing operations .....................................  $(44,522)     $(5,356)      $  907        $(48,971)
                                                                       --------      -------       ------        --------
Basic and diluted loss per common share from continuing operations ..  $  (1.74)                                 $  (0.55)
                                                                       --------                                  --------
Weighted average common shares ......................................    25,546                    63,500(h)       89,046
                                                                       --------                    ------        --------

See accompanying notes.


               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

NOTE 1. SPEEDCOM PURCHASE

P-Com, Inc. will account for the SPEEDCOM purchase transaction using the purchase method of accounting. Under the purchase method of accounting, the total purchase price, plus the fair value of assumed liabilities, is allocated to the net tangible and identifiable intangible assets acquired, based upon their respective fair values. The total estimated purchase price of $7,514,000 consists of 63,500,000 shares of P-Com, Inc. common stock, valued using market values for such shares around the commitment date ($0.114), plus $250,000 of estimated expenses. A final determination of the fair values of assets acquired and liabilities assumed has not yet been completed. Accordingly, the allocations reflected in the pro forma financial statements are preliminary and subject to change. The preliminary estimated allocation that is reflected in the accompanying pro forma financial statements as of September 30, 2003 is as follows:

Current assets .......................................             $  1,388,000
Property and equipment ...............................                  343,000
Goodwill .............................................               12,723,000
Other assets .........................................                  246,000
Assumed liabilities ..................................               (7,186,000)
                                                                   ------------
                                                                   $  7,514,000
                                                                   ============

The pro forma purchase price has been allocated to the fair values of assets acquired and liabilities assumed based upon management's best estimates, as follows:

Current assets consist of accounts receivables that are recorded at estimated net realizable value and work in process inventories that are recorded at estimated selling prices, less cost to complete and a reasonable sales margin.

Property and equipment are recorded at estimated replacement costs.

Assumed liabilities are recorded at estimated net present values of future cash outlays for liabilities due in over one year and the face values of future cash outlays for all current liabilities.

GOODWILL

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill resulting from the purchase, if any, will not be amortized into operations. Rather, such amounts will be tested for impairment at least annually. In the event that management of P-Com determines that the value of goodwill has become impaired, an accounting charge for the amount of the impairment will be recorded.

NOTE 2. SUMMARY OF PRO FORMA ADJUSTMENTS

The pro forma adjustments in the unaudited pro forma financial information are as follows:

a. These adjustments record the issuance of 63,500,000 shares of common stock, valued at the average market price around the commitment date of the transaction, and $250,000 of estimated expenses.

b. This adjustment combines the SPEEDCOM intangible asset amounts with goodwill for purposes of final allocation upon completion of the transaction.

c. This adjustment eliminates certain accrued severance amounts, which are not an assumed liability.

d. This adjustment records preliminary goodwill arising from the transaction, which is subject to final allocation upon completion of the transaction.

e. These adjustments eliminate the investment balance between P-Com and SPEEDCOM.

f. These adjustments eliminate SPEEDCOM equity accounts.

g. These adjustments eliminate the amortization of SPEEDCOM intangible assets.

h. These adjustments reflect the affect on loss per share of the P-Com common stock issued in the transaction.

i. This adjustment eliminates severance expense, which is not an assumed liability.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations contain forward-looking statements, which involve risks and uncertainties. P-Com's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the section entitled "Risk Factors" beginning on page 4 of this prospectus.

OVERVIEW

P-Com supplies broadband wireless equipment and services for use in telecommunications networks. Currently, P-Com ships 2.4 GHz and 5.7 GHz spread spectrum (unlicensed) radio systems, as well as 7 GHz, 13 GHz, 14 GHz, 15 GHz, 18 GHz, 23 GHz, 26 GHz, 38 GHz and 50 GHz point-to-point radio systems. P-Com's performance in 2002 continued to be impacted by the capital expenditure level reductions maintained by the telecommunications industry in the United States and globally. The net loss in 2002 included inventory related charges to product costs of sales of $5.8 million, and a goodwill impairment write-off of $16.9 million related to the carrying value of P-Com's services business subsidiary, arising from P-Com's adoption of Financial Accounting Standard ("FAS") 142. P-Com implemented cost reduction programs, including a headcount reduction of approximately 186 employees or 48% compared to previous year's headcount and termination of facility leases. These cost reductions were insufficient to offset the impact of the reduction in revenue and continued low gross profit margins in a depressed industry.

In the first quarter of 2003, P-Com decided to exit the services business. Accordingly, this business is reported as a discontinued operation and P-Com recorded losses from its operations for the year ended December 31, 2002, 2001, and 2000.

On December 10, 2003, P-Com acquired the Wave Wireless Networking division of SPEEDCOM Wireless Corporation ("SPEEDCOM") and related assets, in consideration for the issuance to SPEEDCOM of 63,500,000 shares of P-Com's common stock, and the assumption of certain of its liabilities. Wave Wireless Networking ("Wave Wireless") specializes in manufacturing, configuring and delivering custom broadband wireless access networking equipment, including the SPEEDLAN family of wireless Ethernet bridges and routers, for business and residential customers internationally. The acquisition provides P-Com with complimentary unlicensed point-to-point and spread spectrum wireless access systems.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of P-Com's financial condition and results of operations are based upon P-Com's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires P-Com to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, P-Com evaluates its estimates. P-Com bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

P-Com believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Management's use of estimates and assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates, and such differences could be material and affect the results of operations reported in future periods.

Fair value of financial instruments

P-Com measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States. The estimated fair value of cash, accounts receivable and payable, bank loans and accrued liabilities at September 30, 2003 and December 31, 2002 approximated cost due to the short maturity of these assets and liabilities.

REVENUE RECOGNITION

Revenue from product sales is recognized upon transfer of title and risk of loss, which is upon shipment of the product, provided no significant obligations remain and collection is probable. Revenue from equipment out-of-warranty repair is recognized upon replacement of the defective unit with a repaired unit to the customers. Provisions for estimated warranty repairs, returns and other allowances are recorded at the time revenue is recognized.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

P-Com maintains an allowance for doubtful accounts for estimated losses from the inability of its customers to make required payments. P-Com evaluates its allowance for doubtful accounts based on the aging of its accounts receivable, the financial condition of its customers and their payment history, P-Com's historical write-off experience and other assumptions. In order to limit its credit exposure, P-Com requires irrevocable letters of credit and even prepayment from certain of its customers before commencing production.

INVENTORY

Inventory is stated at the lower of cost or market, cost being determined on a first-in, first-out basis. P-Com assesses its inventory carrying value and reduces it if necessary, to its net realizable value based on customer orders on hand, and internal demand forecasts using management's best estimate given the information currently available. Demand from P-Com's customers is highly unpredictable, and can fluctuate significantly as a result of factors beyond P-Com's control. P-Com's inventories include parts and components that are specialized in nature or subject to rapid technological obsolescence. P-Com maintains an allowance for inventories for potentially excess and obsolete inventories and gross inventory levels that are carried at costs that are higher than their market values. If P-Com determines that market conditions are less favorable than those projected by management, such as an unanticipated decline in demand not meeting its expectations, additional inventory write-downs may be required.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and include tooling and test equipment, computer equipment, furniture, land and buildings, and construction-in-progress. Depreciation is computed using the straight-line method based upon the useful lives of the assets ranging from three to seven years, and in the case of buildings, 33 years. Leasehold improvements are amortized using the straight-line method based upon the shorter of the estimated useful lives or the lease term of the respective assets.

Impairment of long-lived assets

In the event that certain facts and circumstances indicate that the long-lived assets may be impaired, an evaluation of recoverability would be performed. When an evaluation occurs, management conducts a probability analysis based on the weighted future undiscounted cash flows associated with the asset. The results are then compared to the asset's carrying amount to determine if impairment is necessary. The cash flow analysis for the property and equipment is performed over the shorter of the expected useful lives of the assets, or the expected life cycles of P-Com's product line. An impairment charge is recorded if the net cash flows derived from the analysis are less than the asset's carrying value. P-Com deems that the property and equipment is fairly stated if the future

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undiscounted cash flows exceed its carrying amount. A $599,000 impairment valuation charge in connection with property and equipment for P-Com's point-to-multipoint product line was charged to restructuring charges in the first quarter of 2003, and a further $2.5 million impairment charge for the point-to-multipoint property and equipment was recorded in the second quarter of 2003.

Concentration of credit risk

Financial instruments that potentially subject P-Com to significant concentrations of credit risk consist principally of cash equivalents and trade accounts receivable. P-Com places its cash equivalents in a variety of financial instruments such as market rate accounts and United States government agency debt securities. P-Com, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer.

P-Com performs on-going credit evaluations of its customers' financial condition to determine the customer's credit worthiness. Sales are then generally made either on 30 to 60 day payment terms, cash on delivery or letters of credit. P-Com extends credit terms to international customers of up to 90 days, which is consistent with prevailing business practices.

At September 30, 2003 and December 31, 2002, approximately 67% and 43%, respectively, of trade accounts receivable represent amounts due from four and three customers, respectively.

ACCOUNTING FOR INCOME TAXES

P-Com records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. P-Com considers historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event that P-Com determines that it would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period the determination was made.

YEARS ENDED 2002, 2001 AND 2000

SALES

Sales consist of revenues from radio systems sales and out-of-warranty repairs and support services offered.

In 2002, 2001 and 2000, sales were approximately $29.7 million, $73.2 million and $183.6 million, respectively. The 59% decrease in sales from 2001 to 2002 was primarily due to the absence of sales to United States competitive local exchange carriers, lack of continuing equipment sales to certain customers in the United Kingdom and the overall decline in global spending for telecommunications. The 60% decrease in sales from 2000 to 2001 was primarily due to significantly decreased product sales to competitive local exchange carrier customers, on which P-Com had heavily relied. P-Com's major customer, Winstar, declared bankruptcy in April 2001.

Sales to Orange Personal Communications Services accounted for approximately 11%, 23% and 9% of total sales in 2002, 2001 and 2000, respectively. Sales to Myntahl Corporation accounted for approximately 14% of total sales in 2002. Sales to T-Mobile (previously known as Mercury-One-to-One) accounted for approximately 18% of 2001 sales, and 4% of 2002 sales.

During 2002, P-Com generated 10% of its sales in the United States, 20% in the United Kingdom, 51% in Asia, and 4% in other geographical regions. During 2001, P-Com generated 22% of its sales in the United States, 44% in the United Kingdom, 22% in Asia, particularly in the Pacific Rim and 12% in other geographical regions. During 2000, P-Com generated 44% of its sales in the United States, 31% in the United Kingdom, 10% in Continental Europe, and 15% in other geographic regions, particularly in the Pacific Rim.

Many of P-Com's largest customers use its products and services to build telecommunications network infrastructures. These purchases are significant investments in capital equipment and are required for a phase of the

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

rollout in a geographic area or a market. Consequently, the customer may have different requirements from year to year and may vary its purchases from P-Com accordingly.

The significant worldwide contraction in the capital spending of the telecommunications industry negatively affected P-Com's sales in 2002 and the second half of 2001. This trend has continued in the nine-month period ended September 30, 2003. P-Com was not able to adjust operating expense levels drastically enough to result in a profitable operating result in 2002, and given the sales level decline experienced, P-Com could not expect to be profitable at the sales levels experienced in 2002.

GROSS PROFIT

Cost of sales consists primarily of costs related to materials, labor and overhead, freight and duty. In 2002, 2001, and 2000, gross profit (loss) was $(1.1) million, $(21.7) million and $22.6 million, respectively, or (4%), (30%), and 12%, respectively.

In 2002, 2001, and 2000, product gross margins were negatively affected by inventory and other related charges of $5.8 million, $30.0 million, and $21.7 million, respectively (see "Restructuring and Other Charges" below). Product gross profit as a percentage of product sales, not including the effect of the inventory charges described above, was approximately 15%, 11%, and 24% in 2002, 2001, and 2000, respectively. The higher gross margin in 2002 was due to a reduction of direct production overhead and several sales transactions to the Middle East market at improved prices. In 2001, the reduced gross profit margins related to reduced economies of scale and to pricing pressure on the point-to-point Tel-Link products as a result of the relative maturity of this legacy product line, the global economic slowdown and availability of highly competitive alternative products in the marketplace. Gross profit turned negative in the second half of 2001. Unless sales recover significantly, despite the cost cutting measures in place, P-Com will remain unprofitable.

RESEARCH AND DEVELOPMENT

Research and development expenses consist primarily of costs associated with new product development. P-Com's research and development activities include the development of additional radio products, frequencies and upgrading operating features, and related software tools. Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred after the establishment of technological feasibility and before general release to customers are capitalized, if material.

In 2002, 2001, and 2000, research and development expenses were approximately $12.7 million, $19.8 million and $20.2 million, respectively. As a percentage of product sales, research and development expenses increased from 27% in 2001 to 43% in 2002, primarily due to the lower sales levels. Research and development expenses in 2001 and 2002 continued to be significant due to the substantial final development efforts on the new Encore point-to-point and AirPro Gold spread spectrum products in preparation for commercial rollout in 2002. As a percentage of product sales, research and development expenses increased from 11% in 2000 to 27% in 2001, primarily due to the lower sales levels.

SELLING AND MARKETING

Selling and marketing expenses consist of salaries, sales commissions, travel expenses, customer service and support expenses, and costs related to business development and trade shows. In 2002, 2001, and 2000, selling and marketing expenses were $6.6 million, $7.6 million, and $11.4 million, respectively. As a percentage of sales, selling and marketing expenses increased from 10% in 2001 to 22% in 2002, primarily due to lower sales levels. As a percentage of sales, selling and marketing expenses increased from 6% in 2000 to 10% in 2001, primarily due to the same reason, year-on-year basis.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of salaries and other expenses for management, as well as finance, accounting, data processing, public company costs, legal, and other professional services. In 2002,

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

2001, and 2000, general and administrative expenses, were $10.7 million, $26.1 million (excluding a $11.6 million receivable valuation charge relating to the bankruptcy filing of Winstar), and $18.2 million, respectively. As a percentage of sales, general and administrative expenses were at 36% (excluding the $11.6 million receivable valuation charge) in 2001 as well as in 2002. As a percentage of sales, general and administrative expenses increased from 10% in 2000 to 36% in 2001 due to the decreased sales levels and the inability to reduce fixed expenses as rapidly as the decrease in sales.

CHANGE IN ACCOUNTING PRINCIPLE

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies accounted for as purchase business combinations. P-Com adopted SFAS 142 on January 1, 2002, and, as a result, stopped recording goodwill amortization but did record a transitional impairment charge of $5.5 million in the first quarter of 2002, representing the difference between the fair value of expected cash flows from the services business unit, and its book value.

GOODWILL AMORTIZATION AND IMPAIRMENT

Under previous accounting treatment, goodwill was amortized quarterly upon a fixed schedule. Goodwill was amortized on a straight-line basis over the period of expected benefit of 20 years. In 2001 and 2000, goodwill amortization was approximately $2.4 million and $4.1 million, respectively. In the second quarter of 2000, management reviewed the carrying value of goodwill related to its 1998 acquisition of the Cylink Wireless Group. Based upon its assessment of future value of revenue flows estimated to be provided from this acquisition, a $15 million impairment charge was recorded. Management also determined it appropriate to amortize the remaining goodwill related to the Cylink Wireless Group over a 4 1/2 year period beginning in July 2000. In 2001, management again reviewed the carrying value of goodwill related to Cylink Wireless Group. Based on the changes to the forecast future cash flows and the replacement of the Cylink Wireless Group spread spectrum products with its successor AirPro Gold line, P-Com determined that the residual goodwill arising from the acquisition of Cylink Wireless Group in 1998 was impaired and recorded a charge of $5.6 million in the third quarter of 2001.

GOODWILL IMPAIRMENT

Management reviewed the carrying value of goodwill related to the services business unit, and based upon its assessment of future cash value of revenue flows and the current depressed business condition of the telecommunications services market, recorded an $11.4 million impairment charge in the fourth quarter of 2002.

RESTRUCTURING AND OTHER CHARGES

In the fourth quarter of 2002, P-Com determined that there was a need to reevaluate its inventory carrying value in light of the continuing worldwide slowdown in the global telecommunications market, especially with regard to an assessment of future demand for P-Com's point-to-multipoint product range. This resulted in a $5.8 million inventory charge to product cost of sales, of which $5.0 million was for point-to-multipoint inventories, and $0.8 million was for spread spectrum inventories.

In the first quarter of 2001, P-Com recorded a $10.0 million inventory related charge to product cost of sales, and incurred a $11.6 million receivable valuation charge, a direct result of the bankruptcy of Winstar. In the third quarter of 2001, P-Com determined that there was a need to reevaluate its inventory carrying value in the light of the significant slowdown in the global telecommunication market, and the phasing out of and replacement of current product designs. The evaluation included an assessment of future demand for certain of P-Com's lower speed and lower frequency TelLink point-to-point products, and resulted in total charges to product costs of sales of approximately $18.0 million in the third quarter of 2001. Additionally $2.0 million was charged to product cost of sales in the fourth quarter of 2001.

In the second quarter of 2000, P-Com determined that there was a need to reevaluate its inventory levels and related accrued liabilities in light of recent changes in product and customer mix. The evaluation was prompted by a change in customer mix away from the United Kingdom and other European markets and toward the United

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

States market, and the resulting anticipated decrease in demand for certain of P-Com's lower speed and lower frequency Tel-Link point-to-point product line, and resulted in total charges of approximately $21.7 million during the second quarter of 2000. These charges consisted of increases to the inventory reserve of approximately $17.4 million and accrued liabilities of approximately $4.3 million, both relating to P-Com's product segment. In addition, P-Com performed a review of the carrying value and remaining life of long-lived assets associated with its product segment and recorded write-downs of approximately $15.0 million of goodwill, and an approximately $9.9 million write-off of deferred tax assets.

P-Com increased inventory reserves and related purchase liabilities through charges to product cost of sales in the second quarter of 2000. Of the $17.0 million charge for additional reserves, $15.4 million related to the TelLink point-to-point product line. An additional reserve of approximately $1.0 million was added in the second quarter of 2000 to adjust the carrying value of certain modules of the point-to-multipoint radio line.

LOSS ON DISCONTINUED BUSINESS

In the first quarter of 2003, P-Com decided to exit its service business, P-Com Network Services, Inc. Accordingly, this business is reported as a discontinued operation and P-Com recorded losses from its operations for the year ended December 31, 2002, 2001 and 2000. On April 30, 2003, P-Com entered into an Asset Purchase Agreement with JKB Global, LLC to sell certain assets of P-Com Network Services, Inc. P-Com is a guarantor of P-Com Network Services, Inc.'s obligations under its premises lease, through July 2007. As part of the sale to JKB Global, LLC, JKB Global, LLC has agreed to sublet the premises from P-Com Network Services, Inc. for one year beginning May 1, 2003. The terms of the sublease required JKB Global, LLC to pay less than the total amount of rent due under the terms of the master lease. As a result, P-Com remained liable under the terms of the guaranty for the deficiency, and the total obligation under the terms of the master lease was approximately $1.5 million. This amount was accrued in the second quarter of 2003 as loss on disposal of discontinued operations. In September 2003, P-Com entered into an agreement to terminate the premises lease in consideration for the payment to the landlord of $240,000.

INTEREST EXPENSE

In 2002, 2001, and 2000, interest expense was $2.5 million, $1.9 million, and $4.6 million, respectively. In 2002, interest expense primarily relates to the borrowings on the bank line, the 4.25% Convertible Subordinated Notes, the issuance of the 7% Convertible Subordinated Notes effective November 1, 2002, note conversion expenses and interest on equipment leases. Approximately $0.8 million was charged to interest expense in 2002 (zero in 2001) related to conversion of the 4.25% Convertible Subordinated Notes to common stock, in compliance with SFAS 84. In 2001, interest expense primarily relates to the 4.25% Convertible Subordinated Notes, fees incurred in setting up the Loan and Security Agreement with Foothill Capital Corporation and interest on equipment leases. For 2000, interest expense consisted primarily of interest and fees incurred on the 4.25% Notes and borrowings under P-Com's bank lines of credit, interest on the principal amount of equipment leases, and contractual penalties for late filing of the registration statement in connection with the issuance of the Series B Convertible Preferred Stock and the related warrants. Approximately $1.9 million was charged to interest expense in 2000 related to amortization of the fair value of warrants issued to P-Com's lender group in January 2000. The higher interest expense in 2002 compared to 2001 is due primarily to the recognition of $771,000 of note conversion expenses in compliance with SFAS 84. The reduction in interest expense in 2001 compared to the prior year was primarily due to reduced debt levels outstanding in these periods.

GAIN ON SALE OF SUBSIDIARY

P-Com recognized a gain of approximately $9.8 million in 2001 on the sale of RT Masts in February 2001.

OTHER INCOME (EXPENSE), NET

In 2002, other expense, net related primarily to losses on vendor settlements of $1.2 million, and writing off of a notes receivable of $0.8 million. These were partially offset by exchange gain arising from Euro and United

Kingdom pound denominated receipts when these currencies appreciated against United States dollars and other miscellaneous income.

In 2001, other expense, net was comprised primarily of losses related to the write-down of property and equipment and foreign currency translation loss offset by an earn out royalty payment related to the 2000 sale of the Control Resources Corporation subsidiary, and investment income from available cash balances. In 2000, other expense, net represented primarily a $3.5 million loss in the first quarter on the sale of P-Com's Cemetel unit, foreign exchange losses of approximately $5.0 million and the write-off of a 1998 investment in a Poland-based telecommunications venture of $1.3 million. This was partially offset by interest income on excess cash balances, and a gain of $2.6 million on the sale of Control Resources Corporation in April 2000.

PROVISION (BENEFIT) FOR INCOME TAXES

In 2002 and 2001, P-Com recorded a net tax benefit of $(0.5) million and $(0.6) million, respectively, relating to recovery of prior year's federal income tax, offset by income taxes attributable to foreign jurisdictions that had local taxable income for both years.

In 2000, P-Com recorded tax provisions of $10.9 million, comprised of a $9.9 million write-off of deferred tax assets taken in 2000 and income taxes attributable to foreign jurisdictions that had taxable income for 2000. No benefit was recognized in 2002, 2001, and 2000 for net operating losses incurred.

EXTRAORDINARY ITEM

In the second quarter of 2002, P-Com repurchased 4.25% Convertible Subordinated Notes with a face value of $1.75 million for approximately $367,000 in cash.

In January 2000, P-Com repurchased $7.0 million of its 4.25% Convertible Subordinated Notes by issuing 677,000 shares of newly issued P-Com common stock with a fair market value of $5.1 million. The extraordinary gain resulting from this transaction amounted to $1.9 million.

NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

SALES

For the nine months ended September 30, 2003, total sales were approximately $15.1 million, compared to $22.3 million for the same period in the prior year. The decrease in total sales for the nine-month period ended September 30, 2003 as compared to 2002 was principally attributable to a $6.1 million decrease in Point-to-Point and Spread Spectrum product shipments to the Asia-Pacific Rim countries, and $0.9 million decrease in the Point-to-Multipoint sales to the same market. The continuing capital expenditure control measures implemented by North American and European telecommunication companies have continued to adversely impact P-Com's sales. Approximately $3.0 million of P-Com's sales in the third quarter of 2003 are from out-of-warranty repair activities, an increase of $0.1 million over the previous quarter.

During the nine-month period ended September 30, 2003 and 2002, four and two customers accounted for a total of 56% and 29% of P-Com's total sales, respectively. During the nine months ended September 30, 2003, P-Com generated approximately 28% of P-Com's sales in the Asia-Pacific Rim areas and the Middle East combined. During the same period in 2002, P-Com generated 50% of P-Com's sales in the Asia-Pacific Rim and the Middle East combined. The United Kingdom market contributed 34% of the Company's revenue in the nine months ended September 30, 2003, compared to 20% in the same period in 2002. P-Com's next largest market is the European continent, which generated approximately 18% of the Company's revenue in the nine months ended September 30, 2003, compared to 16% in the same period in 2002. Many of P-Com's largest customers use its products to build telecommunication network infrastructures. These purchases represent significant investments in capital equipment and are required for network rollout in a geographic area or market. Consequently, the customer may have different requirements from year to year and may vary its purchase levels from P-Com accordingly. As noted, the worldwide slowdown in the telecommunications industry is significantly affecting P-Com's customers and its revenue levels.

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GROSS PROFIT

For the nine months ended September 30, 2003 and 2002, gross profit was $2.7 million (excluding inventory and related charges of $3.7 million) and $3.0 million, or 18% and 14% of sales, respectively. The inventory and related charge for the nine months ended September 30, 2003 relate to P-Com's legacy Point-to-Point Tel-Link and Airlink products, and the Point-to-Multipoint products. The charges were taken in view of the less favorable market conditions for these products. The higher gross margin was attributable principally to a higher percentage of total revenue during the nine-month period ended September 30, 2003 coming from the sale of unlicensed Spread Spectrum equipment and Tel-Link out-of-warranty repairs, which provide higher gross margins compared to licensed equipment, which contributed a greater percentage of total revenue during the comparable nine-month period in 2002. Including the inventory and related charges of $3.7 million, gross loss for the nine months ended September 30, 2003 is (7%).

RESEARCH AND DEVELOPMENT

For the nine months ended September 30, 2003 and 2002, R&D expenses were approximately $4.8 million and $10.3 million, respectively. The decrease in R&D expense was due to the restructuring of the Point-to-Multipoint operations, reduced depreciation charges, reduced staffing levels and substantial completion of product development efforts related to P-Com's Point-to-Point Encore and AirPro Gold Spread Spectrum radios.

SELLING AND MARKETING

For the nine months ended September 30, 2003 and 2002, sales and marketing expenses were approximately $2.7 million and $5.2 million, respectively. The decrease in sales and marketing spending is due to lower commission payments in light of decreased sales in the Asia-Pacific Rim areas, headcount reductions and reduced traveling expenses.

GENERAL AND ADMINISTRATIVE

For the nine months ended September 30, 2003 and 2002, general and administrative expenses were approximately $4.3 million and $8.7 million, respectively. The decrease in general and administrative expense in the third quarter of 2003 is principally attributable to a realization of savings from cost reduction programs that continued from 2002 to 2003, including headcount and salary reductions, reduced consulting and legal expenses, and facilities consolidation.

ASSET IMPAIRMENT AND OTHER RESTRUCTURING CHARGES

In the event that certain facts and circumstances indicate that the long-lived assets may be impaired, an evaluation of recoverability would be performed. When an evaluation occurs, management conducts a probability analysis based on the weighted future undiscounted cash flows associated with the asset. The results are then compared to the asset's carrying amount to determine if impairment is necessary. The cash flow analysis for the property and equipment is performed over the shorter of the expected useful lives of the assets, or the expected life cycles of P-Com's product line. An impairment charge is recorded if the net cash flows derived from the analysis are less than the asset's carrying value. P-Com deems that the property and equipment is fairly stated if the future undiscounted cash flows exceed its carrying amount.

In the first and second quarter of 2003, the Company determined that there was a need to reevaluate the carrying value of its property and equipment, which are held for sale, relating to its Point-to-Multipoint product line. The evaluation was performed in light of the continuing slowdown in the global telecommunications market for this product line. The evaluation resulted in a $2.5 million provision for asset impairment in the second quarter of 2003, and $0.6 million provision in the first quarter of 2003.

In connection with the workforce reduction in May 2003, the Company recorded a $0.2 million charge in the second quarter of 2003 relating to a severance package given to certain of its executive officers.

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

The Company recorded a $0.4 million charge in the third quarter of 2003 for liability relating to a terminated lease facility in the United Kingdom.

Loss on discontinued business

In the first quarter of 2003, P-Com decided to exit its services business, PCNS. Accordingly, beginning in the first quarter of 2003, this business is reported as a discontinued operation and P-Com recorded losses from its operations and from the disposal of the services business unit relating to writing down of assets to net realizable value. On April 30, 2003, the Company entered into an Asset Purchase Agreement with JKB to sell certain assets of PCNS. The Company is a guarantor of PCNS' obligations under its premises lease, through July 2007. As part of the sale to JKB, JKB agreed to sublet the premises from PCNS for one year beginning May 1, 2003. The terms of the sublease required JKB to pay less than the total amount of rent due under the terms of the master lease. As a result, the Company remained liable under the terms of the guaranty for the deficiency, and the total obligation under the terms of the master lease was approximately $1.5 million, and these were accrued in the second quarter of 2003 as loss on disposal of discontinued operations. In the third quarter of 2003, the Company reached a settlement agreement with the landlord for $0.3 million, and wrote-back the excess accrual of $1.2 million as a gain on discontinued operations.

Change in accounting principle

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies accounted for as purchase business combinations. P-Com adopted FAS 142 on January 1, 2002, and, as a result, recorded a transitional impairment charge of $5.5 million in the first quarter of 2002, representing the difference between the fair value of expected cash flows from the services business unit, and its book value.

INTEREST EXPENSE

For the nine months ended September 30, 2003 and 2002, interest expense was $1.6 million and $2.0 million, respectively. The lower expense in 2003 was due to interest savings from the redemption of the Convertible Notes.

GAIN ON DEBT, RESTRUCTURING AND OTHER INCOME, NET

For the nine-month period ended September 30, 2003, other income, net, totaled $13.4 million compared to $0.2 million for the corresponding period in 2002. The higher amount in 2003 was due to $10.3 million of gain on redemption of the Convertible Notes, and $2.1 million of gain from vendor settlements.

PROVISION (BENEFIT) FOR INCOME TAXES

P-Com has not recorded the tax benefit of its net operating losses since the criteria for recognition has not been achieved. The net operating losses will be available to offset future taxable income, subject to certain limitations and expirations.

LIQUIDITY AND CAPITAL RESOURCES

Since P-Com's inception in August 1991, P-Com has financed its operations and capital requirements through net proceeds of approximately $97.2 million from its initial and two follow-on public offerings of P-Com common stock; $110.2 from private placements of P-Com common stock; $32.2 million from four preferred stock financings; $97.5 million from the 4.25% Notes issued in 1997; and borrowings under bank lines of credit and equipment lease arrangements.

In 2002, P-Com used approximately $14.5 million of cash in operating activities, primarily due to the net loss of $54.3 million, offset by depreciation charges of $6.6 million, non-cash charges to cost of sales for inventory related charges aggregating $5.8 million, and an impairment charge related to goodwill of $16.9 million. In addition,

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

P-Com experienced decreases in inventories, other accrued liabilities, accounts receivable, and prepaid expenses related to lower levels of sales and operations level reductions caused by the current downturn.

During the nine-month period ended September 30, 2003, P-Com used approximately $0.2 million of cash in operating activities, primarily due to P-Com's net loss of $7.0 million, a $10.3 million non-cash gain arising from the redemption of the Convertible Notes, and $2.1 million non-cash gain from vendor settlements. These amounts were offset by a $3.7 million non-cash loss related to inventory and related charges, $3.1 million of property and equipment impairment charges, and depreciation expenses of $3.4 million. Significant contributions to cash flow resulted from a net reduction in inventories of $4.1 million, a net reduction in prepaid and other current assets of $2.2 million, and a net increase of other accruals of $1.6 million. These were partially offset by a reduction of accounts payable of $2.1 million.

During the nine-month period ended September 30, 2002, P-Com used approximately $14.6 million of cash in operating activities, primarily related to the net loss of $32.2 million, which was offset by $5.5 million of non-cash goodwill impairment charges and depreciation expenses of $5.1 million. Other significant contributions to cash flow from operations for the quarter ended September 30, 2003 were cash generated through a decrease in inventory of $8.3 million, and a net reduction of prepaid expenses and other current assets of $3.1 million, partially offset by the $1.4 million non-cash extraordinary gain on the retirement of certain Convertible Notes, and a net reduction in payables and other accrued liabilities of approximately $10.0 million, which resulted from vendor settlements and a slowdown of overall payable balances occurring in the period as a result of reduced orders from domestic CLEC customers, and consolidation of operating facilities and related administrative expenses.

During 2002, P-Com received net proceeds of approximately $5.0 million through investing activities. The net proceeds resulted primarily from the decrease in restricted cash of $2.5 million, and proceeds from sale of property and equipment of $0.3 million and a contribution of $2.9 million from changes in the net assets of discontinued operations, offset by acquisition of property and equipment of $0.6 million.

During the nine-month period ended September 30, 2003, P-Com used approximately $1.8 million of cash from investing activities, due principally to the loans to SPEEDCOM of $1.1 million, and $0.9 million arising from changes in the net assets of discontinued operations, offset by a $0.4 decrease in restricted cash. During the nine-month period ended September 2002, P-Com generated $5.4 million from investing activities, mainly from a $2.9 million decrease in restricted cash, and $3.0 million from changes in the net assets of the Company's discontinued operations.

In 2002, P-Com received net proceeds of approximately $7.7 million through financing activities. P-Com received approximately $7.3 million and $0.4 million in June 2002 and December 2002, respectively, in net proceeds from the issuance of P-Com common stock, and drew $2.6 million from P-Com's available bank line. P-Com used $2.1 million to redeem a total face value of $3.5 million of the 4.25% Notes in June 2002 and in November 2002. P-Com further remitted $0.5 million under its capital lease obligations.

During the nine-month period ended September 30, 2003, P-Com generated $2.2 million of cash flows from financing activities, primarily through the receipt of $2.6 million from bridge financings, and $0.3 million from the receipt of proceeds from the sale of common stock. These were offset by payments of $0.7 million to the Bank under the Credit Facility and to lessors under capital leases of the Company. During the nine-month period ended September 30, 2002, P-Com generated $8.2 million of cash flows from financing activities, primarily through the receipt of $7.3 million from the sale of common stock, and $1.6 million cash advances from the Bank under the Credit Facility, offset by payments in connection with capital leases, and the repurchase of certain Convertible Notes.

P-Com's principal sources of liquidity as of December 31, 2002 consisted of approximately $0.9 million of cash and cash equivalents, and additional amounts that P-Com may borrow under the existing credit facility with Silicon Valley Bank. Cumulative operating losses have seriously affected P-Com's liquidity in 2002. At December 31, 2001, P-Com had approximately $2.5 million in cash and cash equivalents. P-Com further had $2.9 million in restricted cash resulting from an attachment, as part of a dispute with a vendor. The dispute had been fully resolved and the attachment removed in February 2002, resulting in approximately $1.4 million being released to P-Com at that time.

As of September 30, 2003 P-Com's principal sources of liquidity consisted of approximately $1.1 million of cash and cash equivalents, and additional borrowing availability under the Credit Facility.

At December 31, 2002, P-Com had negative working capital of approximately $1.8 million. The negative working capital resulted from P-Com's continuing operating losses; higher loan from bank balance and a $5.5 million inventory write-down to net realizable value. Unless P-Com is able to generate sufficient profitable sales, or obtain new equity, P-Com may have insufficient working capital to fund its operations.

At September 30, 2003, P-Com had negative working capital of approximately $12.2 million. The negative working capital resulted from P-Com's continuing operating losses, a $5.5 million inventory write-down to net realizable value, higher accrued liabilities, and a $2.2 million increase in convertible promissory note balances. These convertible promissory notes were converted into Series C Convertible Preferred Stock, in connection with the Series C Financing, which the Company closed on October 3, 2003. The Series C Financing resulted in gross proceeds to the Company of $11.0 million. Each share of Series C Convertible Preferred Stock has a stated value of $1,750 per share. The Series C Financing resulted in net proceeds of approximately $7.9 million, after deducting expenses related to the Series C Financing, payment of certain claims, and the elimination of certain vendor liabilities of the Company.

On September 20, 2002, P-Com and Silicon Valley Bank entered into a Credit Facility Agreement for a total facility of $5.0 million, consisting of a $1.0 million borrowing line based on domestic receivables, and a Loan and Security Agreement under the Export-Import ("EXIM") program for a $4.0 million borrowing line based on export related inventories and receivables. The bank makes cash advances equal to 70% of eligible accounts receivable balances for both the EXIM program and domestic lines, and up to $1.2 million for eligible inventories under the EXIM program. Advances under these loan agreements bear interest at the bank's prime rate plus 2.5% per annum. The loan agreements expire on September 20, 2003, and are secured by all receivables, deposit accounts, general intangibles, investment properties, inventories, cash, property, plant and equipment of P-Com. P-Com has issued a $4.0 million secured promissory note underlying these loan agreements to the bank. As of December 31, 2002, the loan amount payable to the bank was $2.9 million. P-Com was not in compliance with the loan agreements' revenue and minimum tangible net worth covenants as of December 31, 2002, and, on March 4, 2003, P-Com received a limited waiver from the bank for the designated revenue default, and a limited forbearance from exercising its rights and remedies arising from the tangible net worth default until the earlier of (i) March 15, 2003, or (ii) the occurrence of an event of default. On March 24, 2003, P-Com received a waiver from the bank of the non-compliance with the minimum tangible net worth covenant as of December 31, 2002, and the cross default arising from the non-compliance. P-Com also received from the bank in the same waiver agreement a limited forbearance from exercising its rights and remedies arising from P-Com's non-compliance with the tangible net worth covenant as of January 31, 2003 until the earlier of (i) April 15, 2003, or (ii) the occurrence of an event of default other than the January 2003 default. Under the terms of the forbearance, the bank reserved its right to immediately cease extending credit without further notice, and the right, in its discretion, to have the outstanding debt obligations bear interest at the default rate of interest, which includes an additional 4% penalty charge.

On September 25, 2003, the Company renewed its Credit Facility with the Bank for an additional year, until September 25, 2004. The Credit Facility consists of a Loan and Security Agreement for a $1.0 million borrowing line based on domestic receivables, and a Loan and Security Agreement under the Export-Import ("EXIM") program for a $3.0 million borrowing line based on export related inventories and receivables. The Credit Facility provides for cash advances equal to 70% of eligible accounts receivable balances for both the EXIM program and domestic lines, and up to $750,000 for eligible inventories (limited to 25% of eligible EXIM accounts receivable), under the EXIM program. Advances under the Credit Facility bear interest at the Bank's prime rate plus 3.5% per annum. The Credit Facility is secured by all receivables, deposit accounts, general intangibles, investment properties, inventories, cash, property, plant and equipment of the Company. The Company has also issued a $4.0 million secured promissory note underlying the Credit Facility to the Bank. As of September 30, 2003, the loan amount payable to the Bank under the Credit Facility aggregated $2.2 million.

P-Com has an unsecured overdraft line with a bank in Italy, for borrowings up to $83,000, based on domestic trade receivables. Borrowings under this line bear interest at 4.5% per annum. As of September 30, 2003, the overdraft amount drawn on this line was approximately $36,000.

On March 26, 2003, P-Com completed a bridge financing transaction in which it issued $1.5 million of 10% convertible promissory notes with a maturity date of one year from the date of issuance. These convertible promissory notes are subordinated to the existing bank line of credit, but senior to the $22.4 million Convertible Subordinated Notes due 2005.

On May 28, 2003, P-Com completed a bridge financing transaction in which it issued $0.3 million of 10% convertible promissory notes with a maturity date of one year from the date of issuance. These convertible promissory notes are subordinated to the existing bank line of credit, but senior to the $22.4 million Convertible Subordinated Notes due 2005.


On July 18, 2003, P-Com completed a bridge financing transaction in which it issued $0.9 million of 10% convertible promissory notes with a maturity date of one year from the date of issuance. These convertible promissory notes were converted into shares of Series C Convertible Preferred Stock, in connection with the Series C Financing, as discussed below. On August 4, 2003, as a result of the restructuring of its Convertible Subordinated Notes due 2005, the principal amount and accrued interest of $21,138,000 was converted into approximately 1,000,000 shares of Series B Convertible Preferred Stock with a stated value of $21.138 per share. Each share of Series B Convertible Preferred Stock is convertible into a number of shares of P-Com common stock equal to the stated value plus accrued and unpaid dividends, if any, divided by an initial conversion price of $0.20. The holders of the Series B Convertible Preferred Stock are obligated to convert their shares into shares of common stock as soon as reasonably practicable. However, no holder of Series B Convertible Preferred Stock may convert its shares into shares of common stock if the conversion would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of P-Com's outstanding common stock. As of January 20, 2004, approximately 891,593 shares of Series B Convertible Preferred Stock had been converted into approximately 94,232,454 shares of common stock and approximately 108,406 shares of Series B Convertible Preferred remained outstanding. The shares of Series B Convertible Preferred Stock that remain outstanding are convertible into approximately 11,457,487 shares of common stock, subject to the limitation on conversion described above. The number of shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock is subject to adjustment for stock splits, stock dividends and similar transactions.


On October 3 and December 18, 2003, P-Com raised approximately $13.8 million from the issuance and sale of its Series C Convertible Preferred Stock (the "Series C Financing"), resulting in net proceeds of approximately $9.9 million after deducting expenses related to the Series C Financing, and payment of certain claims related to P-Com's restructuring. Together with each share of Series C Convertible Preferred Stock, P-Com also issued one Series C-1 Warrant to purchase 7,000 shares of common stock and one Series C-2 Warrant to purchase 7,000 shares of common stock. The Series C-1 Warrants have a term of five years and an initial exercise price of $0.15 per share, increasing to $0.18 per share one year after the date of issuance. The Series C-2 Warrants have a term of five years and an initial exercise price of $0.18 per share, increasing to $0.22 per warrant 18 months after date of issuance. Dividends accrue on the Series C Convertible Preferred Stock beginning 12 months after the closing, at 6% per annum paid semi-annually in cash or common stock, at the option of P-Com, and increasing to 8% per annum beginning 24 months after the closing. Each share of Series C Convertible Preferred Stock is convertible at any time at the option of the holder into a number of shares of common stock equal to its stated value of $1,750 per share plus accrued and unpaid dividends, if any, divided by an initial conversion price of $0.10. However, no holder of Series C Convertible Preferred Stock may convert its shares into shares of common stock if the conversion would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of P-Com's outstanding common stock. Subject to this limitation, the Series C Convertible Preferred Stock is also mandatorily convertible at the option of P-Com 180 days after the effective date of a registration statement covering the shares of common stock issuable upon the conversion of the Series C Convertible Preferred Stock, and upon the satisfaction of the following conditions: (i) for ten consecutive days, the common stock closes at a bid price equal to or greater than $0.20; (ii) the continued effectiveness of the registration statement; (iii) all shares of common stock issuable upon conversion of the Series C Convertible Preferred Stock and Series C-1 and Series

C-2 Warrants are authorized and reserved for issuance, are registered under the Securities Act for resale by the holders, and are listed or traded on the OTC Bulletin Board or other national exchange; (iv) there are no uncured redemption events; and (v) all amounts accrued or payable under the Series C Convertible Preferred Stock Certificate of Designation or registration rights agreement have been paid. As of January 20, 2004, approximately 513 shares of Series C Convertible Preferred Stock had been converted into approximately 8,986,983 shares of common stock and approximately 9,429 shares of Series C Convertible Preferred Stock remained outstanding and none of the Series C Warrants had been exercised. The shares of Series C Convertible Preferred Stock that remain outstanding are convertible into approximately 165,005,622 shares of common stock, subject to the limitation on conversion described above. The number of shares of common stock issuable upon conversion of the Series C Convertible Preferred Stock and exercise of the Series C-1 and Series C-2 Warrants is subject to adjustment for stock splits, stock dividends and similar transactions and for certain dilutive issuances.


The following summarizes P-Com's contractual obligations at December 31, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods:

                                   Less Than     One to       Three to      After
    Obligations (in $000):         One Year    Three Years   Five Years   Five Years    Total
-------------------------------    ---------   -----------   ----------   ----------   -------
Convertible subordinated notes      $   --      $22,390        $ --        $     --    $22,390
Non-cancelable operating
    lease obligations                3,001        6,788         466              --     10,255
Loan payable to bank                 2,908           --          --              --      2,908
Senior subordinated secured
    promissory notes                   202           --          --              --        202
Open purchase order
    commitments                      1,073           --          --              --      1,073
Capital lease obligations              435        2,077          --              --      2,512
                                    ------      -------        ----        --------    -------
TOTAL                               $7,619      $31,255        $466        $     --    $39,340
                                    ------      -------        ----        --------    -------

As a result of P-Com's default under certain capital lease obligations, the total amount due has been accelerated to the current period.

The following summarizes P-Com's contractual obligations at September 30, 2003, and the effect such obligations are expected to have on its liquidity and cash flow in future periods:

                                Less Than    One to       Three to      After
  Obligations (in $000):         One Year  Three Years   Five Years   Five Years    Total
----------------------------    ---------  -----------   ----------   ----------   -------
Convertible promissory note      $2,237      $   --        $ --          $--      $ 2,237
Non-cancelable operating
   lease obligations              1,366       2,000         111           --        3,477
Capital lease obligations           665       1,804          --           --        2,469
Loan payable to banks             2,220          --          --           --        2,220
Purchase order commitments        1,979          --          --           --        1,979
                                 ------      ------        ----          ---      -------
Total                            $8,467      $3,804        $111          $--      $12,382
                                 ------      ------        ----          ---      -------

P-Com does not have any material commitments for capital equipment. Additional future capital requirements will depend on many factors, including P-Com's plans to increase manufacturing capacity, working capital requirements for its operations and its internal free cash flow from operations.

Although the receipt of net proceeds from the Series C Financing and the debt and other restructuring efforts have significantly improved the Company's working capital position, its working capital deficit remains. Management intends to focus on increasing sales, settling outstanding claims, controlling general and operating expenses, and reducing the cost of goods sold, in order to return the Company to profitability. To further increase sales, and position the Company for future growth, additional financing may be required. No assurances can be given that additional financing will continue to be available to P-Com on acceptable terms, or at all. If the Company fails to (i) generate sufficient revenues from new and existing products sales; (ii) diversify its customer base;
(iii) decrease its costs of goods sold, and achieve higher operating margins;
(iv) obtain additional debt or equity financing; or (v) negotiate agreements to settle outstanding litigation and claims, the Company will have insufficient capital to continue its operations. Without sufficient capital to fund its operations, P-Com will no longer be able to continue as a going concern. P-Com's independent accountants' opinion on P-Com's consolidated financial statements for the year ended December 31, 2002 included an explanatory paragraph which raises substantial doubt about P-Com's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and clarification of recorded asset amounts or to the amounts and classification of liabilities that may be necessary if the Company is unable to continue as a going concern.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Valuable Interest Entities. This interpretation clarifies rules relating to consolidation where entities are controlled by means other than a majority voting interest and instances in which equity investors do not bear the residual economic risks. This interpretation was originally effective immediately for variable interest entities created after January 31, 2003 and for interim periods beginning after June 15, 2003 for interests acquired prior to February 1, 2003. However, the FASB is reviewing certain provisions of the standard and has deferred the effective date for public companies to periods ending after December 15, 2003. PCOM currently has no ownership in variable interest entities and therefore adoption of this standard currently has no financial reporting implications.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This statement is designed to improve financial reporting such that contracts with comparable characteristics are accounted for similarly. The statement, which is generally effective for contracts entered into or modified after June 30, 2003, did not have impact on P-Com' s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. At September 30, 2003, P-Com had no such financial instruments outstanding and therefore adoption of this standard had no financial reporting implications. In August, October and December 2003, P-Com issued shares of Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock, all of which have certain terms that, while improbable, may require their mandatory redemption for cash. P-Com believes that accounting for these securities as a mezzanine security, outside of equity, under Staff Accounting Bulletin No. 64 (SAB 64) is appropriate.


RECENT RESULTS

For the three-month period ended December 31, 2003, P-Com's net sales increased to approximately $5.7 million, compared to $5.6 million for the previous quarter and $7.4 million for the same period in 2002. Net sales for the year ended December 31, 2003 were $20.8 million, compared to $29.7 million in 2002.

For the three-month period ended December 31, 2003, P-Com's operating expenses were $3.5 million, compared to $3.6 million for the previous quarter and $6.0 million (excluding goodwill impairment charges of $11.4 million) for same period in 2002. Operating expenses for the year ended December 31, 2003 were $19.0 million, compared to $41.5 million in 2002. The decreased losses in 2003 were due to expense savings from cost control measures undertaken in the year, including discontinuing the services business unit, facility consolidations, headcount and salary reductions, and streamlining research and development efforts, as well as a $6.5 million gain from the retirement of debt and a $2.2 million gain from settlements with some of P-Com's vendors.

For the-three month period ended December 31, 2003, P-Com's gross profit margin was 22%, compared to 20% in the previous quarter and negative 56% in the same period in 2002. The gross profit margin in the fourth quarter of 2002 included a $5.5 million charge to inventory reserve. For the year ended December 31, 2003, gross profit margin was 1%, compared to negative 4% for the year ended December 31, 2002. Excluding charges to inventory, gross profit margins were 19% and 15%, for the years ended December 31, 2003 and 2002, respectively.

For the three-month period ended December 31, 2003, P-Com's operating loss was $2.2 million, compared to a loss of $2.4 million in the previous quarter and a loss of $10.1 million for the same period in 2002. P-Com's operating loss was impacted by the integration of SPEEDCOM's Wave Wireless Division, which included costs associated with the proxy solicitation, the closure of operations, employee severance and other transaction-related costs. As a result, the amount of cash used by P-Com in its operations in the fourth quarter is not expected to recur in subsequent quarters.

Net loss for the three-month period ended December 31, 2003 was $5.9 million, compared to a net profit of $9.4 million for the previous quarter and a net loss of $22.1 million for the same period in 2002. The net profit in the third quarter of 2003 was principally attributable to a non-cash, non-recurring gain resulting from the conversion of debt into equity. Including a non-cash accretion of $1.5 million for preferred stock, the net loss attributable to common stockholders for the three-month period ended December 31, 2003 was $7.4 million, or $0.08 per common share, compared to $22.1 million, or $0.68 cents per common share, for the same period in 2002. For the year ended December 31, 2003, the net loss attributable to common stockholders including the accretion for preferred stock was $14.4 million, or $0.27 per common share, compared to $54.3 million, or $2.13 per common share, for the year ended December 31, 2002.

As of December 31, 2003, P-Com's cash balances totaled $6.2 million, compared to $1.1 million at the end of the previous quarter. The increase in cash is principally attributable to the receipt of proceeds from the sale of P-Com's Series C Convertible Preferred Stock in October and December of 2003.

As of December 31, 2003, P-Com had positive working capital of $5.8 million, excluding deferred contract obligations of approximately $8.0 million, compared to negative $4.2 million at the end of the previous quarter and negative $25.3 million at the end of the second quarter of 2002, in each case, excluding deferred contract obligations of approximately $8.0 million. As discussed above, the improvement in P-Com's working capital position is principally the result of the receipt of proceeds from the sale of its Series C Convertible Preferred Stock during the fourth quarter of 2003.

Historical results are not necessarily indicative of future results. An investment in shares of P-Com common stock entails a high degree of risk. See the section entitled "Risk Factors" beginning on page 4 for information that should be considered by prospective investors before buying shares of P-Com common stock.

                                   MANAGEMENT

DIRECTORS AND OFFICERS


P-Com's board of directors is authorized to have seven directors. The executive officers and directors of P-Com, their ages as of January 15, 2004, their positions and their backgrounds are as follows:



 Name                   Age                          Position
 -------------------    ---        --------------------------------------------------
 George P. Roberts       70        Chairman of the Board
 Samuel Smookler         63        Chief Executive Officer and Director
 Daniel W. Rumsey        42        Acting Chief Financial Officer, Vice President and General Counsel
 Don Meiners             42        Vice President - Operations
 Carlos Belfiore         59        Vice President and Chief Technical Officer
 Geoff Giese             50        Vice President of Sales and Marketing - License Exempt Products
 Randall L. Carl         41        Senior Vice President of Sales and Marketing, Licensed Products
 Brian T. Josling        60        Director
 John A. Hawkins         43        Director
 Frederick Fromm         54        Director
 R. Craig Roos           58        Director

BACKGROUND

The principal occupations of each executive officer and director of P-Com for at least the last five years are as follows:

GEORGE P. ROBERTS

Mr. Roberts is a founder of P-Com and has served as Chief Executive Officer and a Director from October 1991 to May 2001, and as interim Chief Executive Officer since January 2002. Mr. Roberts resigned from his position as interim Chief Executive Officer on September 1, 2003. Since September 1993, he has also served as Chairman of the Board of Directors. Mr. Roberts' term as a director of P-Com ends upon the 2005 Annual Meeting of Stockholders.

SAMUEL SMOOKLER

Mr. Smookler has served as Chief Executive Officer and a Director of P-Com since September 2003. Mr. Smookler served as Chief Executive Officer and Chairman of Maxima Corporation, a developer of high capacity optical wireless transmission systems from August 2002 to August 2003. Mr. Smookler served as Chief Executive Officer and as a director of Stratex Networks from May 2000 through December 2001. Prior to such appointment, he served as President and Chief Operating Officer of Stratex Networks from January 1998. Mr. Smookler was President and Chief Operating Officer of Signal Technology Corporation, a manufacturer of electronic components and subsystems, from February 1997 to January 1998. He served as Vice President and General Manager of the Interconnection Products Division of Augat Corporation, a manufacturer of telecommunications connection products, from November 1994 to February 1997. Mr. Smookler served as General Manager of a division of M/A-COM, Inc., a manufacturer of radio and microwave communications products, from February 1992 to November 1994.

DANIEL W. RUMSEY

Mr. Rumsey was appointed Vice President and General Counsel in March 2003. In April 2003, he became Acting Chief Financial Officer following the resignation of Leighton Stevenson. Prior to joining P-Com, Mr. Rumsey was Vice President and General Counsel of Knowledge Kids Network, Inc., a multi-media education company. Knowledge Kids Network is part of the Knowledge Universe family of companies. Prior to joining Knowledge Kids Network, Mr. Rumsey was the President and General Counsel of Aspen Learning Systems and NextSchool, Inc., which he joined in February 1997. Mr. Rumsey sold Aspen Learning Systems and NextSchool to Knowledge Kids Network in 1999. Mr. Rumsey has an extensive legal and finance background, dating back to 1987 when he served as a staff attorney in the U.S. Securities and Exchange Commission's Division of Corporation Finance. He has also served as Assistant General Counsel for Terra Industries, Inc. and Associate General Counsel and Corporate Secretary of EchoStar Communications Corporation. Mr. Rumsey received his J.D. from the University of Denver College of Law in 1985, and his B.S. from the University of Denver in 1983.

CARLOS BELFIORE

Dr. Belfiore is currently Vice President - Engineering, and Chief Technical Officer of P-Com. Prior to joining P-Com in November 2003, he was an independent engineering consultant. Prior to that, Dr. Belfiore held various management and technical leadership positions at Stratex Networks, which he joined in 1988, including Senior Director IDU Development, Director of New Technology Development, Director of Modem Development, and Senior Scientist. Prior to joining Stratex, Dr Belfiore was with the Microwave Communication Division of Harris Corporation, serving as Manager of Advanced Development and Principal Development Engineer. Dr. Belfiore received a Ph.D. in electrical engineering from University of Minnesota in 1976.

DON MEINERS

Mr. Meiners is currently Vice President - Operations of P-Com, and has held a variety of management roles since he joined P-Com in 1992. These include Vice President of Operations, Vice President Engineering, Vice President

Manufacturing and Vice President of Engineering Program Management. Prior to P-Com, Mr. Meiners served in design engineering roles and project management for Digital Microwave Corporation and Equitorial Inc. Mr. Meiners graduated from the Missouri Institute Of Technology in 1983.

RANDALL L. CARL


Mr. Carl has held a variety of management roles since he joined P-Com in 1992. These include Senior Vice President - Worldwide Sales, Vice President of Sales Asia-Pacific, Vice President & General Manager of Point-to-Point Business Unit, Vice President of Product Strategy and Vice President of Marketing. In August 1998, Mr. Carl left P-Com to serve as the Chief Operating Officer of Integrity International Holdings, Inc., a national Internet service provider. In March 2000, Mr. Carl, left his position at Integrity International Holdings, Inc. and returned to P-Com. Prior to P-Com, Mr. Carl served in technical marketing and systems engineering roles for Digital Microwave Corporation and Avantek Inc. Mr. Carl received his MBA from Santa Clara University in 1987, and his BA in Business Administration from Azusa Pacific University in 1984.


GEOFF GIESE


Geoffrey Giese is currently Vice President - Sales and Marketing - Exempt Licensed Products, a position he has held since he joined P-Com in October 1998. Mr. Giese joined P-Com as part of the acquisition of Cylink Corporation in October 1998. Mr. Giese was Vice President - Engineering at Cylink, which he joined in 1994. Mr. Giese has over 20 years experience in the microwave radio industry. Mr. Giese was graduated Summa Cum Laude with a B.S.E.E. degree from Santa Clara University. He also studied Microwave and Advanced Semiconductor Physics at Santa Clara University's Graduate School of Engineering.


BRIAN T. JOSLING

Mr. Josling has served as director of P-Com since September 1999. Since December 2000 until November 2002, he has served as the President of Fuel Cells, Canada, the Canadian Association of fuel cell and hydrogen companies. Mr. Josling is a professional corporate director having served on 12 boards in Canada and the United States from 1993 to present. He also currently serves on the board of directors of Membrane Reactor Technology Ltd., Wmode, Inc., and Conduit Ventures Ltd.

JOHN A. HAWKINS


Mr. Hawkins has served as a director of P-Com since September 1991. He is a Managing Partner of Generation Partners, L.P., which he co-founded in 1995. Generation Partners is a $325 million private equity firm focused on providing equity capital for technology-oriented growth companies through buyout, growth equity and venture capital investments. Mr. Hawkins graduated with honors from Harvard College as a John Harvard Scholar in 1982, and received his MBA from the Harvard Graduate School of Business in 1986.


FREDERICK FROMM

Mr. Fromm has served as a director of P-Com since June 2001. Since May 2003, Mr. Fromm has been President and Chief Executive Officer of Gluon Networks, Inc. a telecommunications equipment company. From July 2000 to October 2001, he was President, and from Nov. 2001 to October 2002 he was also Chief Executive Officer of Oplink Communications, Inc., an optical components company. From October 1998 to July 2000 he was President and Chief Executive Officer of Siemens Information and Communications, Inc, a telecommunications equipment company. From October 1996 to October 1998 he was President and Chief Executive Officer of Siemens Telecom Networks, Inc. a telecommunications equipment company.

R. CRAIG ROOS

Mr. Roos joined P-Com's Board of Directors in December 2003. Mr. Roos is founder and sole owner of Roos Capital Planners, Inc., which he formed in 1979 and which specializes in advisory services to the communications industry, primarily in the fixed and mobile wireless area. Mr. Roos has served on the boards of several companies in the wireless, communications, software, media, and telecommunications industries. He served as chairman of MobileMedia Corporation from 1993 until 1995. Mr. Roos also was a co-founder of Locate, a digital local access carrier specializing in high-speed T-1 level radio carrier technologies. Mr. Roos has testified before the United States Congress on telecommunications issues and is a former chairman of the Alternative Local

Telecommunications Trade Association. Mr. Roos currently serves on the Board of Directors of SPEEDCOM Wireless Corporation.

BOARD COMMITTEES AND MEETINGS

The board of directors has an Audit Committee and a Compensation Committee.

Audit Committee. The Audit Committee currently consists of three directors, Mr. Josling, Mr. Fromm, and Mr. Roos. The committee is primarily responsible for approving the services performed by P-Com's independent accountants and reviewing their reports regarding P-Com's accounting practices and systems of internal accounting controls.

Compensation Committee. The Compensation Committee currently consists of two directors, Mr. Hawkins and Mr. Fromm, and is primarily responsible for reviewing and approving P-Com's general compensation policies and setting compensation levels for its executive officers. The Compensation Committee also has the authority to administer P-Com's Employee Stock Purchase Plan and its 1995 Stock Option/Stock Issuance Plan and to make option grants thereunder.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of P-Com's Compensation Committee has at any time been an officer or employee of P-Com. None of P-Com's executive officers currently serves, or in the past year has served, as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on P-Com's board of directors or Compensation Committee.

DIRECTOR COMPENSATION

Non-employee directors do not receive cash compensation for their services as directors.

Under the Automatic Option Grant Program under P-Com's 1995 Stock Option/Stock Issuance Plan, each individual who first joins the board of directors as a non-employee director will receive, at the time of his or her initial election or appointment, an automatic option grant to purchase 8,000 shares of common stock, provided that the individual has not previously been employed by P-Com. In addition, on the date of each annual stockholders meeting, each individual who continues to serve as a non-employee director, whether or not such individual is standing for re-election at that particular annual meeting, will be granted an option to purchase 800 shares of common stock, provided that the individual has not received an option grant under the Automatic Option Grant Program within the preceding six months. Each grant under the Automatic Option Grant Program will have an exercise price per share equal to 100% of the fair market value per share of P-Com common stock on the grant date, and will have a maximum term of ten (10) years, subject to earlier termination should the optionee cease to serve as a member of the board of directors.


On August 13, 2003, under the Discretionary Option Grant Program, each member of the board of directors received a discretionary option grant of 557,000 shares of common stock at an exercise price of $0.11 per share. Each grant will vest with respect to 25% of the option shares upon the optionee's completion of one year of service as a director. The remaining option shares shall vest in a series of thirty-six successive equal monthly installments upon the completion of each additional month of service as a director, such date measured from the anniversary date of the vesting commencement date.


EXECUTIVE COMPENSATION

The following table provides certain information summarizing the compensation earned for services rendered in all capacities to P-Com and its subsidiaries for each of the last three fiscal years by its "named executive officers," who consist of P-Com's Chief Executive Officer and each of P-Com's four other most highly compensated executive officers, who where executive officers on December 31, 2003 and whose salary and bonus for the fiscal year ended December 31, 2003 was in excess of $100,000. In addition, the table includes two additional individuals who are former executive officers of P-Com for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of P-Com at December 31, 2003.


                           SUMMARY COMPENSATION TABLE


                                                                                                    LONG TERM
                                                                                                  COMPENSATION
                                                                                                  -------------
                                                                                                     AWARDS
                                                           ANNUAL COMPENSATION                    ------------
                                         -------------------------------------------------------   SECURITIES
                                                     SALARY        BONUS          OTHER ANNUAL     UNDERLYING          ALL OTHER
     NAME AND PRINCIPAL POSITION          YEAR       ($)(1)         ($)         COMPENSATION ($)   OPTIONS (#)      COMPENSATION ($)
------------------------------------     ------      -------      --------      ----------------  ------------      ----------------
George P. Roberts (2)                     2003        49,377            --        74,922(3)(4)       557,000               --
Chairman of the Board of Directors        2002       145,670            --            --             915,443               --
and Former Chief Executive Officer        2001       355,175            --            --                  --               --

Samuel Smookler                           2003       139,569            --        53,083(4)        2,400,000(5)            --
Chief Executive Officer and Director      2002            --            --            --                  --               --
                                          2001            --            --            --                  --               --

Daniel W. Rumsey                          2003       104,369            --            --           2,200,000            8,000(6)
Vice President, Acting Chief              2002            --            --            --                  --               --
Financial Officer and General Counsel     2001            --            --            --                  --               --

Don Meiners                               2003       103,699            --            --           2,200,000               --
Vice President - Operations               2002       115,617            --            --              29,497               --
                                          2001       142,104            --            --               2,000               --

Randall L. Carl                           2003       136,800        36,252            --           2,208,000               --
Senior Vice President, Sales and          2002       158,650        11,400            --              45,000               --
Marketing - Licensed Products             2001       232,077            --            --               5,000               --

Geoffrey Giese                            2003       105,266            --            --           1,700,000               --
Vice President of Sales and Marketing     2002       121,693            --            --              22,500               --
-- Unlicensed Products                    2001       142,245            --            --               3,000               --

Alan T. Wright (7)                        2003        98,787            --            --                  --           33,375(7)
Former Chief Operating Officer            2002       214,524            --            --              65,000               --
                                          2001       253,232        96,000            --              27,000               --

Ben L. Jarvis (8)                         2003        89,655            --            --                  --           19,810(8)
                                          2002       203,807            --            --              37,479               --
                                          2001       242,019            --            --              14,000               --


(1)  Includes amounts deferred under P-Com's 401(k) Plan.

(2) Mr. Roberts resigned from his position as Chief Executive Officer effective September 1, 2003. Mr. Roberts remains as Chairman of the board of directors of P-Com.


(3) Mr. Roberts was provided with a leased company vehicle, resulting in additional compensation to Mr. Roberts of $12,481, and was reimbursed for $9,358 for the payment of taxes related to the taxable value of the benefit.

(4) On October 8, 2003, Messrs. Roberts and Smookler each acquired 23.33 shares of Series C Preferred Stock of P-Com convertible into 408,335 shares of common stock, resulting in an effective purchase price of $0.10 per share of common stock. The closing price per share of common stock as reported on the OTC Bulletin Board on October 8, 2003 was $0.23 per share.

(5) Mr. Smookler was also granted a warrant to purchase 3,600,000 shares of P-Com common stock on the same terms and conditions as this option.

(6) Prior to joining P-Com full time in April 2003, Mr. Rumsey was paid $8,000 as a consultant to P-Com.

(7) Mr. Wright's employment with P-Com was terminated effective July 24, 2003. Following Mr. Wright's termination of employment, Mr. Wright was paid severance through the remainder of 2003.

(8) Mr. Jarvis' employment with P-Com was terminated effective June 30, 2003. Following Mr. Jarvis' termination of employment, Mr. Jarvis was paid severance through the remainder of 2003.


                        OPTION GRANTS IN LAST FISCAL YEAR


The following table contains information concerning the stock option grants made to each of the named executive officers in the 2003 fiscal year. No stock appreciation rights were granted to these individuals during such fiscal year.

                                                                                             POTENTIAL REALIZABLE VALUE
                                                                                             AT ASSUMED ANNUAL RATES OF
                                                                                              STOCK PRICE APPRECIATION
                                                INDIVIDUAL GRANTS                               FOR OPTION TERM (1)
                          -------------------------------------------------------------     ----------------------------
                                             PERCENT OF
                                               TOTAL
                            NUMBER OF         OPTIONS
                            SECURITIES       GRANTED TO
                            UNDERLYING       EMPLOYEES
                             OPTIONS         IN FISCAL       EXERCISE       EXPIRATION
         NAME             GRANTED (#)(2)        YEAR        PRICE ($/SH)        DATE          5% ($)         10% ($)
----------------------    --------------    ------------    ------------    -----------     -----------     -----------
George P. Roberts             557,000            2.1%             .11        08/13/13          38,532          97,649
Sam Smookler                2,400,000            9.0%             .19        09/02/13         286,775         726,746
Don Meiners                 2,200,000            8.2%             .11        08/13/13         152,193         385,386
Geoffrey Giese              1,700,000            6.3%             .11        08/13/13         117,603         298,030
Daniel W. Rumsey            2,200,000            8.2%             .11        08/13/13         152,193         385,686
Randall L. Carl             2,200,000            8.2%             .11        08/13/13         152,193         385,686
                                8,000            .02%             .15        03/05/13             755           1,912
Alan T. Wright                     --              --              --              --              --              --
Ben L. Jarvis                      --              --              --              --              --              --


(1) There can be no assurance provided to any executive officer or any other holder of P-Com's securities that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of P-Com common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

(2) Each option is immediately exercisable for all the option shares, but any shares purchased under the option will be subject to repurchase by P-Com, at the option exercise price paid per share, should the individual cease service with P-Com prior to vesting in those shares. Twenty-five percent (25%) of the option shares will vest upon the optionee's continuation in service through one year following the grant date and the balance of the shares will vest in thirty-six
(36) successive equal monthly installments upon the optionee's completion of each of the next thirty-six (36) months of service thereafter. The shares subject to the option will immediately vest in full should (i) P-Com be acquired by merger or asset sale in which the option is not assumed or replaced by the acquiring entity or (ii) the optionee's employment be involuntarily terminated within eighteen (18) months after certain changes in control or ownership of P-Com.



Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values


The table below sets forth certain information with respect to P-Com's named executive officers concerning the exercise of options during 2003 and unexercised options held by such individuals as of the end of such fiscal year. No SARs were exercised during 2003 nor were any SARs outstanding at the end of such fiscal year.

                                                        NUMBER OF SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                         UNEXERCISED OPTIONS AT FISCAL     IN-THE-MONEY OPTIONS AT FISCAL
                            SHARES          VALUE                 YEAR END(3)                     YEAR END ($) (1)
                          ACQUIRED ON      REALIZED     ------------------------------    ------------------------------
         NAME            EXERCISE (#)       ($)(2)      EXERCISABLE      UNEXERCISABLE    EXERCISABLE      UNEXERCISABLE
-------------------      ------------      --------     -----------      -------------    -----------      -------------
George P. Roberts              --             --        1,172,790          657,320.80           --            16,710
Sam Smookler                   --             --               --           2,400,000           --                --
Don Meiners                    --             --           55,149           2,203,790           --            66,000
Geoffrey Giese                 --             --           41,837           1,703,163           --            51,000
Daniel W. Rumsey               --             --               --           2,200,000           --            66,000
Randall L. Carl                --             --           52,707           2,225,293           --            66,000
Alan T. Wright                 --             --               --                  --           --                --
Ben L. Jarvis                  --             --               --                  --           --                --



(1) Based on the fair market value of the option shares at the 2003 fiscal year-end ($0.14 per share based on the closing selling price on the NASDAQ National Market as of December 31, 2003) less the exercise price.

(2) Based on the fair market value of the shares on the exercise date less the exercise price paid for those shares.

(3) The options are immediately exercisable for all the options shares. However, any shares purchased under the options are subject to repurchase by P-Com, at the original exercise price paid per share, upon the optionee's cessation of service prior to vesting in such shares.


Employment Contracts, Termination of Employment Arrangements and Change of Control Agreements

The Compensation Committee of the Board of Directors, as Plan Administrator of the 1995 Stock Option/Stock Issuance Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to any outstanding options held by the Chief Executive Officer and any other executive officer or any unvested share issuances actually held by such individual, in connection with certain changes in control of P-Com or the subsequent termination of the officer's employment following the change in control event.


P-Com has entered into severance agreements (the "Agreements") with George Roberts, Chairman of the Board of Directors and former Chief Executive Officer, and Ben L. Jarvis, formerly Executive Vice President and General Manager, P-Com Network Services, Inc., (individually, the "Officer" and collectively the "Officers"), dated May 31, 2001, and December 7, 2000 respectively. Each of these Agreements provided for the following benefits should the Officer's employment terminate, either voluntarily or involuntarily, for any reason within twenty-four (24) months following a change in control: (a) a severance payment in an amount equal to two (2) times his annual rate of base salary; (b) a bonus for Mr. Roberts in an amount equal to the target bonus specified for the fiscal year in which involuntary termination occurs; (c) the shares subject to each outstanding option held by the Officer (to the extent not then otherwise fully vested) will automatically vest so that each such option will become immediately exercisable for all the option shares as fully-vested shares; and (d) P-Com will, at its own expense, provide Mr. Roberts and his dependents continued health care coverage for their lives. A change in control will be deemed to occur under the Agreements upon: (a) an asset purchase or consolidation in which securities possessing fifty percent (50%) or more of the total combined voting power of P-Com's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, (b) the sale, transfer or other disposition of all or substantially all of the assets of P-Com in complete liquidation or dissolution of P-Com; (c) a hostile take-over of P-Com, whether effected through a tender offer for more than twenty-five percent (25%) of P-Com's outstanding voting securities or a change in the majority of the Board by one or more contested elections for Board membership; or (d) the acquisition, directly or indirectly by any person or related group of persons (other than P-Com or a person that directly or indirectly controls, is controlled by, or is under common control with, P-Com), of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) of securities possessing more than thirty percent (30%) of the total combined voting power of P-Com's outstanding securities pursuant to a tender or exchange offer made directly to P-Com's stockholders. In addition, each Officer will be entitled to a full tax gross-up to the extent one or more of the severance benefits provided under his Agreement are deemed to constitute excess parachute payments under the federal income tax laws.


In addition to the above severance agreements, P-Com also entered into certain benefits agreements, with Messrs. Jarvis and Alan T. Wright, P-Com's former Chief Operating Officer, dated April 8, 2002. Each of these agreements provided for the following benefits should the officers' employment terminate involuntarily:


         o salary continuation payments in an aggregate amount equal to the greater of the officers' annual base salary in effect immediately prior to the involuntary termination of the officer's base salary in effect as of January 1, 2002;

         o unvested options held by the officers will continue to vest for a period of one year following the date of the involuntary termination, and all vested but unexercised options will remain exercisable until the expiration of the one-year period following the date of the involuntary termination;

         o a lump sum payment for all unpaid vacation days accrued by the officer through the date of the involuntary termination; and

         o indemnification of the officer to the same extent provided for other officers and directors under P-Com's certificate of incorporation, bylaws, indemnification agreements and insurance policies.

Mr. Jarvis' employment with P-Com was terminated effective June 30, 2003. In connection with his termination, Mr. Jarvis entered into a letter agreement with P-Com, dated August 18, 2003 thereby terminating his benefits agreement dated April 18, 2002. The letter agreement provides for (a) severance payments totaling $122,040.06 in bi-weekly installments, beginning July 1, 2003 and ending July 1, 2005; (b) an amount equal to the cost to P-Com to continue health care benefits under COBRA for a period of nine (9) months, such payments to be paid in lieu of payments made by P-Com to continue his health care benefits under COBRA; and (c) all outstanding unvested options to acquire common stock on the termination date shall continue to vest and shall remain exercisable until June 30, 2004. In the event that Mr. Jarvis finds employment paying an annual salary equal to half of the aggregate severance payment during the twelve months following July 1, 2003, the severance and COBRA payments shall terminate.

Mr. Wright's employment with P-Com was terminated effective July 24, 2003. In connection with his termination, Mr. Wright entered into a letter agreement with P-Com, dated August 18, 2003 thereby terminating his benefits agreement dated April 18, 2002. The letter agreement provides for (a) severance payments totaling $133,500 in bi-weekly installments, beginning July 11, 2003 and ending July 11, 2005; (b) P-Com shall pay continuation of health benefits under COBRA for a period of twelve (12) months from the date of termination. In the event that Mr. Wright finds employment paying an annual salary equal to half of the aggregate severance payment during the twelve months following August 1, 2003, the severance and COBRA payments shall terminate.

P-Com entered into an Employment and Continuity of Benefits Agreement with George P. Roberts, dated May 31, 2001, outlining his continued employment with P-Com as Chairman of the Board following his resignation as Chief Executive Officer on May 30, 2001. The agreement provided for (a) an employment period commencing May 31, 2001 through May 30, 2002. Should this agreement remain in effect through May 30, 2002 then Mr. Roberts' employment under this agreement shall automatically renew for another one-year term commencing May 31, 2002 and continuing through May 30, 2003, unless written notice of non-renewal is received from Mr. Roberts on or before May 1, 2002; (b) termination of employment may be effected by (1) resignation by Mr. Roberts with at least 60 days prior written notice, (2) termination for cause by majority vote of the Board, or (3) failure of P-Com's stockholders to re-elect Mr. Roberts to the Board; (c) cash compensation will be paid to Mr. Roberts' in a base salary in accordance with P-Com's payroll practices for salaried employees; (d) a target bonus equal to a percentage of Mr. Roberts base salary may be earned in accordance with P-Com's management incentive program, and shall be determined by the Board; (e) throughout the employment period, Mr. Roberts shall be eligible to participate in all benefit plans that are made available to P-Com's executives and for which Mr. Roberts qualifies.

P-Com has entered into a letter agreement with George P. Roberts, dated April 28, 2003, thereby extending the employment period under the Employment and Continuity of Benefits Agreement with Mr. Roberts through May 30, 2005. The letter agreement provides for the amendment of the Employment and Continuity of Benefits Agreement upon the assignment of a new Chief Executive Officer of P-Com. Effective September 1, 2003, due his resignation and the appointment of a new Chief Executive Officer of P-Com, Mr. Roberts' salary will amount to half his salary prior to recent reductions, with one half of the salary, $188,000, paid in cash, and the other half paid in common stock of P-Com.


P-Com entered into an agreement with Sam Smookler, President and Chief Executive Officer of P-Com, dated July 25, 2003, providing for the employment of Mr. Smookler as President and Chief Executive Officer for a period of two years. The agreement further provides for the payment to Mr. Smookler of a salary of $36,000 per month beginning September 1 and continuing through December 31, 2003. Beginning January 1, 2004, Mr. Smookler is to be paid a base salary of $250,000 per year. On September 2, 2004, Mr. Smookler will be paid a cash bonus equal to 50% of his base salary. The agreement also provides for the grant of an option to purchase 2% of P-Com's total number of shares of common stock issued and outstanding as of September 2, 2003. By agreement with the Board of Directors, this number was fixed at 5,000,000 shares, which amount was reduced to 2,400,000 due to limitations in P-Com's 1995 Stock Option/Stock Issuance Plan. P-Com granted Mr. Smookler a warrant to purchase 2,600,000 shares of common stock, thereby making up the difference between the 5,000,000 shares granted by the Board of Directors, and the 2,400,000 actually issued under the Plan. In the event Mr. Smookler's employment is terminated at any time following a change in control of P-Com, P-Com is obligated to pay Mr. Smookler his base salary for a period of two years, and his options shall automatically accelerate so that each option becomes fully vested and immediately exercisable for the total number of shares subject to the option. A change in control will be deemed to occur under the agreements upon: (a) a merger or consolidation in which P-Com is not the surviving entity; (b) the sale, transfer or other disposition of all or substantially all of the assets of P-Com in complete liquidation or dissolution of P-Com; (c) a reverse merger in which P-Com is the surviving entity but in which securities representing fifty percent (50%) or more of the total combined voting power of P-Com's outstanding securities are transferred to persons different from the persons holding those securities immediately prior to such merger; and the acquisition, directly or indirectly by any person or related group of persons of beneficial ownership of securities possessing more than thirty percent (30%) of P-Com's outstanding voting securities pursuant to a tender or exchange offer made directly to P-Com's stockholders.


P-Com entered into an agreement with Daniel Rumsey, its Vice President, General Counsel and Acting Chief Financial Officer, on April 4, 2003. Under the terms of the agreement, in the event Mr. Rumsey's employment with P-Com terminates at any time by reason of an involuntary termination, P-Com is obligated to pay him severance equal to the higher of his base salary on the date of the agreement, or his base salary on the date of his involuntary termination, which amount is obligated to be paid in a series of successive biweekly installments over the twelve month period measured from the date of his involuntary termination. At the time of his involuntary termination, each unvested option granted to Mr. Rumsey shall continue to vest, and such options plus options already vested but unexercised as of the date of his involuntary termination shall continue to be exercisable in accordance with the 1995 Stock Option/Stock Issuance Plan from the date of involuntary termination to the first anniversary date thereof. For purposes of the agreement, an involuntary termination shall mean the termination of his employment with P-Com (i) involuntarily upon his discharge or dismissal; or (ii) voluntarily following his resignation following (a) a change in level of management to which he reports, (b) a decrease or material change in his responsibilities, or (c) a reduction in his base salary.

P-Com entered into an agreement with Dr. Carlos Belfiore, its Vice President of Engineering and Chief Technical Officer, on October 20, 2003. Under the terms of the agreement, Dr. Belfiore is paid a base salary of $138,000 per year. Dr. Belfiore is also paid a cash bonus equal to 30% of his base salary on January 15, 2005. In the event his employment ceases prior to January 15, 2005, the amount of his bonus will be pro-rated for the number of days he is employed by P-Com since October 20, 2003. The agreement also provides for the grant of an option to purchase 2,750,000 shares of common stock of P-Com, which amount was reduced to 2,400,000 due to limitations in P-Com's 1995 Stock Option/Stock Issuance Plan. P-Com granted Dr. Belfiore a warrant to purchase 350,000 shares of common stock, thereby making up the difference between the 2,750,000 shares granted by the Board of Directors, and the 2,400,000 actually issued under the Plan. In the event Dr. Belfiore's employment is terminated at any time without cause, P-Com is obligated to pay Dr. Belfiore his salary for six months following such termination, and all options previously granted to Dr. Belfiore continue to vest in accordance with their terms and conditions for a period of two years following the date of such termination. Following a change in control of P-Com, P-Com is obligated to pay Dr. Belfiore his base salary for a period of one year, and his options shall automatically accelerate so that each option becomes fully vested and immediately exercisable for the total number of shares subject to the option. A change in control will be deemed to occur under the agreements upon:

(a) a merger or consolidation in which P-Com is not the surviving entity; (b) the sale, transfer or other disposition of all or substantially all of the assets of P-Com in complete liquidation or dissolution of P-Com; (c) a reverse merger in which P-Com is the surviving entity but in which securities representing fifty percent (50%) or more of the total combined voting power of P-Com's outstanding securities are transferred to persons different from the persons holding those securities immediately prior to such merger; and the acquisition, directly or indirectly by any person or related group of persons of beneficial ownership of securities possessing more than thirty percent (30%) of P-Com's outstanding voting securities pursuant to a tender or exchange offer made directly to P-Com's stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

In addition to the indemnification provisions contained in P-Com's certificate of incorporation and bylaws, P-Com has entered into separate indemnification agreements with each of its directors and officers. These agreements require P-Com, among other things, to indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and settlements (collectively, "Liabilities") paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director or officer of P-Com) other than Liabilities arising from the willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by P-Com.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


On October 3, 2003, George P. Roberts, Samuel Smookler, Fred Fromm and Brian Josling, P-Com's Chairman, Chief Executive Officer, and
Directors, respectively, participated in P-Com's preferred stock financing transaction by purchasing shares of P-Com's Series C Convertible Preferred Stock together with warrants to purchase shares of P-Com common stock. In addition,
R. Craig Roos, who joined the Board of Directors on December 10, 2003, similarly participated in the Series C Convertible Preferred Stock transaction. Mr. Roberts, Mr. Smookler, and Mr. Roos each purchased 23.3 shares of Series C Convertible Preferred Stock, together with a Series C-1 Warrant to purchase 163,334 shares of P-Com common stock and a Series C-2 Warrant to purchase 163,334 shares of P-Com common stock, all for purchase price of $40,834. Mr. Fromm and Mr. Josling each purchased 9.32 shares of Series C Convertible Preferred Stock, together with a Series C-1 Warrant to purchase 65,252 shares of P-Com common stock and a Series C-2 Warrant to purchase 65,252 shares of P-Com common stock, all for the purchase price of $16,313. Mr. Roberts, Mr. Smookler, Mr. Roos, Mr. Fromm and Mr. Josling's spouse and investment entity are both included among the selling stockholders listed in this prospectus.


All transactions between P-Com and its officers, directors, principal stockholders and affiliates must be approved by a majority of the independent and disinterested members of the board of directors, and be on terms no less favorable to P-Com than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


The following table presents information concerning the beneficial ownership of P-Com's common stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock as of January 20, 2004 by each of the following:

         o each person known by P-Com to be the beneficial owner of 5% of more of its outstanding shares of common stock, Series C Convertible Preferred Stock or Series D Convertible Preferred Stock;

         o each of P-Com's named executive officers;

         o each of P-Com's directors; and

         o all of P-Com's executive officers and directors as a group.


Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, P-Com believes that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock shown as beneficially owned by that stockholder. Percentage of beneficial ownership is based on 212,672,887 shares of common stock, 9,942.42 shares of Series C Convertible Preferred Stock and 2,000 shares of Series D Convertible Preferred Stock outstanding as of January 20, 2004. Shares of common stock subject to warrants and options that are currently exercisable or exercisable within 60 days of January 20, 2004, are considered outstanding and beneficially owned by the stockholder who holds those warrants or options for the purpose of computing the percentage ownership of that stockholder but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder. Unless otherwise indicated below, the address of each stockholder listed below is 3175 S. Winchester Boulevard, Campbell, California 95008.



                                                                           SERIES C CONVERTIBLE         SERIES D CONVERTIBLE
                                            COMMON STOCK                      PREFERRED STOCK             PREFERRED STOCK
                              -----------------------------------------  --------------------------  ---------------------------
                                SHARES
                               ISSUABLE
                               PURSUANT      NUMBER OF
                                  TO          SHARES
                               WARRANTS     BENEFICIALLY
                                  AND          OWNED
                                OPTIONS     (INCLUDING
                              EXERCISABLE   THE NUMBER
                               WITHIN 60     OF SHARES                    NUMBER OF                   NUMBER OF
                                DAYS OF      SHOWN IN      PERCENTAGE      SHARES      PERCENTAGE       SHARES      PERCENTAGE
NAME AND ADDRESS                JANUARY      THE FIRST     OF SHARES     BENEFICIALLY   OF SHARES    BENEFICIALLY    OF SHARES
OF BENEFICIAL OWNER            20, 2004       COLUMN)     OUTSTANDING     OWNED (1)    OUTSTANDING    OWNED (2)     OUTSTANDING
----------------------------  ------------  ------------  -------------  ------------  ------------  -------------  ------------
North Sound Legacy Fund LLC
1209 Orange Street
Wilmington, DE 19801 (3)       21,265,100    21,265,100           9.9%         2,332         23.4%         142.00          7.1%

North Sound Legacy
Institutional Fund LLC
1209 Orange Street
Wilmington, DE 19801 (3)       21,265,100    21,265,100           9.9%         2,332         23.4%         877.33         43.9%

North Sound Legacy
International Fund Ltd.
Bison Court, Roadtown
Tortola, BVI
Wilmington, DE 19801 (3)       21,265,100    21,265,100           9.9%         2,332         23.4%         980.67         49.0%

Burnham Hill Holdings, LLC
570 Lexington Avenue, 3rd
Floor
New York, New York 10022        9,520,000    18,520,000           8.7%            --            --             --            --

Cagan McAfee Capital
Partners, LLC
10600 North De Anza
Boulevard, Suite 250
Cupertino, CA 95014             9,999,996    17,999,996           8.5%            --            --             --            --

SDS Merchant Fund
53 Forest Avenue, 2nd Floor
Old Greenwich, CT 06870                --            --             --           566          5.6%             --            --

John A. Hawkins                    37,566        37,566              *            --            --             --            --

Brian T. Josling                  172,234       288,232              *       163,334            --             --            --

Frederick R. Fromm                167,270       277,131              *       163,130            --             --            --

R. Craig Roos                     326,668       326,668              *       408,335            --             --            --

George P. Roberts               1,540,568     1,875,667              *       408,335            --             --            --

Sam Smookler                      326,668       601,663                      408,335

Randall Carl                       58,414        58,414              *            --            --             --            --

Geoff Giese                        44,024        44,071              *

John R. Wood                       71,612        80,950              *

Daniel W. Rumsey                       --            --              *

All current directors and
executive officers as a
group (11 persons)              2,731,415     3,569,566          1.75%            --            --             --            --

* Less than 1%.

(1) There are no outstanding warrants or options to purchase shares of Series C Convertible Preferred Stock.

(2) There are no outstanding warrants or options to purchase shares of Series D Convertible Preferred Stock.

(3) Includes shares beneficially owned by North Sound Legacy Fund LLC, North Sound Legacy Institutional Fund LLC, and North Sound International Fund Ltd.



                              SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders and the number of shares of common stock being registered for sale as of the date of this prospectus and sets forth the number of shares of common stock known by P-Com to be beneficially owned by the selling stockholders. The following table assumes that each selling stockholder will sell all of the shares of common stock being offered by this prospectus for its account. However, P-Com is unable to determine the exact number of shares that will actually be sold. The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholders. This information is based upon information provided by the selling stockholders, and is not necessarily indicative of beneficial ownership for any other purpose. The number of shares of common stock beneficially owned by the selling stockholders is determined in accordance with the rules of the Securities and Exchange Commission.

For some of the selling stockholders, the number of shares of common stock being sold in the offering will be greater than the number of shares of common stock beneficially owned prior to the offering. This is due to a limitation on the number of shares of common stock that these selling stockholders can hold at any given time. Under the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and some of P-Com's outstanding warrants, no holder of these securities may convert or exercise these securities into shares of common stock, and P-Com may not issue shares of its common stock to any of these holders, if the conversion or exercise would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 4.999% or 9.999%, as the case may be, of P-Com's outstanding common stock. Due to this limitation, some of the selling stockholders do not beneficially own all of the shares of common stock that are issuable upon conversion of their Series B Convertible Preferred Stock, Series C Convertible Preferred Stock or Series D Convertible Preferred Stock or upon exercise of some of their warrants, as the case may be. However, regardless of this limitation, P-Com is obligated to register the resale of all of the shares of common stock that are issuable upon conversion of these securities. Consequently, some of the selling stockholders are shown in the table below as selling a greater number of shares of common stock than they beneficially own.

With the exception of George Roberts, Samuel Smookler, Fred Fromm, Brian Josling, and Craig Roos, none of the selling stockholders has had a material relationship with P-Com within the past three years other than as a result of its ownership of P-Com's securities. See "Certain Relationships and Related Transactions" for information regarding the material relationships between Mr. Roberts and Mr. Smookler and P-Com.


The term "selling stockholder" includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors. The percent of beneficial ownership for each selling stockholder is based on 212,672,887 shares of common stock outstanding as of January 20, 2004. Shares of common stock subject to warrants, options and other convertible securities that are currently exercisable or exercisable within 60 days of January 20, 2004, are considered outstanding and beneficially owned by a selling stockholder who holds those warrants, options or other convertible securities for the purpose of computing the percentage ownership of that selling stockholder but are not treated as outstanding for the purpose of computing the percentage ownership of any other selling stockholder.



                                                                                                                            SHARES
                                                                                                                        BENEFICIALLY
                                        SHARES BENEFICIALLY                                                              OWNED AFTER
                                         OWNED PRIOR TO THE                                                                  THE
                                             OFFERING             SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING      OFFERING(1)
                                         ------------------   ---------------------------------------------------------- -----------
                                                                                                                UPON
                                                                                                             CONVERSION
                                                                          UPON                               OF SERIES B
                                                                       CONVERSION       UPON                     OR
                                                                       OF SERIES C    EXERCISE      UPON       SERIES D
                                                                        PREFERRED   OF SERIES C   EXERCISE    PREFERRED
      NAME OF SELLING                                         COMMON     STOCK       WARRANTS    OF OTHER      STOCK
        STOCKHOLDER                       NUMBER (2)    $      STOCK     (2)(3)       (2)(3)      WARRANTS      (2)(3)   NUMBER   %
-----------------------------------      ----------    ----   -------   ---------   ---------    --------      ------    ------  ---
 Alan Ennis, Sandra Ennis                  454,499       *    123,748     183,751     147,000          --          --      --    *
 Alfred J. Anzalone Family Limited
 Partnership                               909,000       *    247,496     367,502     294,002          --          --      --    *
 Allan L. Sparlin                          303,000       *     82,499     122,501      98,000          --          --      --    *
 Allen Solomon Rev Trust                   807,998       *    219,996     326,668     261,334          --          --      --    *
 Brian M. Herman                         3,031,096    1.41%   549,990     816,670     653,336   1,011,100          --      --    *
 Charles P Strogen                       3,029,994    1.41%   824,985   1,225,005     980,004          --          --      --    *
 Christopher P. Choma                    1,009,998       *    274,995     408,335     326,668          --          --      --    *
 Claude & Hee Jin Ware                     202,000       *     54,999      81,667      65,334          --          --      --    *
 Dana Bowler                               605,998       *    164,997     245,001     196,000          --          --      --    *
 Dana Ennis                              1,514,998       *    412,493     612,503     490,002          --          --      --    *
 David & Michael Lega                      202,000       *     54,999      81,667      65,334          --          --      --    *
 David P. Garmus, Caren M. Garmus          353,499       *     96,248     142,917     114,334          --          --      --    *
 Dennis & Cindy Pak                      1,009,998       *    274,995     408,335     326,668          --          --      --    *
 Earl P. Correa                            151,499       *     41,249      61,250      49,000          --          --      --    *
 Fred & Delay Vallen                     1,211,998       *    329,994     490,002     392,002          --          --      --    *
 C/F Sean M. Callahan SEP/IRA              807,998       *    219,996     326,668     261,334          --          --      --    *
 Frederic M. Bauthier                    2,019,996       *    549,990     816,670     653,336          --          --      --    *
 Gary Ziegler                              505,000       *    137,498     204,168     163,334          --          --      --    *
 George Manos                            1,615,996       *    439,992     653,336     522,668          --          --      --    *
 Gerald Ferro                            1,009,998       *    274,995     408,335     326,668          --          --      --    *
 Greg Downes                               404,000       *    109,998     163,334     130,668          --          --      --    *
 Harry Falterbauer                       3,029,994    1.41%   824,985   1,225,005     980,004          --          --      --    *

                                                                                                                            SHARES
                                                                                                                        BENEFICIALLY
                                        SHARES BENEFICIALLY                                                              OWNED AFTER
                                         OWNED PRIOR TO THE                                                                  THE
                                             OFFERING             SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING      OFFERING(1)
                                         ------------------   ---------------------------------------------------------- -----------
                                                                                                                UPON
                                                                                                             CONVERSION
                                                                          UPON                               OF SERIES B
                                                                       CONVERSION       UPON                     OR
                                                                       OF SERIES C    EXERCISE      UPON       SERIES D
                                                                        PREFERRED   OF SERIES C   EXERCISE    PREFERRED
      NAME OF SELLING                                         COMMON     STOCK       WARRANTS    OF OTHER      STOCK
        STOCKHOLDER                       NUMBER (2)    $      STOCK     (2)(3)       (2)(3)      WARRANTS      (2)(3)   NUMBER   %
-----------------------------------      ----------    ----   -------   ---------   ---------    --------      ------    ------  ---
 Harry Rosen FBO Rosen Rosen
 Kreiling PA  401K PSP                    1,211,998       *      329,994     490,002     392,002          --          --     --   *
 Gregoire Dstreel                           202,000       *       54,999      81,667      65,334          --          --     --   *
 Jacob Kohannim                             202,000       *       54,999      81,667      65,334          --          --     --   *
 James C. Craig Jr                          303,000       *       82,499     122,501      98,000          --          --     --   *
 James E. Ducharme                          252,501       *       68,749     102,084      81,668          --          --     --   *
 James St. Clair                            353,500       *       54,999      81,667      65,334     151,500          --     --   *
 Jeffrey Cox                                505,000       *      137,498     204,168     163,334          --          --     --   *
 Jerome L. Dreyfuss                         505,000       *      137,498     204,168     163,334          --          --     --   *
 John A. Marrone                            252,501       *       68,749     102,084      81,668          --          --     --   *
 John M. Somody                           2,019,996       *      549,990     816,670     653,336          --          --     --   *
 John O. Johnston                         1,009,998       *      274,995     408,335     326,668          --          --     --   *
 John Simonelli                             403,595       *      109,888     163,171     130,536          --          --     --   *
 JRF Investments LLC                        555,499       *      151,247     224,584     179,668          --          --     --   *
 Julie L. Michel                          3,029,994    1.41%     824,985   1,225,005     980,004          --          --     --   *
 Louis Cristan, Kathy Cristan               605,998       *      164,997     245,001     196,000          --          --     --   *
 Margaret & Donald Wisnasky                 404,000       *      109,998     163,334     130,668          --          --     --   *
 Market Pathways Financial                  101,000       *       27,500      40,834      32,666          --          --     --   *
 Martin & Linda Mennes                      303,000       *       82,499     122,501      98,000          --          --     --   *
 Michael J. Leja Revocable Trust            202,000       *       54,999      81,667      65,334          --          --     --   *
 Monad Realty Inc.                          454,499       *      123,748     183,751     147,000          --          --     --   *
 Nathaniel Orme (IRA)                       505,000       *      137,498     204,168     163,334          --          --     --   *
 Nathaniel Orme                           1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Paul A. Kruger                           3,029,994    1.41%     824,985   1,225,005     980,004          --          --     --   *
 Paul Blizman                               807,998       *      219,996     326,668     261,334          --          --     --   *
 Paul Sanberg                               151,499       *       41,249      61,250      49,000          --          --     --   *
 Peter & Janis Hillcoff                     908,090       *      247,248     367,134     293,708          --          --     --   *
 Peter Yaskowitz                            404,000       *      109,998     163,334     130,668          --          --     --   *
 Philip C. Bird                           1,262,499       *      343,744     510,419     408,336          --          --     --   *
 Ralph Rybaki                             2,019,996       *      549,990     816,670     653,336          --          --     --   *
 Reginald T. Grzeskowiak & Nancy
 Grzeskowiak                                303,000       *       82,499     122,501      98,000          --          --     --   *
 Robert Dombrowski                          301,500       *       54,999      81,667      65,334      99,500          --     --   *
 Robert E. Dettle                           202,000       *       54,999      81,667      65,334          --          --     --   *
 Ronald  H. Wise                            909,000       *      247,496     367,502     294,002          --          --     --   *
 Rudolf Konegan                             605,998       *      164,997     245,001     196,000          --          --     --   *
 Salvatore Ianuzzi, Bonita Ianuzzi          505,000       *      137,498     204,168     163,334          --          --     --   *
 Sam Eyde                                 6,059,988    2.79%   1,649,970   2,450,010   1,960,008          --          --     --   *
 Samson Consulting Corp                     202,000       *       54,999      81,667      65,334          --          --     --   *
 Scot A. Kane                             1,110,998       *      302,495     449,169     359,334          --          --     --   *
 SDIRA FBO Alan E. Ennis (SEP/IRA)          454,499       *      123,748     183,751     147,000          --          --     --   *
 SDIRA FBO David W. Komar ROL IRA           101,000       *       27,500      40,834      32,666          --          --     --   *
 SDIRA FBO Davina Lockhart                  505,000       *      137,498     204,168     163,334          --          --     --   *
 John Green                                 359,211       *       54,999      81,667      65,334     157,211          --     --   *
 SDIRA FBO John Green (Roth/IRA)            202,000       *       54,999      81,667      65,334          --          --     --   *
 SDIRA FBO Robert Vaughan                   303,000       *       82,499     122,501      98,000          --          --     --   *
 SDIRA FBO Roger Lockhart                   505,000       *      137,498     204,168     163,334          --          --     --   *
 SDIRA FBO Rosa Maria Lukens                151,499       *       41,249      61,250      49,000          --          --     --   *
 Steven J. Cooper                           505,000       *      137,498     204,168     163,334          --          --     --   *
 Thomas J. Franco                           505,000       *      137,498     204,168     163,334          --          --     --   *
 Thomas K. Beard                            605,998       *      164,997     245,001     196,000          --          --     --   *
 Tracy Standridge, Kay L. Standridge        202,000       *       54,999      81,667      65,334          --          --     --   *
 Walter Kuharchik                         1,009,998       *      274,995     408,335     326,668          --          --     --   *
 William M. Levin                           505,000       *      137,498     204,168     163,334          --          --     --   *
 William Tonyes                             101,000       *       27,500      40,834      32,666          --          --     --   *
 W.M. Sherman                               454,499       *      123,748     183,751     147,000          --          --     --   *
 Jean Zurstrassen                           202,000       *       54,999      81,667      65,334          --          --     --   *
 Al Pokel                                 1,387,000       *      137,498     694,168     555,334          --          --     --   *
 Alan Robbins                               252,501       *       68,749     102,084      81,668          --          --     --   *

                                                                                                                            SHARES
                                                                                                                        BENEFICIALLY
                                        SHARES BENEFICIALLY                                                              OWNED AFTER
                                         OWNED PRIOR TO THE                                                                  THE
                                             OFFERING             SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING      OFFERING(1)
                                         ------------------   ---------------------------------------------------------- -----------
                                                                                                                UPON
                                                                                                             CONVERSION
                                                                          UPON                               OF SERIES B
                                                                       CONVERSION       UPON                     OR
                                                                       OF SERIES C    EXERCISE      UPON       SERIES D
                                                                        PREFERRED   OF SERIES C   EXERCISE    PREFERRED
      NAME OF SELLING                                         COMMON     STOCK       WARRANTS    OF OTHER      STOCK
        STOCKHOLDER                       NUMBER (2)    $      STOCK     (2)(3)       (2)(3)      WARRANTS      (2)(3)   NUMBER   %
-----------------------------------      ----------    ----   -------   ---------   ---------    --------      ------    ------  ---
 Alan Cohen                                 404,000       *      109,998     163,334     130,668          --          --     --   *
 Allen Weiss                              1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Andrew J. Dauro                            505,000       *      137,498     204,168     163,334          --          --     --   *
 Ashraf Abdelaal                            505,000       *      137,498     204,168     163,334          --          --     --   *
 Bedding Discounts                          252,501       *       68,749     102,084      81,668          --          --     --   *
 Brian Judge & Diana Garehitorena           505,000       *      137,498     204,168     163,334          --          --     --   *
 Dan Foley                                  567,000       *           --     315,000     252,000          --          --     --   *
 Byron Rosenstein                           505,000       *      137,498     204,168     163,334          --          --     --   *
 Daryl Demsko                             1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Helen Jones Marital Trust                1,009,998       *      274,995     408,335     326,668          --          --     --   *
 James K. Lehman                            707,000       *      192,497     285,835     228,668          --          --     --   *
 Jerdan Enterprises                       7,069,986    3.25%   1,924,965   2,858,345   2,286,676          --          --     --   *
 John C. Buser                              505,000       *      137,498     204,168     163,334          --          --     --   *
 Joseph R. McCandless                     1,514,998       *      412,493     612,503     490,002          --          --     --   *
 L. Berrick                                 252,501       *       68,749     102,084      81,668          --          --     --   *
 Mario Cassara & Iris Cassara               505,000       *      137,498     204,168     163,334          --          --     --   *
 Gary Miller                                252,501       *       68,749     102,084      81,668          --          --     --   *
 Michael P. Rucker                        1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Michel Pokel                             2,300,500    1.07%     137,498   1,201,668     961,334          --          --     --   *
 Norbert Olinger                            505,000       *      137,498     204,168     163,334          --          --     --   *
 North Metropolitan Radiology Assoc,
 LLP 401K Profit Sharing Plan FBO:
 Stuart Jacobson                            505,000       *      137,498     204,168     163,334          --          --     --   *
 Oscar Garza                                505,000       *      137,498     204,168     163,334          --          --     --   *
 Paul Russo III                             505,000       *      137,498     204,168     163,334          --          --     --   *
 Philip R. Clark                          1,009,998       *      274,995     408,335     326,668          --          --     --   *
 RA Schafer                                 505,000       *      137,498     204,168     163,334          --          --     --   *
 Randy Tuggle                             1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Robert B. Kinney                           505,000       *      137,498     204,168     163,334          --          --     --   *
 Ronald L. Nilsen                           252,501       *       68,749     102,084      81,668          --          --     --   *
 Stuart Jacobson                          2,524,996    1.18%     687,488   1,020,838     816,670          --          --     --   *
 The Julius H. Roma Revocable Trust         505,000       *      137,498     204,168     163,334          --          --     --   *
 Thomas Contino                           1,009,998       *      274,995     408,335     326,668          --          --     --   *
 William King                               252,501       *       68,749     102,084      81,668          --          --     --   *
 Wolfe LP                                   252,501       *       68,749     102,084      81,668          --          --     --   *
 Arnold E. Ditri                          2,019,996       *      549,990     816,670     653,336          --          --     --   *
 Charles Bradley                          1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Corsair Capital Partners LP             11,614,978    5.25%   3,162,443   4,695,853   3,756,682          --          --     --   *
 Corsair Long Short International LTD     1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Don Zoltan                               1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Justin Yue Tang                          1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Leviticus Partners LP                    3,635,992    1.69%     989,982   1,470,006   1,176,004          --          --     --   *
 Neptune Partners LP                      4,544,992    2.10%   1,237,478   1,837,508   1,470,006          --          --     --   *
 Wardenclyffe Micro Cap Fund              2,019,996       *      549,990     816,670     653,336          --          --     --   *
 Allan Rothstein                          2,019,996       *      549,990     816,670     653,336          --          --     --   *
 Capela Overseas LTD                      2,019,996       *      549,990     816,670     653,336          --          --     --   *
 Richard L. Taney                           505,000       *      137,498     204,168     163,334          --          --     --   *
 Strategic Partners Ltd.                  1,009,695       *      274,913     408,212     326,570          --          --     --   *
 Doug Levine                              1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Alan Sheinwald                             505,000       *      137,498     204,168     163,334          --          --     --   *
 Alpha Capital                           10,099,980    4.59%   2,749,950   4,083,350   3,266,680          --          --     --   *
 Bristol Investment Fund                 13,699,980    6.13%   2,749,950   6,083,350   4,866,680          --          --     --   *
 Bullbear Capital Partners LLC            2,019,996       *      549,990     816,670     653,336          --          --     --   *
 Charles Pradilla                         1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Crestview Capital Fund II LP             9,980,986    4.52%   1,979,964   4,445,012   3,556,010          --          --     --   *
 David & Marilyn Balk JT WR05             1,009,998       *      274,995     408,335     326,668          --          --     --   *
 David Wiener Revocable Trust-- 96          807,998       *      219,996     326,668     261,334          --          --     --   *
 David Wilstein and Susan Wilstein,
 Trustees of the Century Trust dated
 12/19/94                                 1,009,998       *      274,995     408,335     326,668          --          --     --   *

                                                                                                                            SHARES
                                                                                                                        BENEFICIALLY
                                        SHARES BENEFICIALLY                                                              OWNED AFTER
                                         OWNED PRIOR TO THE                                                                  THE
                                             OFFERING             SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING      OFFERING(1)
                                         ------------------   ---------------------------------------------------------- -----------
                                                                                                                UPON
                                                                                                             CONVERSION
                                                                          UPON                               OF SERIES B
                                                                       CONVERSION       UPON                     OR
                                                                       OF SERIES C    EXERCISE      UPON       SERIES D
                                                                        PREFERRED   OF SERIES C   EXERCISE    PREFERRED
      NAME OF SELLING                                         COMMON     STOCK       WARRANTS    OF OTHER      STOCK
        STOCKHOLDER                       NUMBER (2)    $      STOCK     (2)(3)       (2)(3)      WARRANTS      (2)(3)   NUMBER   %
-----------------------------------      ----------    ----   -------   ---------   ---------    --------      ------    ------  ---
 Global eMedicine, Inc., MPPP             2,019,996       *      549,990     816,670     653,336          --          --     --   *
 Elaine Dines                               605,998       *      164,997     245,001     196,000          --          --     --   *
 Ellis International                      3,029,994    1.41%     824,985   1,225,005     980,004          --          --     --   *
 Eric T. Singer                           1,686,398       *      315,557     468,564     374,852     527,425          --     --   *
 F. Berdon Defined Benefit Plan           1,211,998       *      329,994     490,002     392,002          --          --     --   *
 Gamma Opportunity Capital Partners, LP   2,809,998    1.31%     274,995   1,408,335   1,126,668          --          --     --   *
 Gene Salkind                               505,000       *      137,498     204,168     163,334          --          --     --   *
 George Roberts                           2,284,002    1.06%     335,099     408,335     326,668          --          --     --   *
 Crescent International                   6,059,988    2.79%   1,649,970   2,450,010   1,960,008          --          --     --   *
 Greenwich Growth Fund LTD                1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Gregg Sedun                                504,696       *      137,415     204,045     163,236          --          --     --   *
 Jack Gilbert                             1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Jared Shaw                                 505,000       *      137,498     204,168     163,334          --          --     --   *
 Jeff Hermanson                             505,000       *      137,498     204,168     163,334          --          --     --   *
 Jeffrey Schnipper                        1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Jules Nordlicht                          5,049,990    2.33%   1,374,975   2,041,675   1,633,340          --          --     --   *
 M and M Capital, LLC                     1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Mark Capital LLC                         1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Mark Collins                               468,639       *      127,598     189,467     151,574          --          --     --   *
 Michael  J. Weiss                          505,000       *      137,498     204,168     163,334          --          --     --   *
 Michael Kooper                             505,000       *      137,498     204,168     163,334          --          --     --   *
 Michael Liss                             1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Michael Loew                               605,998       *      164,997     245,001     196,000          --          --     --   *
 Northbar Capital Inc.                      505,000       *      137,498     204,168     163,334          --          --     --   *
 Platinum Partners Arbitrage Fund LP      8,079,984    3.70%   2,199,960   3,266,680   2,613,344          --          --     --   *
 Platinum Partners Global Macro Fund LP   2,019,996       *      549,990     816,670     653,336          --          --     --   *
 RHP Master Fund LTD                      3,819,996    1.77%     549,990   1,816,670   1,453,336          --          --     --   *
 Richard Melnick                          1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Richard Weiner                             505,000       *      137,498     204,168     163,334          --          --     --   *
 Robert and Sandra Neborsky               1,070,598       *      291,495     432,835     346,268          --          --     --   *
 Robert Melnick                           1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Robert W. Duggan                         3,332,994    1.55%     907,484   1,347,506   1,078,004          --          --     --   *
 Ronald Shear                             1,060,499       *      288,745     428,752     343,002          --          --     --   *
 Samuel Smookler & Miriam Smookler        3,609,998    1.67%     274,995     408,335     326,668   2,600,000          --     --   *
 Scott C. Paston                            505,000       *      137,498     204,168     163,334          --          --     --   *
 SF Capital Partners                     15,149,970    6.77%   4,124,925   6,125,025   4,900,020          --          --     --   *
 Stonestreet LP                           5,049,990    2.33%   1,374,975   2,041,675   1,633,340          --          --     --   *
 Vitel Ventures Corporation               4,039,992    1.87%   1,099,980   1,633,340   1,306,672          --          --     --   *
 WEC Partners LLC                         1,009,998       *      274,995     408,335     326,668          --          --     --   *
 West End Convertible Fund LP             1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Craig Roos                               1,009,998       *      274,995     408,335     326,668          --          --     --   *
 Fred Fromm                                 440,261       *      109,861     163,130     130,504          --          --     --   *
 Margaret Josling (7)                       380,232       *      109,998     163,334      65,334          --          --     --   *
 TKB Ventures Ltd. (7)                      380,232       *      109,998     163,334      65,334          --          --     --   *
 Bridges & Pipes LLC                      2,019,996       *      549,990     816,670     653,336          --          --     --   *
 Richard & Beverly Mehrlich               2,019,996       *      549,990     816,670     653,336          --          --     --   *
 Burnham Hill Holdings, LLC              15,607,520    7.01%   5,783,220          --          --   9,824,300          --     --   *
 Riaz Don                                   523,446       *      523,446          --          --          --          --     --   *
 North Sound Legacy
Fund LLC (4)(5)(6)                       21,265,100    9.99%     850,604   1,864,400   1,491,520     351,500     458,417     --   *
 North Sound Legacy Institutional
 Fund LLC (4)(5)(6)                      21,265,100    9.99%   7,655,436  17,219,700  13,775,760   3,370,800   4,125,750     --   *
 North Sound Legacy International
 Ltd. (4)(5)(6)                          21,265,100    9.99%  12,759,060  21,725,900  17,380,720   3,477,600   6,876,250     --   *
 SDS Merchant Fund LP                    19,420,000    8.37%          --   9,900,000   7,920,000   1,600,000          --     --   *
 Cagan McAfee Capital Partners           15,599,996    7.08%   8,000,000          --   3,999,996   3,600,000          --     --   *
 Bryan Family Partnership LLP II          3,483,676    1.62%   1,000,000   1,379,818   1,103,858          --          --     --   *

                                                                                                                            SHARES
                                                                                                                        BENEFICIALLY
                                        SHARES BENEFICIALLY                                                              OWNED AFTER
                                         OWNED PRIOR TO THE                                                                  THE
                                             OFFERING             SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING      OFFERING(1)
                                         ------------------   ---------------------------------------------------------- -----------
                                                                                                                UPON
                                                                                                             CONVERSION
                                                                          UPON                               OF SERIES B
                                                                       CONVERSION      UPON                      OR
                                                                       OF SERIES C   EXERCISE      UPON        SERIES D
                                                                        PREFERRED   OF SERIES C   EXERCISE    PREFERRED
      NAME OF SELLING                                         COMMON     STOCK       WARRANTS    OF OTHER      STOCK
        STOCKHOLDER                       NUMBER (2)    $      STOCK     (2)(3)       (2)(3)      WARRANTS      (2)(3)   NUMBER   %
-----------------------------------      ----------    ----   -------   ---------   ---------    --------      ------    ------  ---
 HeliOss Communications, Inc.             2,400,000    1.13%   2,400,000          --          --          --          --     --   *
 Liviakis Financial Communications        1,500,000       *    1,500,000          --          --          --          --     --   *
 Woodmont Investments Limited               500,019       *      500,019          --          --          --          --     --   *
 Newberg Family Trust                       500,019       *      500,019          --          --          --          --     --   *
 UMAI                                     1,363,636       *    1,363,636          --          --          --          --     --   *
 Matthew Balk                               764,144       *           --          --          --     764,144          --     --   *
 Elliott Smith                               50,000       *           --          --          --      50,000          --     --   *
 Karl Brenza                                 50,000       *           --          --          --      50,000          --     --   *
 Jeffrey Meshel                              50,000       *           --          --          --      50,000          --     --   *
 Michael Rapp                               400,000       *           --          --          --     400,000          --     --   *
 Phil Wagenheim                             200,000       *           --          --          --     200,000          --     --   *
 Broadband Capital Management               389,928       *           --          --          --     389,928          --     --   *
 Hudson Valley Capital Management           868,578       *           --          --          --     868,578          --     --   *
 Chris Shufeldt                              45,564       *           --          --          --      45,564          --     --   *
 Kimball & Cross Investment
 Management Corp.                           110,575       *           --          --          --     110,575          --     --   *
 Sean Callahan                              262,500       *           --          --          --     262,500          --     --   *
 Mark Ford                                  289,315       *           --          --          --     289,315          --     --   *
 Daniel Pietrof                              25,000       *           --          --          --      25,000          --     --   *
 Claude Ware                                188,650       *           --          --          --     188,650          --     --   *
 Thomas Corona                               12,000       *           --          --          --      12,000          --     --   *
 Roger Lockhart                              25,000       *           --          --          --      25,000          --     --   *
 Brad Reifler                               607,108       *           --          --          --     607,108          --     --   *
 Hilary Bergman                             607,108       *           --          --          --     607,108          --     --   *
 Gene Super                                  10,208       *           --          --          --      10,208          --     --   *
 Silicon Valley Bank                        300,000       *           --          --          --     300,000          --     --   *
 Castle Creek Technology Partners LLC     9,040,500    4.08%          --   5,022,500   4,018,000          --          --     --   *
 First Mirage, Inc.                       1,795,500       *           --     997,500     798,000          --          --     --   *
 Portside Growth and Opportunity Fund     1,800,000       *           --   1,000,000     800,000          --          --     --   *
 Whalehaven Fund Ltd.                     2,205,000    1.03%          --   1,225,000     980,000          --          --     --   *
 John Jay Gebhardt                          315,000       *           --     175,000     140,000          --          --     --   *
 Judith Ellen Olinger Rev. Trust            441,000       *           --     245,000     196,000          --          --     --   *
 Spectra Capital Management LLC           1,800,000       *           --   1,000,000     800,000          --          --     --   *
 Robert Klein and Myriam Gluck              441,000       *           --     245,000     196,000          --          --     --   *
 Rodd Friedman                              630,000       *           --     350,000     280,000          --          --     --   *
 Thomas A.Counts                            441,000       *           --     245,000     196,000          --          --     --   *
 Carlos Belfiore                            350,000       *           --          --          --     350,000          --     --   *
 SPEEDCOM Wireless Corporation           63,500,000   29.86%  63,500,000          --          --          --          --     --   *

* Less than 1%.

(1) Assumes that all shares being offered by each selling stockholder under this prospectus are sold and that each selling stockholder acquires no additional shares of common stock before the completion of this offering.


(2) The holders of the Series B Convertible Preferred Stock are subject to a conversion blocker that caps the number of shares eligible for conversion so that the holder will not beneficially own more than 9.999% of the outstanding common stock. The holders of the Series C Convertible Preferred Stock and Series D Convertible Preferred Stock are subject to the same conversion blocker upon the conversion of their shares. The table reflects the blocker for the Series B holders as they have converted into shares of common stock.


(3) Under an agreement between P-Com and the holders of the Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and P-Com's Series C Warrants, P-Com is required to register the resale of a number of shares equal to 125% of the shares of common stock initially issuable upon conversion or exercise of these securities. This results in the following additional shares being registered for resale by the selling stockholders, which are not reflected in the table above:


Series C Convertible Preferred Stock                          41,251,406
Series C Warrants                                             28,858,531
                                                             -----------
Total Additional Shares Being Registered                      70,109,937
                                                             ===========


(4) Convertible securities include shares of Series B Convertible Preferred Stock and Series D Convertible Preferred Stock of the Company.



(5) For purposes of determining beneficial ownership in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, this total includes shares beneficially owned by North Sound Legacy Fund LLC, North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd.


 (6) Each of these selling stockholders holds Series A Warrants and Series B Warrants, which are subject to a limitation on conversion that prevents the selling stockholder from exercising these warrants for shares of P Com common stock if the exercise would cause any the selling stockholder or any of its affiliates, individually or in the aggregate, to beneficially own more than 4.999% of P-Com's outstanding common stock.



(7) For purposes of determining beneficial ownership in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, this total includes shares beneficially owned by Margaret Josling and TKB Ventures.

                              PLAN OF DISTRIBUTION


P-Com is registering, on behalf of the selling stockholders, 177,055,243 shares of outstanding common stock held by the selling stockholders, 231,047,848 shares of common stock issuable upon conversion of its Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock and 200,429,267 shares of common stock issuable upon exercise of outstanding warrants held by the selling stockholders. P-Com issued these securities to the selling stockholders in private placement transactions. The selling stockholders named in the table above or their pledgees, donees, transferees or other successors-in-interest who receive convertible securities from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus may sell the shares of common stock listed in the table above from time to time. Each selling stockholder will act independently in making decisions regarding the timing, manner and size of each sale. The sales may be made on the OTC Bulletin Board, in the over-the-counter market, through put or call option transactions relating to the shares, in negotiated transactions, or a combination of such methods of sale or otherwise, at prices and on terms then prevailing or at prices related to the then current market price. The selling stockholders may effect these transactions by selling the shares of common stock to or through broker-dealers, or not. The shares of common stock may be sold through one or more of, or a combination of, the following:

o a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

o "at the market" to or through market makers into an existing market for the shares;

o an exchange distribution in accordance with the rules of the applicable exchange;

o through transactions in options, swaps or other derivative securities (whether exchange-listed or otherwise);

o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

o in privately negotiated transactions; and

o any other method permitted by applicable law.


In addition, one of the selling stockholders, SPEEDCOM Wireless Corporation, has advised P-Com that it may transfer its shares of P-Com common stock to one or more of its creditors in satisfaction of amounts owed to those creditors and it may also distribute its shares of P-Com common stock to its stockholders as a dividend.


To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out those short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares covered by this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default the broker-dealer may sell the pledged shares under this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the notes or shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any shares covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised P-Com that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, and that there is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to P-Com common stock for a restricted period before the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, provisions of which may limit the timing of purchases and sales of the shares of P-Com common stock by the selling stockholders.

P-Com will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

Upon being notified by a selling stockholder that a donee or pledgee or pledgee who received convertible securities from a selling stockholder intends to sell more than 500 shares of the common stock listed in the table above, P-Com will file a supplement to this prospectus. P-Com will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against various liabilities, including liabilities arising under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

This section describes the material terms of P-Com's capital stock and its certificate of incorporation as currently in effect. This section also summarizes relevant provisions of the Delaware General Corporation Law, which is referred to as Delaware law.

AUTHORIZED CAPITAL STOCK

P-Com is currently authorized to issue a total of 702,000,000 shares of capital stock consisting of:

o 700,000,000 shares of common stock, par value $0.0001 per share; and

o 2,000,000 shares of preferred stock, par value $0.0001 per share.

COMMON STOCK

Holders of P-Com common stock are entitled to one vote for each share held on all matters submitted to a vote of the P-Com stockholders. Holders of P-Com common stock are entitled to receive dividends, ratably, if any, as may be declared by P-Com's board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. If P-Com liquidates, dissolves or winds up, the holders of P-Com common stock are entitled to share ratably in all assets remaining after satisfaction of liabilities and the liquidation preference of any shares of preferred stock that are outstanding at that time. Holders of common stock have no preemptive rights and no right to convert their common stock onto any other securities. There are no redemption or sinking fund provisions applicable to the P-Com common stock. The rights, preferences and privileges of holders of P-Com common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which P-Com may designate and issue in the future without further stockholder approval.

PREFERRED STOCK

The P-Com board of directors is authorized to issue from time to time, without further stockholder approval, up to an aggregate of 2,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. P-Com may issue P-Com preferred stock in ways which may delay, defer or prevent a change in control of P-Com without further action by P-Com stockholders and may adversely affect the voting and other rights of the holders of P-Com common stock. The issuance of P-Com preferred stock with voting and conversion rights may adversely affect the voting power of the holders of P-Com common stock, including the loss of voting control to others.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

P-Com has designated 500,000 shares of its preferred stock as Series A Junior Participating Preferred Stock, which are issuable under certain circumstances under P-Com's stockholder rights plan, which is described in more detail below. No shares of Series A Junior Participating Preferred Stock are currently issued or outstanding.

SERIES B CONVERTIBLE PREFERRED STOCK


P-Com has designated 1,000,000 shares of its preferred stock as Series B Convertible Preferred Stock, of which approximately 108,406 shares were issued and outstanding as of January 20, 2004. The holders of Series B Convertible Preferred Stock are entitled to certain rights and preferences with respect to the holders of P-Com common stock, including the following:


o Voting. Except as required by the Delaware law, the holders of Series B Convertible Preferred Stock are not entitled to any voting rights.

o Conversion. The Series B Convertible Preferred Stock has a stated value of $21.138 per share. Each share of Series B Convertible Preferred Stock is convertible into a number of shares of common stock equal to the stated value plus any accrued and unpaid dividends divided by an initial conversion price of $0.20. This conversion price is subject to adjustment for any stock splits, stock dividends or similar transactions. Pursuant to an agreement with P-Com, the holders of Series B Convertible Preferred Stock are obligated to convert their shares into shares of common stock as soon as reasonably practicable. However, no holder of Series B Convertible Preferred Stock will be required to convert its shares into shares of common stock if the conversion would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of P-Com's outstanding common stock.

o Dividends. Holders of Series B Convertible Preferred Stock are entitled to receive dividends, if any, as may be declared by P-Com's board of directors out of legally available funds. Holders of Series B Convertible Preferred Stock are also entitled to share pro-rata, on an as-converted basis, in any dividends or other distributions that may be declared by the board of directors with respect to the common stock.

o Liquidation. If P-Com liquidates, dissolves or winds up, the holders of Series B Convertible Preferred Stock are entitled to receive the stated value of their shares plus all accrued and unpaid dividends prior to any amounts being paid to the holders of P-Com common stock. In addition, the holders of Series B Convertible Preferred Stock are entitled to share ratably together with the holders of common stock in all remaining assets after the satisfaction of all other liquidation preferences.

o Redemption. The holders of Series B Convertible Preferred Stock have the right to require P-Com to purchase all of their shares of Series B Convertible Preferred Stock upon the occurrence of certain events, such as the following:

o P-Com fails to remove any restrictive legend from certificates representing shares of P-Com common stock that are issued to holders who convert their shares of Series B Convertible Preferred Stock;

o P-Com makes an assignment for the benefit of creditors, or applies for or consents to the appointment of a receiver or trustee;

o Any bankruptcy, insolvency, reorganization or other proceeding for the relief of debtors is instituted by or against P-Com and is not dismissed within 60 days;

o P-Com sells substantially all of its assets, merges or consolidates with any other entity or engages in a transaction that results in any person or entity acquiring more than 50% of P-Com's outstanding common stock on a fully diluted basis;

o P-Com fails to pay when due any payment with respect to any of its indebtedness in excess of $250,000;

o P-Com breaches any agreement for monies owed or owing in an amount in excess of $250,000 and the breach permits the other party to declare a default or otherwise accelerate the amounts due under that agreement; and

o P-Com permits a default under any agreement to remain uncured and the default would or is likely to have a material adverse effect on the business, operations, properties or financial condition of P-Com.

SERIES C CONVERTIBLE PREFERRED STOCK


P-Com has designated 10,000 shares of its preferred stock as Series C Convertible Preferred Stock, of which approximately,9,429 shares were issued and outstanding as of January 20, 2004. The holders of Series C Convertible Preferred Stock are entitled to certain rights and preferences with respect to the holders of P-Com common stock, including the following:


o Voting. The holders of Series C Convertible Preferred Stock are entitled to vote together with the holders of P-Com common stock, as a single class, on all matters submitted to a vote of P-Com's stockholders. The holders of Series C Convertible Preferred Stock are entitled to a number of votes equal to the number of shares of P-Com common stock that would be issued upon conversion of their shares of Series C Convertible Preferred Stock.

o Conversion. The Series C Convertible Preferred Stock has a stated value of $1,750 per share. Each share of Series C Convertible Preferred Stock is convertible into a number of shares of common stock equal to the stated value, plus any accrued and unpaid dividends, divided by an initial conversion price of $0.10. This conversion price is subject to adjustment for any stock splits, stock dividends or similar transactions. The conversion price is also subject to adjustment in the event that P-Com makes a dilutive issuance of common stock or other securities that are convertible into or exercisable for common stock at an effective per share purchase price that is less than the conversion price of the Series C Convertible Preferred Stock that is in effect at the time of the dilutive issuance. The holders of Series C Convertible Preferred Stock may convert their shares into shares of common stock at any time. However, no holder of Series C Convertible Preferred Stock may convert its shares into shares of common stock if the conversion would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of P-Com's outstanding common stock.

o Dividends. Holders of Series C Convertible Preferred Stock are entitled to receive, out of legally available funds, dividends at the rate of 6% per annum beginning on the first anniversary of their date of issuance and 8% per annum beginning on the second anniversary of their date of issuance. Dividends are payable semi-annually, either in cash or shares of P-Com common stock.

o Liquidation. If P-Com liquidates, dissolves or winds up, the holders of Series C Convertible Preferred Stock are entitled to receive the stated value of their shares plus all accrued and unpaid dividends prior to any amounts being paid to the holders of Series B Convertible Preferred Stock and P-Com common stock. In addition, the holders of Series C Convertible Preferred Stock are entitled to share ratably together with the holders of Series B Convertible Preferred Stock and P-Com common stock in all remaining assets after the satisfaction of all other liquidation preferences.

o Redemption. The holders of Series C Convertible Preferred Stock have the right to require P-Com to purchase all of their shares of Series C Convertible Preferred Stock upon the occurrence of certain events, such as the following:

o P-Com fails to remove any restrictive legend from certificates representing shares of P-Com common stock that are issued to holders who convert their shares of Series C Convertible Preferred Stock;

o P-Com makes an assignment for the benefit of creditors, or applies for or consents to the appointment of a receiver or trustee;

o Any bankruptcy, insolvency, reorganization or other proceeding for the relief of debtors is instituted by or against P-Com and is not dismissed within 60 days;

o P-Com sells substantially all of its assets, merges or consolidates with any other entity or engages in a transaction that results in any person or entity acquiring more than 50% of P-Com's outstanding common stock on a fully diluted basis;

o P-Com fails to pay when due any payment with respect to any of its indebtedness in excess of $250,000;

o P-Com breaches any agreement for monies owed or owing in an amount in excess of $250,000 and the breach permits the other party to declare a default or otherwise accelerate the amounts due under that agreement; and

o P-Com permits a default under any agreement to remain uncured and the default would or is likely to have a material adverse effect on the business, operations, properties or financial condition of P-Com.

SERIES D CONVERTIBLE PREFERRED STOCK


P-Com has designated 2,000 shares of its preferred stock as Series D Convertible Preferred Stock, of which 2,000 shares were issued and outstanding as of January 20, 2004. The holders of Series D Convertible Preferred Stock are entitled to certain rights and preferences with respect to the holders of P-Com common stock, including the following:


o Voting. The holders of Series D Convertible Preferred Stock are entitled to vote together with the holders of P-Com common stock and holders of Series C Convertible Preferred Stock, as a single class, on all matters submitted to a vote of P-Com's stockholders. The holders of Series D Convertible Preferred Stock are entitled to a number of votes equal to the number of shares of P-Com common stock that would be issued upon conversion of their shares of Series D Convertible Preferred Stock.

o Conversion. The Series D Convertible Preferred Stock has a stated value of $1,000 per share. Each share of Series D Convertible Preferred Stock is convertible into a number of shares of common stock equal to the stated value divided by an initial conversion price of $0.15. This conversion price is subject to adjustment for any stock splits, stock dividends or similar transactions. The holders of Series D Convertible Preferred Stock may convert their shares into shares of common stock at any time. However, no holder of Series D Convertible Preferred Stock may convert its shares into shares of common stock if the conversion would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of P-Com's outstanding common stock.

o Dividends. Holders of Series D Convertible Preferred Stock are entitled to share pro-rata, on an as-converted basis, in any dividends or other distributions that may be declared by the board of directors with respect to the common stock.

o Liquidation. If P-Com liquidates, dissolves or winds up, the holders of Series D Convertible Preferred Stock and the holders of Series C Convertible Preferred Stock are entitled to receive the stated value of their respective shares plus all accrued and unpaid dividends, pari passu, and prior to any amounts being paid to the holders of Series B Convertible Preferred Stock and P-Com common stock. In addition, the holders of Series D Convertible Preferred Stock are entitled to share ratably together with the holders of Series C Convertible Preferred Stock, Series B Convertible Preferred Stock and P-Com common stock in all remaining assets after the satisfaction of all other liquidation preferences.

o Redemption. The holders of Series D Convertible Preferred Stock have the right to require P-Com to purchase all of their shares of Series D Convertible Preferred Stock upon the occurrence of certain events, such as the following:

o P-Com fails to remove any restrictive legend from certificates representing shares of P-Com common stock that are issued to holders who convert their shares of Series D Convertible Preferred Stock;

o P-Com makes an assignment for the benefit of creditors, or applies for or consents to the appointment of a receiver or trustee;

o Any bankruptcy, insolvency, reorganization or other proceeding for the relief of debtors is instituted by or against P-Com and is not dismissed within 60 days;

o P-Com sells substantially all of its assets, merges or consolidates with any other entity or engages in a transaction that results in any person or entity acquiring more than 50% of P-Com's outstanding common stock on a fully diluted basis;

o P-Com fails to pay when due any payment with respect to any of its indebtedness in excess of $250,000;

o P-Com breaches any agreement for monies owed or owing in an amount in excess of $250,000 and the breach permits the other party to declare a default or otherwise accelerate the amounts due under that agreement; and

o P-Com permits a default under any agreement to remain uncured and the default would or is likely to have a material adverse effect on the business, operations, properties or financial condition of P-Com.

P-COM STOCKHOLDER RIGHTS PLAN

P-Com currently has in effect a stockholder rights plan, which is governed by the terms and conditions contained in the Amended and Restated Rights Agreement, dated as of January 24, 2001, between P-Com and Fleet National Bank, as rights agent. In the event that P-Com is acquired in a asset purchase or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of P-Com common stock will have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right. In the event that any person becomes the beneficial owner of 15% or more of the outstanding shares of P-Com's common stock proper provision shall be made so that each holder of P-Com common stock, other than the acquiring person, will thereafter have the right to receive that number of shares of common stock or preferred stock (or cash, other securities or property) of P-Com having a market value of two times the exercise price of the right.

The rights plan has certain anti-takeover effects. The rights plan will cause substantial dilution to a person or group that attempts to acquire P-Com on terms not approved by P-Com's board of directors. The rights plan should not interfere with any asset purchase or other business combination approved by the board of directors because the rights granted to each holder of common stock may be redeemed by P-Com prior to such asset purchase or other business combination.

Anti-Takeover Effects of Provisions of Delaware Law and P-Com's Certificate of Incorporation and Bylaws

Provisions of Delaware law and P-Com's organizational documents could make the acquisition of P-Com and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage some coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of P-Com to negotiate with it first. P-Com believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure P-Com outweigh the disadvantages of discouraging such proposals because, among other things, that negotiation could result in an improvement of their terms.

P-Com is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes an asset purchase, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

P-Com's certificate of incorporation also provides that P-Com's board of directors shall be classified into three classes of directors, with the term of office of each class expiring in successive years. In any given year, only those directors of a particular class will have their terms of office expire, preventing the replacement or removal of a majority of the board in any single election. Furthermore, under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation's certificate of incorporation provides otherwise. P-Com's certificate of incorporation does not provide otherwise.

These provisions may have the effect of delaying, deferring or preventing a change in control of P-Com without further action by its stockholders.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for P-Com's common stock is EquiServe Trust Company, N.A.

QUOTATION

P-Com common stock is quoted on the OTC Bulletin Board under the symbol "PCOM." The par value of P-Com's common stock is $0.0001 per share. The holders of the common stock shall be entitled to receive dividends, when and as declared by the board of directors of P-Com. The common stock is not redeemable (except for repurchases of common stock held by employees upon termination of employment).

                             VALIDITY OF THE SHARES

The validity of the common stock offered hereby will be passed upon for P-Com by Sheppard, Mullin, Richter & Hampton LLP, Santa Barbara, California.

                                     EXPERTS

The consolidated financial statements of P-Com, Inc. as of December 31, 2001 and 2002, and for the three years ended December 31, 2002, have been included herein in reliance upon the report (which includes an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements), of PricewaterhouseCoopers, LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.


The financial statements of SPEEDCOM Wireless Corporation as of December 31, 2002 and the year then ended have been included herein in reliance upon the report of Aidman, Piser & Company, P.A. independent certified public accountants, appearing elsewhere herein, upon the authority of said firm as experts in accounting and auditing.


                        CHANGE IN INDEPENDENT ACCOUNTANTS

On August 7, 2003, PricewaterhouseCoopers, LLP,("PricewaterhouseCoopers"), were dismissed as the independent auditors of P-Com. On August 7, 2003, the Audit Committee of P-Com's board of directors approved Aidman Piser & Company ("Aidman Piser") as P-Com's new independent auditors.

The reports of PricewaterhouseCoopers on the financial statements of P-Com for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. However, the reports of PricewaterhouseCoopers contained an explanatory paragraph indicating that there was a substantial doubt about P-Com's ability to continue as a going concern.

In connection with the audits for the two most recent fiscal years in the period ended December 31, 2002 and through August 7, 2003, there were no disagreements between P-Com and PricewaterhouseCoopers, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers would have caused them to make reference thereto in their report on the financial statements for such years.

                       WHERE YOU CAN FIND MORE INFORMATION

P-Com files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

                                 Judiciary Plaza
                                    Room 1024
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC at the address set forth above or by calling the SEC at l-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information about issuers, including P-Com, that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

Information on any P-Com website or the website of any subsidiary of P-Com is not part of this prospectus and you should not consider information contained on P-Com's website as part of this prospectus, unless that information is also contained in this prospectus.

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND

                          FINANCIAL STATEMENT SCHEDULE

                                                                                                             Page
                                                                                                             ----
Financial Statements and Schedule--P-Com, Inc:

  Report of Independent Auditors...........................................................................   F-2
  Consolidated Balance Sheets at December 31, 2002, 2001 and 2000..........................................   F-3
  Consolidated Statements of Operations for the years ended December 31, 2002, 2001, and 2000..............   F-4
  Consolidated Statements of Stockholders' Equity and Comprehensive Loss for the years ended December 31,
    2002, 2001, and 2000...................................................................................   F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001, and 2000..............   F-7
  Notes to Consolidated Financial Statements...............................................................   F-8

  Schedule II -Valuation and Qualifying Accounts...........................................................  F-36
  Condensed Consolidated Financial Statements (unaudited):
  Condensed Consolidated Balance Sheets as of  September 30, 2003 and December 31, 2002....................  F-37
  Condensed Consolidated Statements of Operations for the three and nine months ended
    September 30, 2003 and 2002............................................................................  F-38
  Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 and
    2002...................................................................................................  F-39

  Notes to Condensed Consolidated Financial Statements.....................................................  F-41

Financial Statements and Schedule--Speedcom Wireless Corporation:
   Report of Independent Auditors..........................................................................  F-54
   Balance Sheets as of December 31, 2002 and September 30, 2003 (unaudited)...............................  F-55
   Statements of Operations for the Year Ended December 31, 2002 and the Nine Month Periods Ended
    September 30, 2003 and 2002 (unaudited)................................................................  F-56
   Statement of Stockholder' (Deficit) Equity for the Year Ended December 31, 2002.........................  F-57
   Statements of Cash Flows for the Year Ended December 31, 2002 and the Nine Month Periods Ended
    September 30, 2003 and 2002 (unaudited)................................................................  F-58
   Notes to Financial Statements...........................................................................  F-60
   Schedule II -Valuation and Qualifying Accounts..........................................................  F-74


All other schedules have been omitted because they are not required, are not applicable, or the information is included in the consolidated financial statements or notes thereto.

                         REPORT OF INDEPENDENT AUDITORS
            TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF P-COM, INC.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of P-Com, Inc. and its subsidiaries at December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. P-Com conducted its audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that P-Com plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. P-Com believes that its audits provide a reasonable basis for its opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill effective January 1, 2002.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting associated with revenue recognition effective January 1, 2000.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 31, 2003, except as to Notes 1c, 12b, 17d, 17e, 17f and 17g as to which the date is September 3, 2003.

                                   P-COM, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)


                                                                       December 31,  December 31,  December 31,
                                                                          2002          2001          2000
                                                                        ---------     ---------     ---------
ASSETS

Current assets:
   Cash and cash equivalents                                            $     861     $   2,525     $  25,754
   Restricted cash                                                            415         2,911            --
   Accounts receivable, net of allowance of $379, $1,080 and $3,810,
    respectively                                                            4,797         5,508        48,614
    Inventory                                                              12,433        30,392        60,320
    Prepaid expenses and other assets                                       3,402         7,016        13,242
   Assets of discontinued operations                                        2,923         9,775        21,868
                                                                        ---------     ---------     ---------
        Total current assets                                               24,831        58,127       169,798
Property and equipment, net                                                10,511        16,596        20,970
Goodwill and others assets                                                    381        17,511        25,451
                                                                        ---------     ---------     ---------
        Total assets                                                    $  35,723     $  92,234     $ 216,219
                                                                        =========     =========     =========

 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable                                                     $   8,144     $   8,007     $  30,073
   Other accrued liabilities                                                6,774        21,238        33,199
   Note payable                                                                --            --        10,911
   Loan payable to bank                                                     2,604            --            --
   Deferred contract obligations                                            8,000         8,000         8,000
   Convertible subordinated notes                                              --        29,299            --
   Liabilities of discontinued operations                                   1,085           754         8,683
                                                                        ---------     ---------     ---------
       Total current liabilities                                           26,607        67,298        90,866
Long-term liabilities:
   Convertible subordinated notes                                          22,390            --        29,299
   Other long term liabilities                                              2,076           680           807
                                                                        ---------     ---------     ---------
       Total liabilities                                                   51,073        67,978       120,972
                                                                        ---------     ---------     ---------

Stockholders' equity (deficit):
   Series A Preferred Stock                                                    --            --            --
   Common Stock                                                                16             8             8
   Additional paid-in capital                                             333,740       319,994       316,515
   Accumulated deficit                                                   (348,766)     (294,460)     (218,922)
   Accumulated other comprehensive loss                                      (340)       (1,286)       (2,354)
                                                                        ---------     ---------     ---------
       Total stockholders' equity (deficit)                               (15,350)       24,256        95,247
                                                                        ---------     ---------     ---------
Total liabilities and stockholders' equity                              $  35,723     $  92,234     $ 216,219
                                                                        =========     =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

                                   P-COM, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)


                                                                              December 31,  December 31,  December 31,
                                                                                  2002         2001          2000
                                                                                --------     --------     ---------
Sales                                                                           $ 29,686     $ 73,236     $ 183,606
Cost of sales                                                                     30,777       94,890       160,965
                                                                                --------     --------     ---------
  Gross profit (loss)                                                             (1,091)     (21,654)       22,641
Operating expenses:
  Research and development                                                        12,745       19,800        20,241
  Selling and marketing                                                            6,621        7,637        11,371
  General and administrative                                                      10,750       26,070        18,181
  Receivable valuation charges                                                         _        8,034        19,550
  Goodwill impairment                                                             11,409            _             _
                                                                                --------     --------     ---------
  Total operating expenses                                                        41,525       61,541        69,343
                                                                                --------     --------     ---------
Loss from continuing operations                                                  (42,616)     (83,195)      (46,702)
Interest expense                                                                  (2,457)      (1,946)       (4,629)
Gain on sale of subsidiary                                                            --        9,814            --
Gain on retirement of convertible notes                                            1,393           --         1,890
Other expense, net                                                                (1,312)        (618)       (3,736)

Loss from continuing operations before income taxes, loss from discontinued      (44,992)     (75,945)      (53,177)
operations and cumulative effect of change in accounting principle
Provision (benefit) for income taxes                                                (470)        (618)       10,917
                                                                                --------     --------     ---------
Loss from continuing operations before loss from discontinued operations and     (44,522)     (75,327)      (64,094)
cumulative effect of change in accounting principle
Loss from discontinued operations                                                 (4,284)        (211)       (4,321)
                                                                                --------     --------     ---------
Loss on discontinued operations before cumulative effect of change in            (48,806)     (75,538)      (68,415)
accounting principle
Cumulative effect of change in accounting principle                               (5,500)          --        (1,534)

Net loss                                                                        $(54,306)    $(75,538)    $ (69,949)
                                                                                ========     ========     =========

Basic and diluted loss per share:

Loss from continuing operations                                                    (1.74)       (4.55)        (4.11)
Loss from discontinued operations                                                  (0.17)       (0.01)        (0.28)
Cumulative effect of change in accounting principle                                (0.22)          --         (0.10)
                                                                                --------     --------     ---------
Basic and diluted net loss per share applicable to common stockholders          $  (2.13)    $  (4.56)    $   (4.48)
                                                                                ========     ========     =========
Shares used in basic and diluted per share computation                            25,546       16,551        15,600
                                                                                ========     ========     =========


The accompanying notes are an integral part of these consolidated financial statements.

                                   P-COM, INC.
          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) AND
                               COMPREHENSIVE LOSS
                                 (In thousands)

                                                                                Accumulated
                                                                                   Other
                                       Common Stock    Additional               Comprehensive  Comprehensive
                                      ---------------   Paid-In    Accumulated     Income        Income
                                      Shares   Amount   Capital      Deficit       (Loss)        (Loss)       Total
                                      ------   ------  ----------  -----------  ------------  -------------  ------
Balance at December 31, 1999          13,480      7     238,721     (148,973)       (540)           --       89,215
Issuance of Common Stock for cash,
 net of issuance costs of $125         2,106      1      61,206           --          --            --       61,207
Issuance of warrants for Common
Stock in conjunction with line of
 credit borrowings                        --     --       1,902           --          --            --        1,902
Conversion of notes payable to
 Common Stock                            135     --       4,382           --          --            --        4,382
Issuance of Common Stock upon
 exercise of warrant                      32     --         600           --          --            --          600
Stock based compensation
 expense from acceleration of
 option vesting                           --     --         372           --          --            --          372
Issuance of Common Stock upon
 exercise of stock options               295     --       8,098           --          --            --        8,098
Issuance of Common Stock under
 employee stock purchase plan             78     --       1,234           --          --            --        1,234
Cumulative translation adjustment         --     --          --           --      (1,814)       (1,814)      (1,814)
Net loss                                  --     --          --      (69,949)                  (69,949)     (69,949)
                                                                                               -------
Comprehensive income (loss)                                                                    (71,763)
                                      ------    ---    --------    ---------     -------       =======     --------
Balance at December 31, 2000          16,126      8     316,515     (218,922)     (2,354)                    95,247
Issuance of Common Stock for cash        760     --       3,000           --          --            --        3,000
Stock-based compensation expense          --     --          29           --          --            --           29
Issuance of Common Stock under
 employee stock purchase plan             79     --         450           --          --            --          450
Cumulative translation adjustment         --     --          --           --       1,068         1,068        1,068
Net loss                                  --     --          --      (75,538)                  (75,538)     (75,538)
                                                                                               -------
Comprehensive income (loss)                                                                    (74,470)
                                      ------    ---    --------    ---------     -------       =======     --------
Balance at December 31, 2001          16,965      8     319,994     (294,460)     (1,286)                    24,256
Issuance of Common Stock for cash,
 net of issuance costs of $821        14,797      7       7,706           --          --            --        7,713
Issuance of warrants for Common
 Stock in conjunction with line of
 credit borrowings                        --     --          64           --          --            --           64
Issuance of Common Stock as
 part of vendor settlements            1,281      1       1,272           --          --            --        1,273
Conversion of notes payable to
 Common Stock                          1,367      3       4,186           --          --            --        4,189
Issuance of warrants for Common
 Stock for services rendered              --     --         480           --          --            --          480
Issuance of Common Stock under
 employee stock purchase plan             27     --          35           --          --            --           35
Cumulative translation adjustment         --     --          --           --         946           946          946
Net loss                                  --     --          --      (54,306)                  (54,306)     (54,306)
                                                                                               -------
Comprehensive income (loss)                                                                    (53,360)
                                      ------    ---    --------    ---------     -------       =======     --------
Balance at December 31, 2002          34,438    $19    $333,737    $(348,766)    $  (340)                  $(15,350)
                                      ======    ===    ========    =========     =======                   ========

                                   P-COM, INC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (In thousands, unaudited)

                                                                                 2002         2001         2000
                                                                               --------     --------     --------
Cash flows from operating activities:
Net loss                                                                       $(54,306)    $(75,538)    $(69,949)
Adjustments to reconcile net loss to net cash used in operating activities:
  Gain (Loss) on sale of subsidiary                                                  --       (9,814)      (2,645)
  Depreciation                                                                    6,602        8,845       10,313
  Loss on disposal of property and equipment                                        153        1,367        5,251
  Deferred income taxes                                                              --           --        9,858
  Amortization of stock warrants                                                    546          159        1,745
  Compensation expense related to stock options                                      --           29          372
  Notes conversion expense                                                          771           --           --
  Gain on retirement of convertible notes                                        (1,393)          --       (1,890)
  Cumulative effect of change in accounting principle                             5,500           --        1,534
  Write-off of notes receivable                                                     159           --           --
  Loss on discontinued operations                                                 4,284          211        4,321
  Amortization of goodwill                                                           --        2,411        4,147
  Goodwill impairment                                                            11,409        5,621       15,000
  Write-down of long term investments                                                --          234        1,320
  Inventory valuation and other charge                                            5,770       30,000       21,679
  Accounts receivable valuation charge                                               --       11,837           --
Changes in assets and liabilities:
  Accounts receivable, net of reserve                                               979       31,088      (16,495)
  Inventory                                                                      12,664        5,567      (38,648)
  Prepaid expenses and other assets                                               3,874        6,953        1,602
  Accounts payable                                                                  440      (23,581)       7,904

  Other accrued liabilities                                                     (11,963)     (15,634)       8,624
                                                                               --------     --------     --------
  Net cash used in operating activities                                         (14,511)     (20,245)     (35,957)
                                                                               --------     --------     --------
Cash flows from investing activities:
  Acquisition of property and equipment                                            (596)      (2,502)      (8,037)
  Cash paid on disposal of discontinued operations                                   --           --       (2,000)
  Proceeds from sale of property and equipment                                      251           --          700
  Proceeds from sale of subsidiary                                                   --       12,088        6,860
  Increase (decrease) in restricted cash                                          2,496       (2,911)          --
  Net assets (liabilities) of discontinued operation                              2,900         (435)      (3,716)
                                                                               --------     --------     --------
  Net cash provided by (used in) investing activities                             5,051        6,240       (6,193)
                                                                               --------     --------     --------
Cash flows from financing activities:
  Payments of Notes                                                              (2,111)     (10,992)     (12,487)
  Proceeds from issuance of common stock, net of expenses                         7,713        3,000       61,206
  Proceed from exercise of stock options and warrants                                --           --        9,932
  Proceeds from Employee Stock Purchase Plan                                         35          450           --
  Proceeds from loan payable to bank                                              2,604           --           --
  Proceeds from (issuance of) notes receivable                                       --          864         (250)
  Payments under capital lease obligations                                         (497)      (2,568)        (193)
                                                                               --------     --------     --------
  Net cash provided by (used in) financing activities                             7,744       (9,246)      58,208
                                                                               --------     --------     --------
  Effect of exchange rate changes on cash                                            52           22         (970)
                                                                               --------     --------     --------
Net increase (decrease) in cash and cash equivalents                             (1,664)     (23,229)      15,088
Cash and cash equivalents at beginning of the year                                2,525       25,754       10,666
                                                                               --------     --------     --------
Cash and cash equivalents at end of the year                                   $    861     $  2,525     $ 25,754
                                                                               ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

                                   P-COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.    THE COMPANY

      P-Com, Inc. ("P-Com") was incorporated in Delaware on August 23, 1991 to engage in the design, manufacture and marketing of millimeter network access wave radio systems for use in the worldwide wireless telecommunications market. P-Com also provides network services including system and program planning and management, path design, and installation for the wireless communication market through its service sales segment.

b.    REVERSE STOCK SPLIT

      On June 27, 2002, P-Com implemented a 1 for 5 reverse stock split of its common stock. Unless specifically noted otherwise, all references to share and per share data for all periods presented have been adjusted to give effect to this reverse split.

c.    DISCONTINUED OPERATIONS

      As disclosed in note 12, the financial statements for December 31, 2002, 2001 and 2000 have been reclassified to reflect P-Com's services business unit as a discontinued operation.

d.    LIQUIDITY

      Through December 31, 2002, P-Com has incurred substantial losses and negative cash flows from operations and, as of December 31, 2002, had an accumulated deficit of $348.8 million. For the year ended December 31, 2002, P-Com recorded a net loss of $54.3 million and used $14.5 million cash in operating activities. At December 31, 2002, P-Com had approximately $0.9 million in cash and cash equivalents, drawn from the bank line discussed below. The loan payable to the bank was $2.9 million (inclusive of $0.3 million in respect of the discontinued services business) on December 31, 2002. In June 2002, P-Com sold approximately 11,464,000 shares of unregistered common stock at a per share price of $0.70, for an aggregate net proceeds of approximately $7.3 million. In December 2002, P-Com sold approximately 3,333,333 shares of unregistered common stock at a per share price of $0.15, for an aggregate net proceeds of approximately $0.4 million.

      In order to conserve cash, P-Com has implemented cost cutting measures and is actively seeking additional debt and equity financing. On November 1, 2002, P-Com issued $22,390,000 aggregate face value of 7% Convertible Subordinated Notes due November 1, 2005, in exchange for the same amount of 4.25% Convertible Subordinated Notes which matured on November 1, 2002. The 7% Convertible Subordinated Notes are convertible into P-Com's common stock at $2.10 per share, subject to adjustment. If P-Com fails to generate sufficient revenues from new and existing products sales, induce other creditors to forebear or convert to equity, raise additional capital or obtain new debt financing, P-Com would have insufficient capital to fund its operations. Without sufficient capital to fund its operations, P-Com would no longer be able to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if P-Com is unable to continue as a going concern.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d.    LIQUIDITY (Continued)

On September 20, 2002, P-Com entered into a credit facility agreement with Silicon Valley Bank for up to $5 million in borrowings. As of December 31, 2002, the loan amount payable to Silicon Valley bank was $2.9 million (inclusive of $0.3 million in respect of the discontinued services business). However as of December 31, 2002, P-Com was not in compliance with the revenue and minimum tangible net worth covenants provided in the Silicon Valley Bank documents, and has on March 4, 2003 received a limited waiver from Silicon Valley Bank for the designated revenue default, and a limited forbearance from exercising its rights and remedies arising from the tangible net worth default until the earlier of
(i) March 15, 2003, or (ii) the occurrence of an event of default. On March 24, 2003, P-Com received a waiver from Silicon Valley Bank of the non-compliance with the minimum tangible net worth covenant as of December 31, 2002 and the cross default arising from the non-compliance. P-Com also received from Silicon Valley Bank in the same agreement a limited forbearance from exercising its rights and remedies arising from P-Com's non-compliance with the tangible net worth covenant as of January 31, 2003; until the earlier of (i) April 15, 2003, or (ii) the occurrence of an event of default other than the January 2003 default. Under the terms of the forbearance, Silicon Valley Bank reserved its right to immediately cease extending credit without further notice, and the right, in its discretion, to have the outstanding debt obligations bear interest at the default rate of interest, which includes an additional 4% penalty charge.

e.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could be material and affect the results of operations reported in future periods.

      PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of P-Com and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

      FOREIGN CURRENCY TRANSLATION

The functional currencies of our foreign subsidiaries are the local currencies. Assets and liabilities of these subsidiaries are translated into United States dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period.

Accumulated net translation adjustments are recorded as a component of comprehensive income (loss) in stockholders' equity. Foreign exchange transaction gains and losses are included in the results of operations in the periods incurred, and were not material in all periods presented.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      FAIR VALUE OF FINANCIAL INSTRUMENTS

P-Com measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States. The estimated fair value of its Convertible Subordinated Notes was approximately 30% of par or $6.7 million at December 31, 2002 compared to 30% of par or $8.8 million at December 31, 2001. The estimated fair value of cash, accounts receivable and payable, bank loans and accrued liabilities at December 31, 2002 and 2001 approximated cost due to the short maturity of these assets and liabilities.

      CASH AND CASH EQUIVALENTS

P-Com considers all highly liquid debt instruments with a maturity when acquired of three months or less to be cash equivalents.

      RESTRICTED CASH

As of December 31, 2001, P-Com had $2.9 million of restricted cash resulting from an attachment in the third quarter of 2001 related to a dispute with a vendor. The dispute has been fully resolved and the attachment dissolved in February 2002, resulting in approximately $1.4 million being released to P-Com, and $1.5 million paid to the vendor.

As of December 31, 2002, P-Com has approximately $0.4 million of restricted cash that is designated as cash collateral for the credit facility agreement with Silicon Valley Bank.

      REVENUE RECOGNITION

Revenue from product sales is recognized upon transfer of title and risk of loss, which is upon shipment of the product provided no significant obligations remain and collection is probable. Provisions for estimated warranty repairs, returns and other allowances are recorded at the time revenue is recognized. Revenue from service sales is recognized ratably over the contractual period or as the service is performed.

      INVENTORY

Inventory is stated at the lower of cost or market, cost being determined on a first-in, first-out basis. Inventory is reduced, if necessary, to its net realizable value based on customer orders and demand forecasts using management's best estimate given the information currently available.

      PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and include tooling and test equipment, computer equipment, furniture, land and buildings, and construction-in-progress. Depreciation is computed using the straight-line method based upon the useful lives of the assets ranging from three to seven years, and in the case of building, 33 years. Leasehold improvements are amortized using the straight-line method based upon the shorter of the estimated useful lives or the lease term of the respective assets.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

Research and development costs are expensed as incurred. P-Com's software products are integrated into its hardware products. Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility and before general release to customers are capitalized, if material.

      GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies accounted for as purchase business combinations. P-Com adopted FAS 142 on January 1, 2002, and as a result, stopped recording goodwill amortization. P-Com periodically analyzes the carrying value of goodwill, and recorded $11.4 million of impairment charges in the fourth quarter of 2002 and $5.5 million of transitional impairment charges in the first quarter of the year ended December 31, 2002, representing the difference between the fair value of expected cash flows from the services business unit, and its book value.

      IMPAIRMENT OF LONG-LIVED ASSETS

In the event that facts and circumstances indicate that the long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required.

      COMPREHENSIVE INCOME (LOSS)

Under SFAS 130, Reporting Comprehensive Income, P-Com is required to display comprehensive income and its components as part of our full set of financial statements. The measurement and presentation of net income did not change. Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes certain changes in equity of P-Com that are excluded from net income. Specifically, SFAS 130 requires unrealized gains and losses on P-Com's foreign currency translation, that were reported separately in stockholders' equity, to be included in, accumulated other comprehensive income. Comprehensive income (loss) in 2002, 2001 and 2000 has been reflected in the Consolidated Statement of Stockholders' Equity and Comprehensive Loss.

      ACCOUNTING FOR STOCK-BASED COMPENSATION

P-Com accounts for stock-based employee compensation arrangements using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25") and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation ("FIN 44"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of its stock at the date of grant over the stock option exercise price. P-Com accounts for stock issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and Emerging Issues Task Force Consensus No. 96-18, Accounting for Equity Instruments that

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      ACCOUNTING FOR STOCK-BASED COMPENSATION (Continued)

are offered to other than employees for acquiring or in conjunction with selling goods or services ("EITF 96-18"). Under SFAS No. 123 and EITF 96-18, stock option awards issued to non-employees are accounted for at their fair value, determined using the Black-Scholes option pricing method. The fair value of each non-employee stock option or award is remeasured at each period end until a commitment date is reached, which is generally the vesting date.

      CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject P-Com to significant concentrations of credit risk consist principally of cash equivalents and trade accounts receivable. P-Com places its cash equivalents in a variety of financial instruments such as market rate accounts and United States Government agency debt securities. P-Com, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer.

To date, P-Com has sold most of its products in international markets. Sales to several customers have been denominated in British pounds sterling and Euro and, at December 31, 2002, 2001 and 2000, amounts due from these customers represented 29%, 59% and 48%, respectively, of accounts receivable. Any gains and/or losses incurred on the settlement of these receivables are included in the financial statements as they occur.

P-Com performs on-going credit evaluations of its customers' financial condition to determine the customer's credit worthiness. Sales are then generally made either on 30 to 90 day payment terms, COD or letters of credit. P-Com extends credit terms to international customers of up to 90 days, which is consistent with prevailing business practices.

At December 31, 2002 and 2001, approximately 43% and 56%, respectively, of trade accounts receivable represent amounts due from three customers, respectively. For the year ended December 31, 2002, 2001 and 2000, two, two and three customers accounted for 26%, 41%, and 62% of total sales respectively.

f.    RECENT ACCOUNTING PRONOUNCEMENTS


In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other matters, SFAS 145 rescinded SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt thereby eliminating the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions will be used to classify those gains and losses. SFAS 145 is effective for P-Com commencing January 1, 2003. The adoption of SFAS 145 will result in the reclassification of extraordinary gains on retirement of notes to interest expense.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f.    RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. P-Com believes that the adoption of this standard will have no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for P-Com's financial statements for the year ending December 31, 2003. The interim disclosure requirements are effective for interim periods commencing January 1, 2003. P-Com believes that the adoption of this standard will have no material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period commencing July 1, 2003. P-Com believes that the adoption of this standard will have no material impact on its financial statements.

In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption is not expected to have a material impact on P-Com's financial position and results of operations.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    CHANGE IN ACCOUNTING PRINCIPLE

      GOODWILL

Effective January 1, 2002, P-Com adopted Statements of Financial Accounting Standards Nos. 141 and 142 ("SFAS 141" and "SFAS 142"), Business Combinations and Goodwill and Other Intangible Assets, respectively. Pursuant to the impairment recognition provisions of SFAS 142, P-Com conducted an evaluation of the impact of adopting SFAS 142. Accordingly, under the transitional provisions of SFAS 142, a goodwill impairment loss of $5.5 million was recorded related to P-Com's services segment during the first quarter of 2002, representing the difference between the fair value of expected cash flows from the services business unit, and its book value. The fair value of the services segment was estimated using a discounted cash flows model over a four-year period from 2002 to 2005. A residual value was calculated assuming that the services business unit will continue as a going concern beyond the discrete projected period. A discount factor of 25% was used to compute the present value of expected future cash flows. The residual of the goodwill balance amount of $11.4 million was also assessed to be impaired in the fourth quarter of 2002, and a charge was recorded for the same amount.

The following sets forth a reconciliation of net loss and loss per share information for the year ended December 31, 2002, 2001 and 2000 as adjusted for the non-amortization provisions of SFAS 142 (in thousands, except per share amounts):

                                              For the year ended December 31,
                                           ------------------------------------
                                             2002          2001          2000
                                           --------      --------      --------
Reported net loss ....................     $(54,306)     $(75,538)     $(69,949)
  Add back: Goodwill amortization ....           --         2,411      $  4,147
                                           --------      --------      --------
Adjusted net loss ....................      (54,306)      (73,127)      (65,802)
                                           --------      --------      --------
Basic and diluted loss per share
Reported net loss ....................     $  (2.13)     $  (4.56)     $  (4.48)
  Add back: Goodwill amortization ....           --          0.15          0.27
                                           --------      --------      --------
Adjusted net loss ....................     $  (2.13)     $  (4.42)     $  (4.22)
                                           ========      ========      ========

Weighted average number of shares ....       25,546        16,551        15,600
                                           ========      ========      ========

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    CHANGE IN ACCOUNTING PRINCIPLE (Continued)

Changes in the carrying amount of goodwill for the year ended December 31, 2002, 2001 and 2000 are as follows (in $000):

                                           2002           2001           2000
                                         --------       --------       --------
Balance at January 1, .............      $ 16,909       $ 24,941       $ 44,088
Goodwill amortization expense .....            --         (2,411)        (4,147)
Transition impairment .............        (5,500)            --             --
Impairment charge .................       (11,409)        (5,621)       (15,000)
                                         --------       --------       --------
Balance at December 31, ...........      $     --       $ 16,909       $ 24,941
                                         ========       ========       ========

3.    CHANGE IN ACCOUNTING PRINCIPLE

      REVENUE RECOGNITION

Effective January 1, 2000, P-Com revised its method of accounting associated with revenue recognition for sales of equipment as a result of the adoption of Staff Accounting Bulletin ("SAB") No. 101 Revenue Recognition in Financial Statements. P-Com previously recognized revenue upon shipment of product, provided no significant obligations remained and collection was probable. This policy was changed to recognition upon transfer of title and risk of loss, which is generally upon shipment of the product provided no significant obligations remain and collection is probable. In accordance with SAB No. 101, P-Com has recorded a non-cash charge of approximately $1.5 million ($1.5 million, after tax) on January 1, 2000 to account for the cumulative effect of this change in method of accounting.

The cumulative effect of this change in method of accounting primarily resulted from one contract where revenue had historically been recognized upon shipment, however, under the terms of the underlying contract, title did not transfer until subsequent receipt of payment. Under P-Com's revised revenue recognition method, revenue relating to such sales is deferred until title transfers. Primarily as a result of this, approximately $12.0 million in revenue and $10.5 million in related costs originally recognized in 1999 were deferred and re-recognized in the first quarter of 2000.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    BALANCE SHEET COMPONENTS

Inventory consists of the following (in thousands of dollars):

                                                    As of December 31,
                                          -------------------------------------
                                            2002           2001          2000
                                          --------       --------       -------
Raw materials ......................      $ 36,599       $ 37,829        36,366
Work-in-process ....................         3,921         11,912        20,757
Finished goods .....................        11,190         18,213        22,637
Inventory at customer sites ........           290          1,035         6,550
                                          --------       --------       -------
                                            52,000         68,989        86,310
Less: Inventory reserves ...........       (39,567)       (38,597)      (25,990)
                                          --------       --------       -------
                                            12,433         30,392        60,320
                                          ========       ========       =======

Property and equipment consists of the following (in thousands of dollars):

                                                                            As of December 31,
                                                                -------------------------------------
                                   Useful life                   2002           2001           2000
                                   -----------                  -------        -------        -------
Tooling and test equipment......   3 - 5 years                  $32,658        $33,057        $37,545
Computer equipment..............   3 years                        8,033          7,979         11,809
Furniture and fixtures..........   5 years                        2,682          3,140          3,822
Land and buildings and leasehold
improvements....................   5 to 7, and 33 years           1,754          2,293          2,863
Construction in process.........                                    118            799             --
                                                                -------        -------        -------
                                                                 45,245         47,268         56,039
Less: Accumulated depreciation and amortization...............  (34,734)       (30,672)       (35,069)
                                                                -------        -------        -------
                                                                $10,511        $16,596        $20,970
                                                                =======        =======        =======

The above amounts include items under capital leases and related accumulated amortization of $6,990 and $3,370 at December 31, 2002, $7,158 and $1,979 at December 31, 2001, and $3,634 and $974 at December 31, 2000, respectively.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    BALANCE SHEET COMPONENTS (Continued)

Goodwill and other assets consist of the following (in thousands):

                                                         As of December 31,
                                                 ----------------------------------
                                                   2002         2001         2000
                                                 --------     --------     --------
Goodwill:
CSM(P-Com Network Services, Inc.) ...........    $ 22,295     $ 22,295     $ 22,295
Cylink ......................................      34,261       34,261       34,261
                                                 --------     --------     --------
                                                   56,556       56,556       56,556
Less: Accumulated amortization and impairment     (56,556)     (39,647)     (31,615)
                                                 --------     --------     --------
Net goodwill ................................          --       16,909       24,941
Other assets ................................         381          602          510
                                                 --------     --------     --------
                                                 $    381     $ 17,511     $ 25,451
                                                 ========     ========     ========

In 2002, management reviewed the carrying value of the goodwill related to the service business line. Based upon its assessment of future cash flows estimated to be provided by the business line, the carrying value of the goodwill of $16.9 million was assessed as impaired and a charge for the full amount was recorded.

In 2001 and 2000, management reviewed the carrying value of the goodwill related to the business line acquired from Cylink Wireless Group in 1998. Based on the changes to the forecasted future cash flows and the replacement of the Cylink spread spectrum products with the AirPro Gold line, it was determined that the residual goodwill arising from the Cylink Wireless Group acquisition was impaired and recorded a $5.6 million charge in 2001, and a $15 million charge in 2000.

Other accrued liabilities consist of the following (in thousands):


                                                        As of December 31,
                                                   -----------------------------
                                                    2002       2001       2000
                                                   -------    -------    -------

Purchase commitment ...........................    $ 2,195    $10,002    $ 6,687
Deferred revenue ..............................        290      2,280     11,920
Accrued employee benefits .....................        860      1,013      1,678
Accrued warranty(b) ...........................        936      2,843      6,323
Income taxes payable ..........................         64        281      1,566
Lease obligations .............................        435      2,095      1,428
Senior subordinated secured promissory note(a)         202         --         --
Interest payable ..............................        276        208        208
Other .........................................      1,516      2,516      3,389
                                                   -------    -------    -------
                                                   $ 6,774    $21,238    $33,199
                                                   =======    =======    =======

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    BALANCE SHEET COMPONENTS (Continued)

(a) In lieu of the interest payment on the 4.25% Convertible Subordinated Notes that were due on November 1, 2002, P-Com issued the Senior Subordinated Secured Promissory Note to a note holder. The Senior Subordinated Secured Promissory Note bears interest at 7% per annum, and matures on May 1, 2003. After maturity, interest shall accrue at the rate of 9% per annum. The Senior Subordinated Secured Promissory Note is secured against certain property and equipment.

(b) A summary of product warranty reserve activity is as follows (in thousands):

                                                                          2002
                                                                        -------
Balance at January 1, ......................................            $ 2,843
Additions relating to products sold ........................                430
Payments ...................................................             (2,337)
                                                                        -------
Balance at December 31, ....................................            $   936
                                                                        =======

Deferred contract obligations

Under a joint license and development contract, P-Com determined that a related Original Equipment Manufacturer agreement provided for subsequent payments of $8.0 million specifically earmarked for marketing our products manufactured under this joint license and development contract. As of December 31, 2002 and 2001, payment obligations of $8.0 million under this contract remained outstanding, and P-Com has in February 2003 written to contest the amount claimed by the vendor.

Other long-term liabilities consist of the following (in thousands):

                                                          December 31,
                                                --------------------------------
                                                 2002         2001         2000
                                                ------         ----         ----
Capital lease obligations .............         $2,076         $680         $703
Other .................................             --           --          104
                                                ------         ----         ----
                                                $2,076         $680         $807
                                                ======         ====         ====

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    BORROWING ARRANGEMENTS

On September 20, 2002, P-Com and Silicon Valley Bank entered into a Loan and Security Agreement for a $1 million borrowing line based on domestic receivables, and a Loan and Security Agreement under the Export-Import ("EXIM") program for a $4.0 million borrowing line based on export related inventories and receivables (together, the "Agreements"). Silicon Valley Bank makes cash advances equal to 70% of eligible accounts receivable balances for both the EXIM program and domestic lines, and up to $1.2 million for eligible inventories under the EXIM program. Advances under these Agreements bear interest at the bank's prime rate plus 2.5% per annum. The Agreements expire on September 20, 2003, and are secured by all receivables, deposit accounts, general intangibles, investment properties, inventories, cash, property, plant and equipment of P-Com. P-Com had also issued a $4 million secured promissory note underlying these Agreements to Silicon Valley Bank. These Agreements supersede the Accounts Receivable Purchase Agreement dated June 26, 2002. As of December 31, 2002, the loan amount payable to Silicon Valley Bank under these Agreements aggregated $2.9 million. P-Com is not in compliance with the Agreements' revenue and minimum tangible net worth covenants as of December 31, 2002, and has on March 4, 2003 received a limited waiver from Silicon Valley Bank for the designated revenue default, and a limited forbearance from exercising its rights and remedies arising from the tangible net worth default until the earlier of (i) March 15, 2003, or (ii) the occurrence of an event of default.

On March 24, 2003, P-Com received a waiver from Silicon Valley Bank of the non-compliance with the minimum tangible net worth covenant as of December 31, 2002, and the cross default arising from the non-compliance. P-Com also received from Silicon Valley Bank in the same waiver agreement a limited forbearance from exercising its rights and remedies arising from P-Com's non-compliance with the tangible net worth covenant as of January 31, 2003; until the earlier of (i) April 15, 2003, or (ii) the occurrence of an event of default other than the January 2003 default. Under the terms of the forbearance, Silicon Valley Bank reserved its right to immediately cease extending credit without further notice, and the right, in its discretion, to have the outstanding debt obligations bear interest at the default rate of interest, which includes an additional 4% penalty charge.

On March 29, 2001, P-Com and Foothill Capital Corporation entered into a Loan and Security Agreement with a borrowing capacity of up to $25.0 million. The Loan and Security Agreement was to mature in March 2004. Borrowings under the Loan and Security Agreement were limited to 85% of eligible accounts receivable. At December 31, 2002, there were no outstanding borrowings under the Loan and Security Agreement. P-Com was not in compliance with certain financial covenants in this Loan and Security Agreement as of December 31, 2001. The Loan and Security Agreement was terminated on February 6, 2002.

In January 2000, P-Com entered into a secured line-of-credit agreement for $12.0 million. The line matured and was repaid in full on January 31, 2001. Borrowings under the line bore interest at the greater of prime rate plus 2% (8% per annum at December 31, 2000). In connection with the loan agreement, P-Com issued the lender warrants to purchase 200,000 shares of common stock at $5.71 per share. The warrants are fully exercisable, are subject to anti-dilution clauses and expire on January 31, 2005. P-Com recorded a discount to amounts recorded under the loan agreement of approximately $2.0 million, which represented the estimated fair value of the warrants. Such discount was amortized to interest expense over the term of the loan resulting in $159,000 and $1,745,0000 of interest expense in 2001 and 2000, respectively.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    BORROWING ARRANGEMENTS (Continued)

On November 5, 1997, P-Com issued $100 million in 4.25% Convertible Subordinated Notes due November 1, 2002. The 4.25% Convertible Subordinated Notes were convertible at the option of the holder into shares of P-Com common stock at an initial conversion price of $27.46 per share and at $24.73 per share subsequent to October 2000. Interest on the 4.25% Convertible Subordinated Notes is paid semi-annually on May 1 and November 1 of each year. In 2002, 2000 and 1999, P-Com issued common stock in exchange for a portion of these 4.25% Convertible Subordinated Notes and recorded extraordinary gains as noted below. P-Com has restructured the repayment of the 4.25% Convertible Subordinated Notes. As part of the restructuring, P-Com, on November 1,2002 issued $22,390,000 aggregate face value of 7% Convertible Subordinated Notes due November 1, 2005, in exchange for the same amount of 4.25% Convertible Subordinated Notes. The 7% Convertible Subordinated Notes are convertible to P-Com's common stock at $2.10 per share, subject to adjustment.

A summary of Convertible Subordinated Notes activity is as follows:

                                                                                        Gain on
                                                                          Shares     conversion
                                                              Amount      issued  or Redemption
                                                              ------      ------  -------------
                                                                      (Thousands)  (Millions)
Issuance of $100 million in Convertible Subordinate Notes
   in November 1997 .....................................      $ 100          --       $--
                                                               -----       -----       ---

Balance at December 31, 1997 ............................        100          --        --
Conversion of Notes in December 1998 ....................        (14)        493         5
                                                               -----       -----       ---
Balance at December 31, 1998 ............................         86         493         5
Conversion of Notes in January and February 1999 ........        (26)        562         7
Conversion of Notes in December 1999 ....................        (24)        472         6
                                                               -----       -----       ---
Balance at December 31, 1999 ............................         36       1,527        18
Conversion of Notes in January 2000 .....................         (7)        135         2
                                                               -----       -----       ---
Balance at December 31, 2000 and 2001 ...................         29       1,662        20
Conversion of Notes in May and July 2002 ................         (3)      1,367        --
Redemption of Notes in June and November 2002 ...........         (4)         --         1
                                                               -----       -----       ---
Balance at December 31, 2002 ............................      $  22       3,029       $21
                                                               =====       =====       ===

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. CAPITAL STOCK

The authorized capital stock of P-Com consists of 69 million shares of common stock, $0.0001 par value (the "Common Stock"), and 2 million shares of preferred stock, $0.0001 par value (the "Preferred Stock"), including 500,000 shares of which have been designated Series A Junior Participating Preferred Stock (the "Series A") pursuant to the Stockholder Rights Agreement (see discussion below).

PREFERRED STOCK

The Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the holders of Common Stock.

COMMON STOCK

In June 2002, P-Com sold approximately 11,464,000 shares of unregistered Common Stock at a per share price of $0.70, for an aggregate net proceeds of approximately $7.3 million. In December 2002, P-Com sold approximately 3,333,333 shares of unregistered Common Stock at a per share price of $0.15, for an aggregate net proceeds of approximately $0.4 million. The shares have subsequently been registered for resale.

In July 2001, P-Com issued approximately 759,600 shares of unregistered Common Stock at a per share price of $3.95, for aggregate proceeds of $3.0 million.

In January 2000, P-Com sold approximately 1,506,200 shares of Common Stock at a per share price of $28.55, for an aggregate purchase price of $43.0 million. The shares were subsequently registered for resale in October 2000. As a result of the late registration of these shares, P-Com was required to issue the holders warrants to purchase 271,600 shares of Common Stock at an exercise price of $19.00 per share.

In August 2000, P-Com sold 600,000 shares of unregistered Common Stock at a per share price of $30.55, for an aggregate purchase price of $18.2 million. The shares have subsequently been registered for resale.

At December 31, 2002, P-Com had 6,113,000 shares of Common Stock reserved for issuance of warrants and options.

COMMON STOCK WARRANTS

As a result of the issuance of the Common Stock in May 2002 as part of vendor settlements, the issuance of the Common Stock in June 2002 and December 2002 for cash, the restructuring of the conversion price of the 4.25% Convertible Subordinated Notes in November 2002, and warrants issued to Silicon Valley Bank in May 2002 and September 2002, the warrant exercise price and number of shares issuable mentioned below were adjusted in accordance with the formula contained in the anti-dilution clauses of the warrants.

In March 2002, P-Com issued warrants to purchase 600,000 shares of common stock to a consultant in connection with financial advisory services rendered. The warrants were valued using Black Scholes option pricing model. The fair value of $480,000 was expensed fully to general and administrative expense during the year ended December 31, 2002.

In September 2002, in conjunction with the bank line of credit, P-Com issued warrants to purchase 300,000 shares of common stock to Silicon Valley Bank. The warrants were valued Black Scholes option pricing model. The fair value of $64,000 was expensed fully during the year ended December 31, 2002.

                                   P-COM, INC.

6.    CAPITAL STOCK (Continued)


A summary of issued and outstanding warrants to purchase Common Stock is as follows:

                                                                             Old          New
                                                                        Exercise     Exercise
                                    Number  Anti-dilution                  Price        Price
                            (in thousands)    adjustments      Total        $            $
                            --------------    -----------      -----    --------     --------
June 1999 --issuance .......         248            603         851       15.00       4.38
August 1999 --issuance .....          36            104         140       25.00       6.43
January 2000 --issuance ....          88                         88       42.50      42.50
January 2000 --issuance ....          40             52          92       28.55      12.44
October 2000 --issuance ....         272                        272       19.00      19.00
October 2000 --exercise ....         (32)                       (32)      19.00      19.00
March 2002 --issuance ......         600                        600        1.02       1.02
September 2002 --issuance ..         300                        300        0.72       0.72
December 2002 --issuance ...         750                        750        0.30       0.30
                                   -----           ----       ----
Balance at December 31, 2002       2,302            759       3,061
                                   =====           ====       ====


STOCKHOLDER RIGHTS AGREEMENT

On September 26, 1997, the Board of Directors of P-Com adopted a Stockholder Rights Agreement (the "Rights Agreement"). Pursuant to the Rights Agreement, Rights (the "Rights") were distributed as a dividend on each outstanding share of its Common Stock held by stockholders of record as of the close of business on November 3, 1997. Each Right will entitle stockholders to buy Series A Preferred at an exercise price of $125.00 upon certain events. The Rights will expire ten years from the date of the Rights Agreement.

In general, the Rights will be exercisable only if a person or group acquires 15% or more of P-Com's Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of P-Com's Common Stock. In the case of the State of Wisconsin Investment Board, Firsthand Capital Management, Alpha Capital and StoneStreet Limited Partnership the threshold figure is 20% rather than 15%. If, after the Rights become exercisable, P-Com is acquired in a merger or other business combination transaction, or sells 50% or more of its assets or earning power, each unexercised Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price. At any time within ten days after the public announcement that a person or group has acquired beneficial ownership of 15% or more of P-Com's Common Stock, the Board, in its sole discretion, may redeem the Rights for $0.0001 per Right.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.    EMPLOYEE BENEFIT PLANS

      STOCK OPTION PLANS

On January 11, 1995, P-Com's Board of Directors adopted the 1995 Stock Option/Stock Issuance Plan (the "1995 Plan") as a successor to its 1992 Stock Option Plan (the "1992 Plan").

The 1995 Plan authorizes the issuance of up to 2,986,892 shares of Common Stock as of December 31, 2002.

The 1995 Plan contains three equity incentive programs: a Discretionary Option Grant Program, and a Stock Issuance Program for officers and employees of P-Com and independent consultants and advisors to P-Com and an Automatic Option Grant Program for non-employee members of its Board of Directors.

Options under the Discretionary Option Grant Program may be granted at not less than 100% of the fair market value per share of common stock on the grant date with exercise periods not to exceed ten years. The plan administrator is authorized to issue tandem stock appreciation rights and limited stock appreciation rights in connection with the option grants.

The Stock Issuance Program provides for the sale of common stock at a price not less than 100% of fair market value. Shares may also be issued solely for services. The administrator has discretion as to vesting provisions, including accelerations, and may institute a loan program to assist participants with financing stock purchases. The program also provides certain alternatives to satisfy tax liabilities incurred by participants in connection with the program.

Under the Automatic Option Grant Program, as amended, participants will automatically receive an option to purchase 8,000 shares of common stock upon initially joining the Board of Directors and will receive an additional automatic grant each year at each annual stockholders' meeting for 800 shares. Each option will have an exercise price per share equal to 100% of the fair market value of the common stock on the grant date. The shares subject to each such initial grant shall vest, in a series of eight equal quarterly installments upon the optionee's completion of each three months of continued service as a board member over the 24-month period measured from the option grant date. The shares, which are subject to the annual 800 share option, are fully vested at the grant date.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


7.    EMPLOYEE BENEFIT PLANS (Continued)


The following table summarizes stock option activity under P-Com's 1995 Plan (in thousands, except per share amounts):

                                                2002                  2001                 2000
                                          ----------------     ----------------     -----------------
                                          Shares     Price     Shares     Price     Shares      Price
                                          ------     -----     ------     -----     ------      -----
Outstanding at beginning of year .....     1,436     $29.21     1,523     $33.10     1,327     $31.80
  Granted ............................     2,046       1.01       336      11.55       888      33.55
  Exercised ..........................        --         --        --         --      (295)     27.50
  Canceled ...........................      (430)     16.82      (423)     28.80      (397)     34.00
                                          ------               ------               ------
Outstanding at end of year ...........     3,052      12.05     1,436      29.20     1,523      33.10
                                          ======               ======               ======

Options exercisable at year-end ......     1,190      24.53       734      36.10       522      37.45
                                          ======               ======               ======

Weighted-average fair value of options
  granted during the year ............    $ 0.77               $10.15               $26.60
                                          ======               ======               ======

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002 (in thousands, except per share amounts):

                                                                              Options Outstanding               Options Exercisable
                                                                      ------------------------------------     ---------------------
Range of Exercise Prices                                              Shares      Weighted-      Weighted-     Shares      Weighted-
------------------------                                              ------        Average        Average     ------        Average
                                                                                  Remaining       Exercise                  Exercise
                                                                                       Life          Price                     Price
                                                                                 (in Years)         ------                    ------
                                                                                 ----------
$ 0.37 -  14.38.................................................       2,040           7.18         $ 1.52        382         $ 2.42
 15.00 -  23.75.................................................         403           6.72          17.21        311          17.27
 25.00 -  29.06.................................................         186           6.78          28.37        137          28.46
 31.56 -  36.25.................................................         202           6.64          34.15        151          34.20
 41.25 -  49.69.................................................          97           3.64          47.19         97          47.19
 66.25 -  68.75.................................................          51           6.63          66.79         39          66.90
 86.25 - 105.45.................................................          73           4.67          91.12         73          91.12
                                                                       -----          -----         ------      -----         ------
                                                                       3,052           6.87         $12.05      1,190         $24.53
                                                                       =====          =====         ======      =====         ======

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


      EMPLOYEE STOCK PURCHASE PLAN


On January 11, 1995, P-Com's Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), which was approved by stockholders in February 1995. The Purchase Plan permits eligible employees to purchase Common Stock at a discount through payroll deductions during successive offering periods with a maximum duration of 24 months. Each offering period shall be divided into consecutive semi-annual purchase periods. The price at which the Common Stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the offering period or the last day of the purchase period, whichever is lower. A total of 300,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. Awards and terms are established by P-Com's Board of Directors. The Purchase Plan may be canceled at any time at the discretion of its Board of Directors prior to its expiration in January 2005. Under the Plan, P-Com sold approximately 27,000, 79,000, and 78,000, shares in 2002, 2001, and 2000, respectively. The Board of Directors suspended the plan in January 2002.

Because P-Com has adopted the disclosure-only provision of SFAS No. 123, no compensation expense has been recognized for its stock option plan or for its stock purchase plan. Had compensation costs for its two stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of SFAS 123, P-Com's net loss and net loss per share would have been reduced to the pro forma amounts indicated as follows:

                                               2002        2001        2000
                                               ----        ----        ----
Net loss applicable to common stockholders
    As reported ..........................   $(54,306)   $(75,538)   $(69,949)
  Pro forma ..............................   $(57,054)   $(81,676)   $(78,219)
Net loss per share
  As reported --Basic and Diluted ........   $  (2.13)   $  (4.55)   $  (4.50)
  Pro forma --Basic and Diluted ..........   $  (2.23)   $  (4.93)   $  (5.01)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2002, 2001, and 2000, respectively: expected volatility of 158%, 125%, and 95%; weighted-average risk-free interest rates of 3.1%, 4.1%, and 6.2%; weighted-average expected lives of 4.0, 3.5, and 3.7; respectively, and a zero dividend yield.

The fair value of the employees' stock purchase rights was estimated using the Black-Scholes model with the following assumptions for 2002, 2001, and 2000, respectively: expected volatility of 197%, 157%, and 95% weighted-average risk-free interest rates of 1.7%, 3.5%, and 6.2%, weighted-average expected lives of 0.5, 0.5, and 0.5 years and a dividend yield of zero. The weighted-average fair value of those purchase rights granted in 2002, 2001, and 2000 was $0.83, $5.47, and $6.03, respectively.

      401(K) PLAN

P-Com sponsors a 401(k) Plan (the "401(k) Plan") which provides tax-deferred salary deductions for eligible employees. Employees may contribute up to 15% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The 401(k) Plan permits, but does not require, P-Com to make matching contributions. To date, no matching contributions have been made.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.    RESTRUCTURING AND OTHER CHARGES

In the fourth quarter of 2002, P-Com recorded a $5.8 million inventory related charge to product cost of sales. P-Com determined that there was a need to reevaluate its inventory carrying value in the light of the continuing world wide slowdown in the global telecommunications market, especially with regard to an assessment of future demand for the point-to-multipoint product range, and this resulted in a $5.0 million charge to product cost of sales for point-to-multipoint inventories, and a $0.8 million charge for spread spectrum inventories.

In the first quarter of 2001, P-Com recorded a $10.0 million inventory related charge to product cost of sales, and incurred an $11.6 million receivable valuation charge included in general and administrative expenses, as a result of the bankruptcy of a major customer. In the third quarter of 2001, P-Com determined that there was a need to reevaluate its inventory carrying value in the light of the significant slowdown in the global telecommunications market and the phasing out of and replacement of current product designs. The evaluation included an assessment of future demand for certain of its lower speed and lower frequency Tel-Link point-to-point products, and resulted in total charges to product cost of sales of approximately $18.0 million in the quarter. A further $2.0 million was charged to product cost of sales in the fourth quarter of 2001.

In the second quarter of 2000, P-Com determined that there was a need to reevaluate its inventory levels and related accrued liabilities in light of recent changes in product and customer mix. The evaluation was prompted by a change in customer mix away from the United Kingdom and other European markets and toward the United States market, and the resulting anticipated decrease in demand for certain of its lower speed and lower frequency Tel-Link point-to-point products, and resulted in total charges of approximately $21.7 million during the second quarter of 2000. These charges consisted of increases to inventory reserve of approximately $17.4 million and accrued liabilities of approximately $4.3 million, both relating to its product segment. In addition, P-Com performed a review of the carrying value and remaining life of long-lived assets associated with its product segment and recorded write-downs of approximately $15.0 million of goodwill and an approximately $9.9 million write-off of deferred tax assets in 2000.

The increase in inventory reserves and related purchases liabilities was charged to product cost of sales in the second quarter of 2000. Of the $17.0 million charge for additional reserves, $15.4 million related to the aforementioned Tel-Link point-to-point product line. An additional reserve of approximately $1.0 million was added in the second quarter of 2000 to adjust the carrying value of certain modules of the point-to-multipoint radio line.

9.    SALES AND PROPERTY AND EQUIPMENT BY GEOGRAPHIC REGION

The allocation of sales by geographic customer destination and property, plant and equipment, net are as follows (in thousands):

                            % of total          2002          2001          2000
                              for 2002          ----          ---           ----
                              --------
North America ...........         10%        $ 2,949      $ 16,151      $ 80,147
United Kingdom ..........         20%          5,894        32,361        57,061
Europe ..................         15%          4,487         2,289        18,135
Asia ....................         51%         15,018        16,495         8,637
Other Geographic
Regions .................          5%          1,338         5,940        19,626
                                 ---         -------      --------      --------
                                 100%        $29,686      $ 73,236      $183,606
                                 ===         =======      ========      ========

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9.    SALES AND PROPERTY AND EQUIPMENT BY GEOGRAPHIC REGION (Continued)


                                                  2002         2001         2000
                                                  ----         ----         ----
Property, plant and equipment, net
  United States .........................      $ 9,060      $14,848      $18,266
  United Kingdom ........................          109          345        1,234
  Italy .................................        1,332        1,388        1,349
  Other geographic regions ..............           10           15          121
                                               -------      -------      -------
  Total .................................      $10,511      $16,596      $20,970
                                               =======      =======      =======

10.   NET LOSS PER SHARE

For purposes of computing diluted net loss per share, weighted average common share equivalents do not include stock options with an exercise price that exceeds the average fair market value of its Common Stock for the period because the effect would be antidilutive. Also, because losses were incurred in the years 2002, 2001, and 2000, all options, warrants, and convertible notes are excluded from the computations of diluted net loss per share because they are antidilutive.

11.   INCOME TAXES

Loss before discontinued operations, extraordinary items, income taxes and cumulative effect of accounting change consists of the following (in thousands):

                                              Year Ended December 31,
                                   ---------------------------------------------
                                       2002              2001              2000
                                       ----              ----              ----

Domestic .................         $(46,086)         $(76,919)         $(58,653)
Foreign ..................             (299)              974               346
                                   --------          --------          --------
                                   $(46,385)         $(75,945)         $(58,307)
                                   ========          ========          ========

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   INCOME TAXES (continued)

The provision (benefit) for income taxes consists of the following (in thousands):

                                        2002              2001              2000
                                       -----           -------           -------

Current:
  Federal ...................          $(503)          $(1,131)          $    --
  State .....................             --                13                --
  Foreign ...................             33               543             1,282
                                       -----           -------           -------
                                        (470)             (575)            1,282
                                       -----           -------           -------
Deferred:
  Federal ...................             --                --             8,792
  State .....................             --                --             1,066
                                       -----           -------           -------
                                          --                --             9,858
                                       -----           -------           -------
  Total .....................          $(470)          $  (575)          $11,140
                                       =====           =======           =======

Deferred tax assets consist of the following (in thousands):

                                                        December 31,
                                           -------------------------------------
                                                2002          2001         2000
                                                ----          ----         ----

Net operating loss carryforwards ......    $  80,082     $  70,810     $ 54,663
Credit carryforwards ..................       11,183        10,267        4,302
Intangible assets .....................        9,765        13,235       12,177
Credit carryforwards ..................       20,614        22,353       18,412
Intangible assets .....................      121,644       116,665       89,554
Valuation allowance ...................     (121,644)     (116,665)     (89,554)
                                           ---------     ---------     --------
Net deferred tax asset ................    $      --     $      --     $     --
                                           =========     =========     ========

For federal and state tax purposes, a portion of P-Com's net operating loss carry forwards may be subject to certain limitations on utilization in case of change in ownership as defined by federal and state tax law.

Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. In addition, future tax benefits, such as net operating loss carry forwards, are recognized to the extent that realization of such benefits is more likely than not. P-Com has assessed its ability to realize future tax benefits, and concluded that as a result of the history of losses, it was more likely than not, that such benefits would not be realized. Accordingly, P-Com has recorded a full valuation allowance against future tax benefits.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   INCOME TAXES (continued)

As of December 31, 2002, P-Com had a federal net operating loss carryforward of approximately $220,000,000. If not utilized, the losses will begin to expire in 2017.

Reconciliation of the statutory federal income tax rate to its effective tax rate is as follows:

                                                    2002       2001       2000
                                                    ----       ----       ----

U.S. federal statutory rate ...................     35.0%      35.0%      35.0%
State income taxes, net of federal tax benefit       0.0        0.0        0.0
Change in valuation allowance .................      0.0        0.0      (17.9)
Foreign income taxes at different rate ........      0.5       (0.7)      (2.3)
Net operating loss ............................    (35.0)     (35.0)     (35.0)
Other, net ....................................     (1.4)       0.0        0.0
                                                  ------     ------     ------
                                                    (0.9)%     (0.7)%    (20.2)%
                                                  ======     ======     ======

12.   ACQUISITIONS AND DIVESTITURES

a. On March 28, 1998, P-Com acquired substantially all of the assets, and on April 1, 1998, the accounts receivable of the Wireless Communications Group of Cylink Corporation ("Cylink Wireless Group"), a Sunnyvale, California-based company, for $46.0 million in cash and $14.5 million in a short-term note, non-interest bearing unsecured subordinated promissory note due July 6, 1998. The Cylink Wireless Group designs, manufactures and markets spread spectrum radio products for voice and data applications in both domestic and international markets. P-Com accounted for this acquisition as a purchase business combination. The results of the Cylink Wireless Group were included from the date of acquisition.

During 1998, P-Com acquired the remaining interest in Geritel and the assets of Cemetel S.r.l., a service company located in Carsoli, Italy. These acquisitions were not material to the consolidated financial statements or the results of operations of P-Com.

On February 24, 1997, P-Com acquired 100% of the outstanding stock of Technosystem, for aggregate payments of $3.3 million and the assumption of long-term debt of approximately $12.7 million in addition to other liabilities. P-Com initially paid $2.6 million in cash, and an additional payment of $0.7 million was made on March 31, 1998. Technosystem designs, manufactures and markets equipment for transmitters and transponders for television and radio broadcasting. In 1999, P-Com announced its intention to dispose of Technosystem and completed its disposition in 2000.

On March 7, 1997, P-Com acquired substantially all of the assets of Columbia Spectrum Management, L.P., a Vienna, Virginia-based company, for $7.8 million in cash and 797,000 shares of Common Stock valued at approximately $14.5 million. Columbia Spectrum Management, L.P. provides turnkey relocation services for microwave paths over spectrum allocated by the Federal Communications Commission for personal communications services and other emerging technologies.

                                   P-COM, INC.

12.   ACQUISITIONS AND DIVESTITURES (Continued)


P-Com accounted for its acquisitions of Technosystem and Columbia Spectrum Management, L.P. based on the purchase method of accounting. The results of these acquired entities are included from the date of acquisition. Goodwill and other intangible assets recorded as a result of the purchase of Columbia Spectrum Management, L.P. and Technosystem are being amortized over twenty and ten years, respectively, using the straight-line method.

On May 29, 1997, P-Com acquired all of the outstanding shares of capital stock of Control Resources Corporation, a provider of integrated network access devices to network service providers, in exchange for 1,503,000 shares of P-Com's Common Stock.

On November 27, 1997, P-Com acquired all of the outstanding shares of capital stock of RT Masts Limited and Telematics in exchange for 766,000 and 248,000 shares of its Common Stock, respectively. RT Masts Limited, located in Wellingborough, Northhamptonshire, U.K. and Telematics, located in Herndon, Virginia, supply, install and maintain telecommunications systems and structure including antennas covering high frequency, medium frequency and microwave systems.

P-Com accounted for its acquisitions of Control Resources Corporation, RT Masts Limited and Telematics as pooling-of-interests.

In February 2000, P-Com completed the divestiture of two Italian subsidiaries, Technosystem, S.p.A. and Cemetel S.r.L., resulting in additional losses for the first quarter of 2000 of approximately $4.0 million and $3.5 million, respectively.

In April 2000, P-Com sold Control Resources Corporation resulting in a gain of approximately $2.6 million.

On February 7, 2001, P-Com sold RT Masts Limited, to SpectraSite Transco, for approximately $12.0 million in cash, an additional $750,000 in a 6-month escrow account, and a $750,000 note receivable due in 2008 with interest due annually at LIBOR, realizing a gain of $9.8 million on the transaction. RT Masts Limited was primarily engaged in providing site preparation, installation, and maintenance of wireless broadband radio systems for cell phone services providers in the United Kingdom. RT Masts Limited provided approximately $20.0 million in revenues to P-Com's consolidated operations in 2000 and has historically been included as a component of its service sales segment.

b.    Loss on discontinued operations

In August 1999, P-Com announced its intent to divest its broadcast equipment business, Technosystem, and concluded that a measurement date had occurred. Accordingly, beginning in the third quarter of 1999, this business was reported as a discontinued operation and the amounts presented for prior periods have been reclassified for appropriate comparability. Technosystem was divested in the first quarter of 2000. The additional loss of $4.0 million arising from divesting Technosystem was recorded as loss from discontinued operations in the Statement of Operations in the first quarter of 2000.

In the first quarter of 2003, P-Com committed to a plan to sell its services business, P-Com Network Services, Inc.. The service business consists of organizations primarily located in the United States, which provide comprehensive network services including system and program planning, and management, path design, and installation for the wireless communications market. Accordingly, this business is reported as a discontinued operation and the financial statement information related to this business has been presented on one line, titled "Loss on Discontinued Operations" in the Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000. On April 30, 2003, P-Com entered into an Asset Purchase Agreement with JKB Global, LLC to sell certain assets of P-Com Network Services, Inc. The total cash consideration was approximately $105,000, plus the assumption of certain liabilities.

                                   P-COM, INC.

12.   ACQUISITIONS AND DIVESTITURES (Continued)

Summarized results of the combined discontinued businesses are as follows (in thousands):

                                                   Year ended December 31,
                                          -------------------------------------
                                             2002           2001           2000
                                             ----           ----           ----
Sales ..............................      $ 3,337       $ 30,838       $ 50,795

Loss from operations ...............      $(4,284)      $   (211)      $ (4,321)
Provision for income taxes .........           --             --             --
                                          -------       --------       --------
Net loss ...........................      $(4,284)      $   (211)      $ (4,321)
                                          =======       ========       ========


The assets and liabilities of the discontinued operations consisted of the following (in thousands):


                                                               December 31,
                                                       --------------------------
                                                         2002      2001      2000
                                                         ----      ----      ----
Total assets related to discontinued operations
   Cash ............................................   $  342   $ 4,578   $ 1,787
  Accounts receivable ..............................      763     2,418    14,845
  Inventory ........................................    1,206     1,554     2,518
  Prepaid expenses and other assets ................       10       121       425
  Property plant and equipment .....................      529     1,031     2,196
  Other assets .....................................       73        73        97
                                                       ------   -------   -------
                                                       $2,923   $ 9,775   $21,868
                                                       ======   =======   =======

Total liabilities related to discontinued operations
  Accounts payable .................................   $  466   $   136   $ 6,020
  Other accrued liabilities ........................      315       618     2,663
  Loan payable to bank .............................      304        --        --
                                                       ------   -------   -------
                                                       $1,085   $   754   $ 8,683
                                                       ======   =======   =======

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.   COMMITMENTS

      OBLIGATIONS UNDER CAPITAL AND OPERATING LEASES

In August 1998, P-Com entered into a capital lease for equipment in the amount of $1,600 with interest accruing at the rate of 6.3% per annum. The lease is accounted for as a sale-leaseback transaction, which expires in January 2003. In 2000, P-Com entered into several capital leases for equipment in the amount of $1,869 with interest accruing at 11%. These leases expire in 2002. In 2001, P-Com entered into several capital leases for equipment in the amount of $3,212 with interest accruing at 11%. In 2002, P-Com entered into several capital leases for equipment in the amount of $459 with interest accruing at 7.25%. Future minimum lease payments required under these leases are as follows (in thousands):

Year Ending December 31,
------------------------

2003...................................................................    $827
2004...................................................................   2,129
                                                                         ------
Total minimum lease payments...........................................   2,956
Less: Amount representing interest.....................................    (444)
                                                                         ------
Present value of net minimum lease payments............................  $2,512
                                                                         ======

The present value of net minimum lease payments are reflected in the December 31, 2002 and 2001 balance sheets as a component of other accrued liabilities and other long-term liabilities of $2,512 and $2,775, respectively.

P-Com leases its facilities under non-cancelable operating leases, which expire at various times through 2008. The leases require P-Com to pay taxes, maintenance and repair costs. Future minimum lease payments under its non-cancelable operating leases at December 31, 2002 are as follows (in thousands):

Year Ending December 31,
------------------------

2003 ..................................................                  $ 3,001
2004 ..................................................                    3,215
2005 ..................................................                    3,091
2006 ..................................................                      482
2007 ..................................................                      402
Thereafter ............................................                       64
                                                                         -------
                                                                         $10,255
                                                                         =======

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      OBLIGATIONS UNDER CAPITAL AND OPERATING LEASES (CONTINUED)

During 2002, 2001, and 2000, the amount of rent expense incurred by P-Com under non-cancelable operating leases was $3,230, $4,196, and $3,180, respectively.

14.   CONTINGENCIES

In September and October 1998, several class action complaints were filed in the Superior Court of California, County of Santa Clara, on behalf of P-Com's stockholders who purchased or otherwise acquired its Common Stock between April 1997 and September 11, 1998. The plaintiffs alleged various state securities laws violations by P-Com and certain of its officers and directors. The complaints sought compensatory, punitive and other damages, attorneys' fees and injunctive and/or equitable relief.

On December 3, 1998, the Superior Court of California, County of Santa Clara, entered an order consolidating all of the above complaints. P-Com reached an agreement in principle on October 25, 2001 to settle the consolidated securities class action suit. On February 8, 2002, pursuant to that agreement in principle, the court entered final judgment approving the settlement. Under the terms of the settlement, all claims against P-Com and all other defendants were dismissed without admission of liability or wrong doing by any party. The $16.0 million settlement was funded entirely by its directors and officers liability insurance.

15.   SUPPLEMENTAL CASH FLOW INFORMATION

The following provides additional information concerning supplemental disclosure of cash flow activities.

                                                     Year Ended December 31,
                                                 -------------------------------
                                                    2002        2001        2000
                                                    ----        ----        ----

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes ................      $    --      $  353      $  435
                                                 =======      ======      ======
Cash paid for interest ....................      $ 1,829      $1,605      $2,725
                                                 =======      ======      ======

      NON-CASH TRANSACTIONS

During 2002 and 2001, $459 and $3,212 of fixed assets were acquired through the assumption of capital lease liabilities respectively.

During 2002 and 2000, P-Com issued shares of Common Stock in exchange for Convertible Subordinated Notes. In conjunction with these transactions, the Company recorded Convertible Subordinated Notes conversion expense of $711 for the year ended December 31, 2002, in accordance with FAS 84, and extraordinary gain of $1.4 million and $1.9 million for the year ended December 31, 2002 and December 31, 2000, respectively. See Note 5 for additional information.

During 2002, P-Com issued shares of Common Stock valued at $1.27 million in connection with various settlement payment to vendors. P-Com also issued warrants to purchase common stock to a consultant in lieu of services rendered, to Silicon Valley Bank for the bank line of credit, to investors in conjunction with the common stock issuances, and certain warrant holders anti-dilution adjustments.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.   RELATED PARTY TRANSACTIONS

In June 2002, P-Com paid $2.5 million in professional fees, and in March 2002 issued 600,000 common stock warrants at an exercise price of $1.02 per share, to Cagan McAfee Capital Partners in connection with services rendered for restructuring of the 4.25% Convertible Subordinated Notes, financial advisory services for arranging the Silicon Valley Bank line of credit and equity raising transactions, and retainer fees. Cagan McAfee Capital Partners invested in approximately 25% of the private equity placement of $8.25 million completed in June 2002. P-Com further paid consulting fees totaling approximately $264,000 in 2002 to Cagan McAfee Capital Partners.

Myntahl Corporation, an appointed distributor in China also invested approximately 13% of the private equity placement of $8.25 million completed in June 2002. P-Com further has sales of approximately $4.2 million to Myntahl, and paid approximately $0.5 million in commission and $0.2 million in consulting fees to Myntahl during the year ended December 31, 2002.

17.   SUBSEQUENT EVENTS

a. P-Com issued 2,100,000 common stock at $0.18 a share to an existing stockholder for cash in January 2003.

b. Effective March 10, 2003, P-Com's Common Stock was delisted by the Nasdaq SmallCap Market, and is now traded on the OTC Bulletin Board of the National Association of Securities Dealers, Inc., under the symbol PCOM.OB.

c. On March 26, 2003, P-Com issued $1.5 million 10% Convertible Bridge Notes, with maturity date of one year from the date of issuance. The 10% Convertible Bridge Notes are automatically convertible to common stock upon P-Com completing an additional $3 million minimum equity or equity-linked financing at a 10% or 20% premium to the face value of the 10% Convertible Bridge Notes, subject to the execution of certain financing transactions. The 10% Convertible Bridge Notes are subordinated to the existing secured bank line of credit, but senior to the $22.4 million outstanding 7% Convertible Subordinated Notes, due November 1, 2005.

d. P-Com issued 4,500,000 shares of its Common Stock to two outside consultants in April 2003 for investment banking advisory services and public and investor relations services.

e. On April 30, 2003, P-Com entered into an Asset Purchase Agreement with JKB Global, LLC to sell certain assets of P-Com Network Services, Inc. P-Com is a guarantor of P-Com Network Services, Inc.'s obligations under its premises lease, through July 2007. As part of the sale to JKB Global, LLC, JKB Global, LLC has agreed to sublet the premises from P-Com Network Services, Inc. for one year beginning May 1, 2003. The terms of the sublease required JKB Global, LLC to pay less than the total amount of rent due under the terms of the master lease. As a result, P-Com remained liable under the terms of the guaranty for the deficiency, and the total obligation under the terms of the master lease was approximately $1.5 million. This amount was accrued in the second quarter of 2003 as loss on disposal of discontinued operations. In September 2003, P-Com entered into an agreement to terminate the premises lease in consideration for the payment to the landlord of $240,000.

                                   P-COM, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


17.   SUBSEQUENT EVENTS (Continued)


f. In July 2003, P-Com closed an additional Bridge Notes financing, resulting in gross proceeds to P-Com of approximately $0.9 million. In connection with the Bridge Notes financing, P-Com loaned to SPEEDCOM $500,000 in the form of a two-year 10% note, which is convertible into Common Stock of SPEEDCOM.

g. On August 4, 2003, the principal amount and accrued interest of $21,138,000 due under the terms of the Convertible Subordinated Notes due 2005 converted into 1,000,000 shares of Series B Convertible Preferred Stock with a stated value of $21.138 per share. Each share of Series B Convertible Preferred Stock converts into Common Stock of P-Com at $0.20 per share. The Series B Convertible Preferred Stock contains certain provisions that may result in a mandatory cash redemption. As a result, P-Com will reflect the carrying value of these instruments as a mezzanine security outside of stockholders' equity. The holders of the Series B Convertible Preferred Stock have agreed to exercise their conversion options upon receipt of stockholder approval increasing the number of authorized shares of Common Stock to allow for conversion, and upon completion of an equity financing resulting in gross proceed to P-Com of at least $3.0 million.

                                   P-COM, INC.

                                   SCHEDULE II
 VALUATION AND QUALIFYING ACCOUNTS YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002
                                 (IN THOUSANDS)

                                    Balance at      Additions    Deductions    Balance at
                                     Beginning     Charged to          From   End of Year
                                       of Year      Statement      Reserves   -----------
                                       -------  of Operations      --------
                                                -------------
Allowance for doubtful accounts:
  Year ended December 31, 2000 ..     $14,899            696       (11,785)       3,810
  Year ended December 31, 2001 ..       3,810         11,837*      (14,567)       1,080
  Year ended December 31, 2002 ..       1,080            258          (959)         379
Inventory related reserves:
  Year ended December 31, 2000 ..     $16,180         17,361        (7,551)      25,990
  Year ended December 31, 2001 ..      25,990         30,000       (17,393)      38,597
  Year ended December 31, 2002 ..      38,597          5,770        (4,800)      39,567

*     $11.6 million was a direct result of the bankruptcy of Winstar.

                         PART I --FINANCIAL INFORMATION

                                     ITEM 1.
                                   P-COM, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            (In thousands, unaudited)


                                                   September 30,   December 31,
                                                      2003             2002
                                                    ---------       ---------
ASSETS                                                              (Restated)
Current assets:
   Cash and cash equivalents                        $   1,105       $     861
   Restricted cash                                         25             415
   Accounts receivable, net                             4,918           4,797
   Inventory                                            4,929          12,433
   Prepaid expenses and other assets                    2,463           3,402
   Assets of discontinued operation                        48           2,923
                                                    ---------       ---------
     Total current assets                              13,488          24,831
Property and equipment, net                             4,135          10,511
Loan to Speedcom                                        1,100              --
Other assets                                              279             381
                                                    ---------       ---------
     Total assets                                   $  19,002       $  35,723
                                                    =========       =========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
    Accounts payable                                $   4,441       $   8,144
   Other accrued liabilities                            8,417           6,774
   Deferred contract obligations                        8,000           8,000
   Loan payable to bank                                 2,220           2,604
   Convertible promissory notes                         2,237              --
   Liabilities of discontinued operation                  349           1,085
                                                    ---------       ---------
     Total current liabilities                         25,664          26,607
Convertible subordinated notes                             --          22,390
Other long-term liabilities                             1,804           2,076
                                                    ---------       ---------
     Total liabilities                                 27,468          51,073
                                                    ---------       ---------

Series B Preferred Stock                               11,626              --
                                                    ---------       ---------

Stockholders' equity (deficiency):
  Common Stock                                             16              16
  Additional paid-in capital                          335,550         333,740
  Accumulated deficit                                (355,766)       (348,766)
  Accumulated other comprehensive income (loss)           181            (340)
 Common stock held in treasury at cost                    (74)             --
                                                    ---------       ---------
   Total stockholders' equity (deficiency)            (20,092)        (15,350)
                                                    ---------       ---------
Total liabilities and stockholders' equity          $  19,002       $  35,723
                                                    =========       =========


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   P-COM, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                (In thousands, except per share data, unaudited)


                                                      Nine months ended September 30,
                                                           2003           2002
                                                         --------       --------
                                                                       (Restated)
    Sales                                                $ 15,151       $ 22,292
    Cost of sales                                          16,181         19,263
                                                         --------       --------
      Gross profit (loss)                                  (1,030)         3,029
                                                         --------       --------

   Operating expenses:
     Research and development/engineering                   4,805         10,266
     Selling and marketing                                  2,645          5,190
     General and administrative                             4,303          8,665
     Asset impairment and restructuring charges             3,712             --
                                                         --------       --------
   Total operating expenses                                15,465         24,121
                                                         --------       --------

Operating loss                                            (16,495)       (21,092)

Interest expense                                           (1,625)        (1,966)
Gain on debt extinguishment                                10,262          1,393
Other income (expense), net                                 3,117         (1,197)
                                                         --------       --------
Loss from continuing operations before
   loss from discontinued operations                       (4,741)       (22,862)
Loss from discontinued operations                          (2,258)        (3,860)
                                                         --------       --------
                                                           (6,999)       (26,722)
Cumulative effect of change in accounting principle            --         (5,500)
                                                         --------       --------
Net loss                                                 $ (6,999)      $(32,222)
                                                         ========       ========

Basic profit (loss) per share:
Loss from continuing operations                          $  (0.12)      $  (0.97)
Loss from discontinued operations                           (0.06)         (0.17)
Cumulative effect of change in accounting principle            --          (0.24)
                                                         --------       --------
Basic net loss per share applicable to
Common Stockholders                                      $  (0.18)      $  (1.38)
                                                         ========       ========

Shares used in Basic per share computation                 39,884         23,323
                                                         ========       ========

Diluted loss per share:
Loss from continuing operations                          $  (0.12)      $  (0.97)
Loss from discontinued operations                           (0.06)         (0.17)
Cumulative effect of change in accounting principle            --          (0.24)
                                                         --------       --------
Diluted net loss per share applicable to
Common Stockholders                                      $  (0.18)      $  (1.38)
                                                         ========       ========

Shares used in Diluted per share computation               39,884         23,323
                                                         ========       ========


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   P-COM, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                (In thousands, except per share data, unaudited)

                                                             Nine months ended September 30,
                                                             -------------------------------
                                                                 2003           2002
                                                               --------       --------
Cash flows from operating activities:                                         (Restated)
Net loss                                                       $ (6,999)      $(32,222)
Adjustments to reconcile net loss to net cash
used in operating activities:
   Loss from discontinued operations                              2,258          3,860
   Depreciation                                                   3,382          5,049
   (Gain) Loss on disposal of property and equipment               (627)           153
   Cumulative effect of change in accounting principle               --          5,500
   Inventory valuation and related charges                        3,734          2,505
   Asset impairment and other restructuring charges               3,108             --
   Amortization of discount on promissory notes                     270             --
   Amortization of warrants                                          --            480
   Stock compensation expense                                       771             --
   Gain on redemption of convertible notes                      (10,262)        (1,393)
   Notes conversion expenses                                         --            771
   Gain on vendor settlements                                    (2,060)            --
   Write-off of notes receivable                                    100            159
Changes in operating assets and liabilities:
   Accounts receivable                                              279           (745)
   Inventory                                                      4,113          8,246
   Prepaid expenses and other assets                              2,185          3,116
   Accounts payable                                              (2,104)         1,266
   Other accrued liabilities                                      1,613        (11,330)
                                                               --------       --------
      Net cash used in operating activities                        (239)       (14,585)
                                                               --------       --------

Cash flows from investing activities:
   Loan to Speedcom                                              (1,100)            --
   Acquisition of property and equipment                           (142)          (498)
   Decrease in restricted cash                                      390          2,911
   Net asset of discontinued operation                             (907)         2,964
                                                               --------       --------
      Net cash provided by (used in) investing activities        (1,759)         5,377
                                                               --------       --------

Cash flows from financing activities:
   Proceeds from sale of common stock, net                          307          7,320
   Proceeds (payments) on bank loan                                (688)         1,612
   Proceeds from convertible promissory note                      2,639             --
   Payments under capital lease obligations                         (43)          (368)
   Redemption of convertible notes                                   --           (384)
   Proceeds from employee stock purchase plan                        --             35
                                                               --------       --------
      Net cash provided by financing activities                   2,215          8,215
                                                               --------       --------

Effect of exchange rate changes on cash                              28              2
                                                               --------       --------
Net increase (decrease) in cash and cash equivalents                244           (991)

Cash and cash equivalents at beginning of the period                861          2,525
                                                               --------       --------
Cash and cash equivalents at end of the period                 $  1,105       $  1,534
                                                               ========       ========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   P-COM, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    CONTINUED
                            (In thousands, unaudited)

                                                       Nine months ended September 30,
                                                       -------------------------------
                                                              2003         2002
                                                            --------      ------
Supplemental cash flow disclosures:                                     (Restated)

Cash paid for interest                                      $    174      $  919
                                                            ========      ======
Non-cash transactions :

Redemption of 7% Convertible notes by
issuance of Series B Preferred Stock                        $ 20,090      $   --
                                                            ========      ======
Redemption of convertible notes by issuance
of common stock                                             $     --      $2,707
                                                            ========      ======
Redemption of convertible notes in exchange for
property and equipment                                      $  2,300      $   --
                                                            ========      ======
Issuance of common stock for vendor
payments                                                    $    360      $1,273
                                                            ========      ======
Issuance of common stock for consulting services            $    450      $   --
                                                            ========      ======
Issuance of warrants for consulting services                $     --      $  480
                                                            ========      ======
Equipment purchased under capital leases                    $     --      $  233
                                                            ========      ======
Treasury stock acquired in exchange for
property and equipment                                      $     74      $   --
                                                            ========      ======

The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   P-COM, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not contain all of the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of P-Com, Inc.'s (referred to herein, together with its wholly-owned subsidiaries, as "P-Com" or the "Company") financial condition as of September 30, 2003, and the results of their operations and their cash flows for the three and nine months ended September 30, 2003 and 2002. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited 2002 consolidated financial statements, including the notes thereto, and the other information set forth therein, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002. Operating results for the three-month and nine-month periods ended September 30, 2003 are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2003.

                             Discontinued Operations

As more fully discussed in Note 11, the financial statements for December 31, 2002 and September 30, 2002 have been restated to reflect the Company's services business unit as a discontinued operation.

                         Change in Accounting Principle

Effective January 1, 2002, the Company adopted the Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." Pursuant to the impairment recognition provisions of SFAS 142, the Company timely completed its evaluation of the effects of adopting SFAS 142. Accordingly, under the transitional provisions of SFAS 142, a goodwill impairment loss of $5.5 million was recorded related to the Company's Services segment during the first quarter of 2002. The pro forma effects of this change in accounting principle are not material to the accompanying financial statements.

                         Liquidity and Management's Plan

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As reflected in the financial statements, for the nine-month period ended September 30, 2003, the Company incurred a net loss of $7.0 million and used $0.2 million cash in its operating activities. As of September 30, 2003, the Company has deficit stockholders' equity of $20.1 million, and accumulated deficit of $355.8 million. At September 30, 2003, the Company had approximately $1.1 million in cash and cash equivalents, drawn principally from a credit facility ("Credit Facility") with Silicon Valley Bank (the "Bank"), and a working capital deficiency of approximately $12.2 million. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The negative conditions are partially mitigated by the results of the Company's restructuring efforts, and by certain financing activities, as discussed below. In January 2003, the Company sold 2.1 million shares of Common Stock to an existing stockholder for aggregate net proceeds of $307,000. Additionally, the Company closed a $1.5 million, $0.3 million and $0.9 million convertible note financing in March 2003, May 2003, and July 2003, respectively, resulting in aggregate net proceeds of $2.7 million (the "Bridge Notes").

On August 4, 2003, as a result of the restructuring of its Convertible Subordinated Notes due 2005 ("Convertible Notes"), the principal amount and accrued interest of $21,138,000 was converted into approximately 1,000,000 shares of Series B Convertible Preferred Stock with a stated value of $21.138 per share. Each share of Series B Convertible Preferred Stock converts into a number of shares of the Company's Common Stock equal to the stated value divided by $0.20, or approximately 105,690,000 shares of Common Stock assuming all shares of Series B Convertible Preferred Stock are converted.

On August 9, 2003, the Company received a cash advance of $0.9 million. The Company used part of the proceeds from the cash advance to satisfy agreements entered into with numerous trade and other creditors of the Company, who had agreed to accept a reduced amount relative to the Company's total indebtedness to such trade and other creditors, as part of the Company's restructuring plan. The cash advance was applied to the purchase of

Series C Convertible Preferred Stock, in connection with the Series C Financing, as discussed below and in note 18 to the financial statements.

On September 25, 2003, the Company renewed its credit facility for an additional year, until September 25, 2004. The renewed credit facility allows for maximum borrowings of up to $4.0 million.

On October 3, 2003, the Company closed its Series C Convertible Preferred Stock financing, resulting in gross proceeds to the Company of approximately $11.0 million (the "Series C Financing"). Each share of Series C Convertible Preferred Stock has a stated value of $1,750 per share. The Series C Financing resulted in net proceeds to the Company of approximately $7.9 million, after deducting expenses related to the Series C Financing, the payment of certain claims, and the elimination of certain vendor liabilities of the Company.

Although the receipt of net proceeds from the Series C Financing and the debt and other restructuring efforts have significantly improved the Company's working capital position, its working capital deficit remains. Management intends to focus on increasing sales, settling outstanding claims, controlling general and operating expenses, and reducing the cost of goods sold, in order to return the Company to profitability. To further increase sales, and position the Company for future growth, additional financing may be required. No assurances can be given that additional financing will continue to be available to P-Com on acceptable terms, or at all. If the Company is unsuccessful in its plans to (i) generate sufficient revenues from new and existing products sales; (ii) decrease its costs of goods sold, and achieve higher margins; (iii) obtain additional debt or equity financing; and (iv) negotiate agreements to settle outstanding litigation and claims, the Company will have insufficient capital to continue its operations. Without sufficient capital to fund the Company's operations, the Company will no longer be able to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the Company is unable to continue as a going concern.

2.    NET PROFIT (LOSS) PER SHARE

As of September 30, 2003, options to purchase 2,383,955 shares of Common Stock at an average exercise price of $11.29 were outstanding, and were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the Common Stock.

The Company had also issued options to employees and consultants to purchase 33,440,000 shares of Common Stock at an average exercise price of $0.12 per share. The options are contingent on shareholder approval of an amendment to the Company's Articles of Incorporation to increase the number of shares of Common Stock authorized, and an amendment to the Company's 1995 Stock Option/Stock Issuance Plan ("Plan") to increase the number of shares of Common Stock available for issuance under the Plan.

For purposes of computing diluted net loss per share, weighted average common share equivalents do not include stock options with an exercise price that exceeds the average fair market value of the Company's Common Stock for the period because the effect would be anti-dilutive. Because losses were incurred in the nine-month period ended September 30, 2003 and 2002, all options, warrants, and convertible notes are excluded from the computations of diluted net loss per share because they are anti-dilutive.

3.    RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Valuable Interest Entities. This interpretation clarifies rules relating to consolidation where entities are controlled by means other than a majority voting interest and instances in which equity investors do not bear the residual economic risks. This interpretation was originally effective immediately for variable interest entities created after January 31, 2003 and for interim periods beginning after June 15, 2003 for interests acquired prior to February 1, 2003. However, the FASB is reviewing certain provisions of the standard and has deferred the effective date for public companies to periods ending after December 15, 2003. PCOM currently has no ownership in variable interest entities and therefore adoption of this standard currently has no financial reporting implications.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This statement is designed to improve financial reporting such that contracts with comparable characteristics are accounted for similarly. The statement, which is generally effective for contracts entered into or modified after June 30, 2003, is not anticipated to have a significant effect on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. At September 30, 2003, the Company had no such financial instruments outstanding and therefore adoption of this standard had no financial reporting implications. On August 4, 2003, the Company issued shares of Series B Convertible Preferred Stock, which have certain terms that, while improbable, may require their mandatory redemption for cash. The Company believes that accounting for these securities as a mezzanine security, outside of equity, under Staff Accounting Bulletin No. 64 ("SAB 64") is appropriate.

4.    BORROWING ARRANGEMENTS

On September 25, 2003, the Company renewed its Credit Facility with the Bank for an additional year, until September 25, 2004. The Credit Facility consists of a Loan and Security Agreement for a $1.0 million borrowing line based on domestic receivables, and a Loan and Security Agreement under the Export-Import ("EXIM") program for a $3.0 million borrowing line based on export related inventories and receivables. The Credit Facility provides for cash advances equal to 70% of eligible accounts receivable balances for both the EXIM program and domestic lines, and up to $750,000 for eligible inventories (limited to 25% of eligible EXIM accounts receivable), under the EXIM program. Advances under the Credit Facility bear interest at the Bank's prime rate plus 2.5% per annum. The Credit Facility is secured by all receivables, deposit accounts, general intangibles, investment properties, inventories, cash, property, plant and equipment of the Company. The Company has also issued a $4.0 million secured promissory note underlying the Credit Facility to the Bank. As of September 30, 2003, the loan amount payable to the Bank under the Credit Facility aggregated $2.2 million.

The Company has an unsecured overdraft line with a bank in Italy, for borrowings up to $83,000, based on domestic trade receivables. Borrowings under this line bear interest at 4.5% per annum. The amount outstanding on this overdraft line at September 30, 2003 was approximately $36,000.

5.    CONVERTIBLE PROMISSORY NOTES AND WARRANTS

The Bridge Notes and Warrants consisted of the following components at the date of issuance (in thousands, unaudited):


                                                                    September 30
                                                                        2003
                                                                      -------
Convertible Bridge Notes                                              $ 2,700
Amount allocated to warrants, net
of amortization                                                          (463)
                                                                      -------
                                                                      $ 2,237
                                                                      =======


On March 26, 2003, the Company closed the $1.5 million (face value) Bridge Notes and Warrants financing. On May 28, 2003 the Company received an additional $300,000 (face value) Bridge Notes and Warrants financing. On July 18, 2003, the Company completed another bridge financing transaction in which it issued $0.9 million of 10% convertible promissory notes with a maturity date of one year from the date of issuance. These convertible promissory notes were converted into Series C Convertible Preferred Stock, in connection with the Series C Financing, as discussed in note 18 to the financial statements.

The Bridge Notes are convertible into Common Stock of the Company contingent upon the completion of an equity-based financing in an amount equal to at least $3.0 million, and stockholder approval of an amendment to the Company's certificate of incorporation to increase the number of shares of Common Stock. The Bridge Notes bear interest at 10% per annum, and the rate will increase to 13% per annum if they remain outstanding six months after the issuance date. The $1.5 million Bridge Notes mature on March 25, 2004, the $0.3 million Bridge Notes mature on May 27, 2004, and the $0.9 million mature on July 18, 2004, and they are subordinated to amounts due to the Bank under the Credit Facility. In connection with the Series C Financing, as discussed in note 18 to the financial statements, the Bridge Notes converted into Series C Convertible Preferred Stock on October 3, 2003.

In connection with the issuance of the $1.5 million Bridge Notes, the Company issued detachable Series A Warrants, with a three-year term, to purchase a total of 2,500,000 shares of the Company's Common Stock, at $0.12 per share, and Series B Warrants, with a three-year term, to purchase 3,500,000 shares of the Company's Common Stock, at $0.20 per share. In connection with the issuance of the $0.3 million Bridge Notes, the Company issued detachable Series A Warrants, with a three-year term, to purchase a total of 500,000 shares of the Company's Common Stock, at $0.12 per share, and Series B Warrants, with a three-year term, to purchase 700,000 shares of the Company's Common Stock, at $0.20 per share. In connection with the issuance of the $0.9 million Bridge Notes, the Company issued detachable Series A Warrants, with a three-year term, to purchase a total of 668,000 shares of the Company's Common Stock, at $0.12 per share, and Series B Warrants, with a three-year term, to purchase 932,000 shares of the Company's Common Stock, at $0.20 per share. The exercise price of the Series A and Series B Warrants could be reduced to $0.001 per share of Common Stock should the Company fail to obtain stockholder approval for a proposed amendment to the Company's Bylaws to permit the issuance of convertible securities with certain conversion, exercise or exchange price adjustment provisions. The Company and the investor group have agreed to extend the period of time that the Company has to obtain stockholder approval to December 31, 2003. The Company allocated the proceeds of compound instrument to the Bridge Notes and the Warrants based upon their relative fair values. The fair value of the warrants was estimated using the Black-Scholes model, with the following assumptions: expected volatility of 197%, weighted-average risk free interest rate of 2.12%, weighted average expected lives of 3 years, and a zero dividend yield. The value of the warrants has been disclosed in note 5 to the financial statements, and is being amortized over the maturity period of the Bridge Notes to interest expense. The face value of the Bridge Notes was considered their fair value for purposes of this allocation. In addition, the conversion terms afforded the Bridge Notes resulted in a beneficial conversion feature, represented by the amount that the market value of the Common Stock on the commitment date exceeded the conversion rate. The beneficial conversion feature amount, which exceeds the current carrying value of the Bridge Notes, will be recorded when the contingencies referred to in this Note are resolved, if ever. The carrying value of the Bridge Notes is being accreted to their respective face values through periodic charges to interest expense. Total amortization of the discounts amounted to $270,000 for the nine-month period ended September 30, 2003.

6.    BALANCE SHEET COMPONENTS

Inventory

                                               September 30,       December 31,
                                                   2003               2002
                                                  -------            -------
(Restated)
Raw materials                                     $ 2,592            $ 9,748
Work-in-process                                       990              1,580
Finished goods                                       1272                815
Inventory at customer sites                            75                290
                                                  -------            -------
                                                  $ 4,929            $12,433
                                                  =======            =======

Inventory consists of the following (in thousands of dollars, unaudited):

Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands, unaudited):

                                                    September 30,   December 31,
                                                       2003             2002
                                                    -------------   ------------
                                                                      (Restated)
Purchase commitment                                   $1,238           $2,195
Advance from investors                                 1,300               --
Accrued warranty (a)                                     892              936
Accrued employee compensation                          1,001              943
Value added tax payable                                  496              248
Customer advances                                        382              267
Lease obligations                                        665              435
Accrued rent                                             560               --
Deferred revenue                                         303              290
Senior subordinated secured promissory note (b)          202              202
Interest payable                                         129              276
Other                                                  1,249              982
                                                      ------           ------
                                                      $8,417           $6,774
                                                      ======           ======

      a) A summary of product warranty reserve activity is as follows:

      Balance at January 1, 2003                                    $ 936
      Additions relating to products sold                             300
      Payments                                                       (344)
                                                                    -----
      Balance at September 30, 2003                                 $ 892
                                                                    =====

      b) In lieu of the payment of interest due on certain of the Company's 4.25% Convertible Subordinated Notes due on November 1, 2002, the Company issued a promissory note in the amount of approximately $0.2 million. The promissory note bears interest at 7% per annum, and matured on May 1, 2003. After maturity, interest shall accrue at the rate of 9% per annum. The promissory note is secured by certain property and equipment of the Company. The note was subsequently repaid in October 2003.

                          Deferred Contract Obligations

In connection with a Joint Development and License Agreement ("JDL"), the Company entered into an Original Equipment Manufacturer Agreement ("OEM") with a vendor. Under the OEM, the Company agreed to pay the vendor $8.0 million for the vendor's marketing efforts for Company products manufactured under the JDL. As of September 30, 2003 and 2002, this $8.0 million payment obligation remains outstanding because the vendor has not performed its marketing obligations. The Company has written to contest the vendor's claim for $8.0 million and has asserted additional claims against the vendor in the amount of $11,634,803, exclusive of interest.

7.    INDEMNIFICATIONS

                      Officer and Director Indemnifications

As permitted under Delaware law and to the maximum extent allowable under that law, the Company has agreements whereby the Company indemnifies its current and former officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. These indemnifications are valid as long as the director or officer acted in good faith and in a manner that a reasonable person believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits the Company's exposure and enables the Company to recover a portion of any future amounts paid. As a result of the Company's insurance policy coverage, the Company believes the estimated fair value of these indemnification obligations is minimal.

                             Other Indemnifications

As is customary in the Company's industry, as provided for in local law in the U.S. and other jurisdictions, many of the Company's standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, the Company indemnifies customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of our products and services. In addition, from time to time the Company also provides protection to customers against claims related to undiscovered liabilities or additional product liability. In the Company's experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

8.    COMMON STOCK

In January 2003, the Company sold 2.1 million shares of Common Stock to an existing stockholder at a per share price of $0.18, for aggregate net proceeds of $307,000.

In April 2003, the Company issued 1,500,000 and 3,000,000 shares of Common Stock to Liviakis Financial Communications Inc. ("Liviakis"), and Cagan McAfee Capital Partners, LLC ("CMCP"). The Common Stock issued to CMCP was issued in consideration for certain investment banking and other services provided to the Company by CMCP, and the Common Stock issued to Liviakis was issued in consideration for certain financial, public and investor relations services provided to the Company by Liviakis. The Common Stock issued for these services was valued at the market prices on the dates issued. Aggregate compensation expense associated with these transactions during the nine months ended September 30, 2003 amounted to $450,000.

In June 2003, the Company acquired 920,000 shares of Common Stock in exchange for property and equipment valued at $74,000. These shares are held in treasury.

In August 2003, the Company issued 1,000,000 shares of Common Stock to a landlord and 2,400,000 shares of Common Stock to a vendor, each in consideration for the termination of certain obligations of the Company to the landlord and the vendor.

9.    SERIES B CONVERTIBLE PREFERRED STOCK

On August 4, 2003, as a result of the restructuring of its Convertible Notes, the principal amount and accrued interest of $21,138,000 was converted into approximately 1,000,000 shares of Series B Convertible Preferred Stock with a stated value of $21.138 per share. Each share of Series B Convertible Preferred Stock converts into a number of shares of the Company's Common Stock equal to the stated value divided by $0.20. Certain holders of Series B Convertible Preferred Stock have agreed to convert the Series B Convertible Preferred Stock into Common Stock upon receipt of stockholder approval to increase the number of authorized shares of the Company's Common Stock to allow for conversion. Assuming conversion of all shares of the Series B Convertible Preferred Stock, the Company will issue approximately 105,690,000 additional shares of Common Stock.

If declared, the holders of the Series B Convertible Preferred Stock shall be entitled to receive dividends payable out of funds legally available therefor. Holders of Series B Convertible Preferred Stock shall share pro rata in all dividends and other declared distributions. The basis of distribution shall be the number of shares of Common Stock that the holders would hold if all of the outstanding shares of Series B Convertible Preferred Stock had converted into Common Stock.

Any time after January 31, 2004 and subject to certain limitations, the Company may require the holders of Series B Convertible Preferred Stock to convert all outstanding shares of Series B Convertible Preferred Stock into shares of Common Stock, in accordance with the optional conversion formula, and all of the following conditions are met:

o Closing bid price of the Common Stock for 10 consecutive trading days prior to delivery of the mandatory conversion Notice equals or exceeds $0.40;

o Company shall have filed a registration statement covering all shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, declared effective by the SEC, and continuing effectiveness through and including the date of the mandatory conversion;

o All shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock are authorized and reserved for issuance; registered for resale under the Securities Act; and listed on the Bulletin Board or other national exchange; and

o All amounts, if any, accrued or payable under the Certificate of Designation, Rights and Preferences of the Series B Convertible Preferred Stock ("Certificate of Designation") shall have been paid.

Upon the occurrence of the following events, the holders of Series B Convertible Preferred Stock may request the Company to purchase their shares of Series B Convertible Preferred Stock for cash:

o Company fails to remove any restrictive legend on any Common Stock certificate issued to Series B Convertible Preferred Stock holders upon conversion as required by the Certificate of Designation;

o Company makes an assignment for creditors or applies for appointment of a receiver for a substantial part of its business/property or such receiver is appointed;

o Bankruptcy, insolvency, reorganization or liquidation proceedings shall be instituted by or against the Company;

o Company sells substantially all of its assets;

o Company merges, consolidates or engages in a business combination with another entity that is required to be reported pursuant to Item 1 of Form 8-K (unless the Company is the surviving entity and its capital stock is unchanged);

o Company engages in transaction(s) resulting in the sale of securities whereby such person or entity would own greater than 50% of the outstanding shares of Common Stock of the Company (on a fully-diluted basis);

o Company fails to pay any indebtedness of more than $250,000 to a third party, or cause any other default which would have a material adverse effect on the business or its operations.

The Series B Convertible Preferred Stock ranks senior to the Common Stock, the Series A Preferred Stock and any class or series of capital stock of the Company created thereafter. The consent of the majority holders of the Series B Convertible Preferred Stock is required to create any securities that rank senior or pari passu to the Series B Convertible Preferred Stock. Upon a liquidation event, any securities senior to the Series B Convertible Preferred Stock shall receive a distribution prior to the Series B Convertible Preferred Stock and pursuant to the rights, preferences and privileges thereof, and the Series B Convertible Preferred Stock shall receive the liquidation preference with respect to each share. If the assets and funds for distribution are insufficient to permit the holders of Series B Convertible Preferred Stock and any pari passu securities to receive their preferential amounts, then the assets shall be distributed ratably among such holders in proportion to the ratio that the liquidation preference payable on each share bears to the aggregate liquidation preference payable on all such shares. If the outstanding shares of Common Stock are increased/decreased by any stock splits, stock dividends, combination, reclassification, reverse stock split, etc., the conversion price shall be adjusted accordingly. Upon certain reclassifications, the holders of Series B Convertible Preferred Stock shall be entitled to receive such shares that they would have received with respect to the number of shares of Common Stock into which the Series B Convertible Preferred Stock would have converted. If the Company issues any securities convertible for Common Stock or options, warrants or other rights to purchase Common Stock or convertible securities pro rata to the holders of any class of Common Stock, the holders of Series B Convertible Preferred Stock shall have the right to acquire those shares to which the would have been entitled upon the conversion of their shares of Series B Convertible Preferred Stock into Common Stock. The Series B Convertible Preferred Stock does not have voting rights.

10.   ASSET IMPAIRMENT AND OTHER RESTRUCTURING CHARGES

The Company continually monitors its inventory carrying value in the light of the slowdown in the global telecommunications market, especially with regard to an assessment of future demand for its Point-to-Multipoint, and its other legacy product line. This has resulted in a $2.0 million charge to cost of sales for its Point-to-Multipoint, Tel-Link Point-to-Point and Air-link Spread Spectrum inventories during the second quarter of 2003. In the first quarter of 2003, the Company recorded a $3.4 million inventory related charge to cost of sales, of which $2.0 million was related to its Point-to-Multipoint inventories. These charges were offset by credits of $1.8 million in the second quarter associated with a write-back of accounts payable and purchase commitment liabilities arising from vendor settlements.

In the event that certain facts and circumstances indicate that the long-lived assets may be impaired, an evaluation of recoverability would be performed. When an evaluation occurs, management conducts a probability analysis based on the weighted future undiscounted cash flows associated with the asset. The results are then compared to the asset's carrying amount to determine if an impairment is necessary. The cash flow analysis for the property and equipment is performed over the shorter of the expected useful lives of the assets, or the expected life cycles of our product line. An impairment charge is recorded if the net cash flows derived from the analysis are less than the asset's carrying value. We deem that the property and equipment is fairly stated if the future undiscounted cash flows exceed its carrying amount. In the first and second quarter of 2003, the Company continued to reevaluate the carrying value of property and equipment relating to its Point-to-Multipoint product line, that are held for sale. The evaluation resulted in a $2.5 million provision for asset impairment in the second quarter of 2003, and $0.6 million provision in the first quarter of 2003. As a result of these adjustments, there is no remaining net book value of property and equipment related to the Point-to-Multipoint product line.

A summary of inventory reserve and provision for impairment of plant and property activities is as follows:

                                                     Inventory    Provision for
                                                      Reserve      impairment
                                                     ---------    -------------
      Balance at January 1, 2003                     $ 39,567       $    --

      Additions charged to Statement of Operations      5,517         3,108

      Deductions from reserves                        (17,910)         (300)

      Balance at September 30, 2003                  $ 27,174       $ 2,808

In connection with a workforce reduction in May 2003, the Company accrued a $0.2 million charge relating to severance packages given to certain of its executive officers. All pertinent criteria for recognition of this liability were met during the period of recognition.

In the third quarter of 2003, the Company accrued $350,000 for liability arising from a terminated lease facility in the United Kingdom, as discussed in note 16 to the financial statements

11.   GAIN (LOSS) ON DISCONTINUED OPERATIONS

In the first quarter of 2003, the Company committed to a plan to sell its services business, P-Com Network Services, Inc. ("PCNS"). Accordingly, beginning in the first quarter of 2003, this business is reported as a discontinued operation and the financial statement information related to this business has been presented on one line, titled "Discontinued Operations" in the Consolidated Statements of Operations for the three-month and nine-month period ended September 30, 2003 and 2002. On April 30, 2003, the Company entered into an Asset Purchase Agreement with JKB Global, LLC ("JKB") to sell certain assets of PCNS. The total cash consideration was approximately $105,000, plus the assumption of certain liabilities. The Company guaranteed PCNS' obligations under its premises lease, through July 2007. As part of the sale to JKB, JKB agreed to sublet the premises from PCNS for one year beginning May 1, 2003. The terms of the sublease required JKB to pay less than the total amount of rent due under the terms of the master lease. As a result, the Company remained liable under the terms of the guaranty for the deficiency, under the terms of the master lease of approximately $1.5 million, and the amount is accrued as loss on disposition of discontinued operations in the second quarter of 2003, which was the period that such loss was incurred. In the third quarter of 2003, the Company reached an agreement with the landlord to settle the lease guarantee for $0.3 million, and therefore wrote-back the excess $1.2 million accrual as a gain in discontinued operations in the third quarter of 2003.

Summarized results of PCNS are as follows (in thousands):

                             Three Months Ended September 30,        Nine months ended September 30,
                             --------------------------------        -------------------------------
                                   2003          2002                      2003          2002
                                 -------       -------                   -------       -------
Sales                            $    --       $ 1,100                   $ 1,065       $ 2,234
                                 -------       -------                   -------       -------

Loss from operations             $    --       $  (909)                  $  (702)      $(3,860)
Gain (Loss) on disposition
 of discontinued operations        1,367            --                    (1,556)           --
                                 -------       -------                   -------       -------
                                   1,367          (909)                   (2,258)       (3,860)
Provision for income taxes            --            --                        --            --
                                 -------       -------                   -------       -------
Net profit (loss)                $ 1,367       $  (909)                  $(2,258)      $(3,860)
                                 =======       =======                   =======       =======

The gain from sales of the services business unit in the third quarter ended September 30, 2003 was $1.37 million, arising from the write-back of excess accrual on the lease guarantee subsequent to the settlement with the landlord. The loss from the sale of the discontinued services unit was $1.6 million for the nine-months ended September 30, 2003, principally due to the write-off of assets upon the discontinuation of the services business unit.

The assets and liabilities of the discontinued operations consisted of the following (in thousands):

                                                          September 30,  December 31,
                                                              2003          2002
                                                             ------        ------
Total assets related to discontinued operations
   Cash                                                      $    7        $  342
   Accounts receivable                                           --           763
   Inventory                                                     --         1,206
   Prepaid expenses and other assets                             --            10
   Property plant and equipment                                  --           529
   Other assets                                                  41            73
                                                             ------        ------
                                                             $   48        $2,923
                                                             ======        ======
Total liabilities related to discontinued operations
   Accounts payable                                          $  191        $  466
   Other accrued liabilities                                    158           293
   Loan payable to bank                                          --           326
                                                             ------        ------
                                                             $  349        $1,085
                                                             ======        ======

12.   SALES BY GEOGRAPHIC REGION AND CONCENTRATIONS

The breakdown of product sales by geographic region is as follows (in thousands):

                             For Three Months Ended    For Nine Months Ended
                                  September 30              September 30
                              -------------------      --------------------
                               2003         2002         2003         2002
                              ------      -------      -------      -------
                                         (Restated)                (Restated)
North America                 $  474      $   535      $ 1,233      $ 2,296
United Kingdom                 1,902        1,552        5,098        4,471
Europe                           984        1,467        2,704        3,586
Asia                           1,455        2,522        4,271       11,156
Other Geographic Regions         754          274        1,845          783
                              ------      -------      -------      -------
                              $5,569      $ 6,350      $15,151      $22,292
                              ======      =======      =======      =======

During the nine-month period ended September 30, 2003 and 2002, four and two customers accounted for a total of 56% and 29% of our total sales, respectively.

13.   EMPLOYEE STOCK OPTION EXPENSE

The Company continues to apply the intrinsic method in accounting for stock based employee compensation and, accordingly, has reflected the appropriate disclosure provisions of SFAS No. 123. Had stock-based compensation costs for our two stock-based compensation plans been determined and reported on the fair value method at the grant dates for awards under those plans, consistent with the method of SFAS 123, our net loss and net loss per share would have been reported as follows:


                                   Three months ended September 30,  Nine months ended September 30,
                                   --------------------------------  -------------------------------
                                        2003            2002             2003             2002
                                     ----------      ----------       ----------       ----------
Net profit (loss) applicable to
 common stockholders :
As reported                          $    9,400      $   (9,003)      $   (6,999)      $  (32,222)
Pro forma                            $    9,187      $   (9,963)      $   (8,137)      $  (35,524)

Net profit (loss) per share
As reported - Basic                  $     0.22      $    (0.29)      $    (0.18)      $    (1.38)
Pro forma - Basic                    $     0.22      $    (0.32)      $    (0.20)      $    (1.52)

Net profit (loss) per share
As reported - Diluted                $     0.06      $    (0.29)      $    (0.18)      $    (1.38)
Pro forma - Diluted                  $     0.06      $    (0.32)      $    (0.20)      $    (1.52)


The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2003 and 2002, respectively: expected volatility of 197%, and 125%; weighted-average risk-free interest rates of 2.1% and 4.1%; weighted-average expected lives of 4.0 and 3.5; respectively, and a zero dividend yield.

14.   COMPREHENSIVE LOSS

Comprehensive loss is comprised of the Company's reported net loss and the currency translation adjustment associated with our foreign operations. Comprehensive income (loss) was $9.6 million and $(9.0) million for the three months ended September 30, 2003 and 2002, respectively. Comprehensive loss was $(6.5) million and $(31.9) million for the nine months ended September 30, 2003 and 2002, respectively.


15.   ACQUISITION OF ASSETS AND CERTAIN LIABILITIES OF SPEEDCOM


On June 16, 2003, the Company entered into a definitive agreement to acquire the operating and certain other assets of SPEEDCOM Wireless Corporation ("SPEEDCOM") in exchange for 63.5 million shares of the Company's Common Stock and the assumption of certain liabilities, including approximately $3.0 million in subordinated debt of SPEEDCOM. SPEEDCOM manufactures, configures and delivers a variety of broadband fixed-wireless products, including its SPEEDLAN family of wireless Ethernet bridges and routers. Internet service providers, telecommunications carriers and other service providers, and private organizations in the U.S. and more than 80 foreign countries worldwide, use SPEEDCOM's products to provide broadband "last-mile" wireless connectivity in various point-to-point and point-to-multipoint configurations for distances up to 25 miles. SPEEDCOM's products provide high-performance broadband fixed wireless solutions specifically designed for building-to-building local area network connectivity and wireless Internet distribution.


The shares proposed to be issued to SPEEDCOM will equal approximately 11.5% of the Company's outstanding Common Stock immediately upon closing, assuming the conversion of the Series B Convertible Preferred Stock, as mentioned in Note 9 to the financial statements, the conversion of the Series C Convertible Preferred Stock issued in connection with the Series C Financing, as discussed in note 18 to the financial statements, and the exercise or conversion of all outstanding convertible securities of the Company. The acquisition will enable the Company to expand its Spread Spectrum product offerings and expand its distribution network. The SPEEDCOM transaction is subject to stockholder approval of SPEEDCOM, and requires approval by the Company's stockholders of an increase in the number of authorized shares of Common Stock of the Company.

In anticipation of the acquisition, the Company advanced an aggregate of $1,100,000 to SPEEDCOM under a series of 10% convertible promissory notes. The Company carries the amounts due as non-current assets and currently plans to apply the amounts to the ultimate purchase price of SPEEDCOM.


The acquisition was completed December 10, 2003.


16.   CONTINGENCIES


On April 4, 2003, Christine Schubert, Chapter 7 Trustee for Winstar Communications, Inc. et al, filed a Motion to Avoid and Recover Transfers Pursuant to 11 U.S.C. Sections 547 and 550, in the United States Bankruptcy Court for the District of Delaware and served the Summons and Notice on July 22, 2003. The amount of the alleged preferential transfers to the Company is approximately $13.7 million. We have reviewed the Motion and believe that the payments made by Winstar Communications, Inc. are not voidable preference payments under the United States Bankruptcy Code. In the opinion of management, the circumstances surrounding this matter do not rise to the level that the Company is required to record a liability.


The Company's landlord at its former research and development facility in Watford, England, Legal & General Property Ltd., has asserted a claim against the Company for amounts due under the terms of the facilities lease for $328,000 which amount has been accrued as a liability of the Company. The lease expires in April 2008. While no assurances can be given, the Company is currently negotiating a settlement to terminate all obligations under the terms of the lease.

The Brevard County of Florida has filed a tax lien encumbering all property, plant and equipment owned by the Company located in the County for payment of delinquent personal property taxes. The balance on September 30, 2003 claimed by Brevard County is approximately $120,000. The Company is currently preparing an amended property tax return to address the unpaid taxes. Although the Company is negotiating this matter with the taxing authority, management has determined that the criteria for liability recognition has been met and has recorded the liability.

17.   RELATED PARTY TRANSACTIONS

Myntahl Corporation, a stockholder of the Company, is also an appointed distributor in China and acts as our agent in Mexico. The Company had sales of approximately $0.8 million to Myntahl, and accrued approximately $73,000 in commissions to Myntahl during the three months ended September 30, 2003. The Company has sales of approximately $1.8 million to Myntahl, and incurred approximately $142,000 in commissions to Myntahl during the nine-month period ended September 30, 2003.

18.   SUBSEQUENT EVENTS

On October 3, 2003, the Company closed its Series C Convertible Preferred Stock financing, resulting in gross proceeds to the Company of $11.0 million (the "Series C Financing"). Each share of Series C Convertible Preferred

Stock has a stated value of $1,750 per share. The Series C Financing resulted in net proceeds to the Company of approximately $7.9 million, after deducting expenses related to the Series C Financing, the payment of certain claims, and the elimination of certain vendor liabilities of the Company. Dividends accrue on the Series C Convertible Preferred Stock beginning 12 months after the closing, at 6% per annum paid semi-annually in cash or Common Stock, at the option of the Company, and increasing to 8% per annum beginning 24 months after the closing. At the Company's option, the Series C Convertible Preferred Stock is convertible one hundred eighty days after the effective date of the registration statement registering the shares of Common Stock issuable upon the conversion of the Series C Convertible Preferred Stock, and upon the satisfaction of the following conditions: (i) for ten consecutive days, the Common Stock closes at a bid price equal to or greater than $0.20; (ii) the continued effectiveness of the registration statement covering the Common Stock issuable upon conversion of the Series C Convertible Preferred Stock; (iii) all shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock and Series C-1 and Series C-2 Warrants are authorized and reserved for issuance, are registered under the Securities Act of 1933 ("Securities Act") for resale by the holders, and are listed or traded on the Bulletin Board or other national exchange; (iv) there are no uncured redemption events; and (v) all amounts accrued or payable under the Series C Convertible Preferred Stock Certificate of Designation or registration rights agreement have been paid. Assuming conversion of all shares of the Company's Series C Convertible Preferred Stock, the Company will issue approximately 150 million additional shares of Common Stock.

The holders of the Series C Convertible Preferred Stock also received 7,000 Series C-1 Warrants and 7,000 Series C-2 Warrants for each share purchased. The Series C-1 Warrants have a term of five years and an initial exercise price of $0.15 per warrant, increasing to $0.18 per warrant on the first anniversary of the closing date. The Series C-2 Warrants have a term of five years and an initial exercise price of $0.18 per warrant, increasing to $0.22 per warrant eighteen months after the closing date.

Report of Independent Certified Public Accountants

Board of Directors
SPEEDCOM Wireless Corporation


We have audited the accompanying balance sheet of SPEEDCOM Wireless Corporation as of December 31, 2002 and the related statements of operations, changes in stockholders' (deficit) equity and cash flows for the year then ended. Our audit also included the schedule listed in the index to Consolidated Financial Statements and Schedules. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPEEDCOM Wireless Corporation at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements have been prepared assuming that SPEEDCOM Wireless Corporation will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring operating losses, negative cash flows from operations and has negative working capital and a stockholder's deficit at December 31, 2002. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these conditions are also discussed in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


                                        /s/ AIDMAN, PISER & COMPANY, P.A.

Tampa, Florida
January 31, 2003, except for Notes 2 and 18, as to which the date is December 10, 2003

                          SPEEDCOM WIRELESS CORPORATION
                                 BALANCE SHEETS

                                                                       DECEMBER 31,       SEPTEMBER 30,
                                                                           2002               2003
                                                                       ------------       ------------
Assets                                                                                     (unaudited)
Current assets:
   Cash                                                                $    346,361       $    182,762
   Accounts receivable, net of allowances of $162,738 and $67,602
     at 2002 and 2003, respectively                                         520,164            292,999
   Current portion of leases receivable                                     248,993             81,331
   Inventories, net                                                       1,523,734            814,431
   Prepaid expenses and other current assets                                 53,039             16,428
                                                                       ------------       ------------
Total current assets                                                      2,692,291          1,387,951

Property and equipment, net                                                 625,400            342,874
Leases receivable, net of current portion                                        --             23,418
Other assets                                                                112,117            223,120
Intellectual property, net                                                1,096,125            888,516
                                                                       ------------       ------------
Total assets                                                           $  4,525,933       $  2,865,879
                                                                       ============       ============

Liabilities and stockholders' (deficit) equity
Current liabilities:
   Accounts payable                                                    $  1,135,405       $    903,825
   Accrued expenses                                                         930,949          1,174,412
   Due to related parties                                                 3,106,414          4,117,470
   Current portion of deferred revenue                                       20,939             24,474
   Current portion of notes and capital leases payable                       64,606             59,085
                                                                       ------------       ------------
Total current liabilities                                                 5,258,313          6,279,266
Deferred revenue, net of current portion                                      4,626             11,731
Notes and capital leases payable, net of current portion                     14,100          1,100,000

Stockholders' (deficit) equity:
   Common stock, $.001 par value, 250,000,000 shares
     authorized, 14,490,664 shares issued and outstanding                    14,490             14,490
   Preferred stock, $4.50 stock liquidation value per share,
     10,000,000 shares authorized, 3,835,554 shares issued and            5,455,702          5,455,702
     outstanding
   Additional paid-in capital                                            17,800,749         17,800,749
   Accumulated deficit                                                  (24,022,047)       (27,796,059)
                                                                       ------------       ------------
Total stockholders' (deficit) equity                                       (751,106)        (4,525,118)
                                                                       ------------       ------------
Total liabilities and stockholders' (deficit) equity                   $  4,525,933       $  2,865,879
                                                                       ============       ============

See accompanying notes.

                          SPEEDCOM WIRELESS CORPORATION
                             STATEMENTS OF OPERATIONS
                        YEAR ENDED DECEMBER 31, 2002 AND
                  NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002


                                                         December 31                 September 30
                                                        ------------       -------------------------------
                                                            2002               2003               2002
                                                        ------------       ------------       ------------
                                                                            (unaudited)        (unaudited)
Net revenue                                             $  7,676,327       $  3,731,747       $  5,663,044
Cost of goods sold                                         4,502,460          2,418,795          3,219,074
                                                        ------------       ------------       ------------
Gross margin                                               3,173,867          1,312,952          2,443,970

Operating costs and expenses:
   Salaries and related                                    3,007,659          1,714,323          2,385,319
   General and administrative                              2,347,006          1,571,383          1,858,027
   Selling expenses                                        1,017,760            586,037            689,644
   Provision for bad debt                                    419,585             74,130            378,783
   Depreciation and amortization                             704,795            540,053            527,617
   Severance costs                                           629,814             90,000            679,815
                                                        ------------       ------------       ------------
                                                           8,126,619          4,575,926          6,519,205
                                                        ------------       ------------       ------------

Loss from operations                                      (4,952,752)        (3,262,974)        (4,075,235)

Other income (expense):
   Interest expense                                         (395,676)          (493,946)          (247,099)
   Interest income                                            63,646              8,665             55,643
   Other expense, net                                        (71,045)           (25,757)           (65,530)
                                                        ------------       ------------       ------------
                                                            (403,075)          (511,038)          (256,986)
                                                        ------------       ------------       ------------

Net loss                                                  (5,355,827)        (3,774,012)        (4,332,221)
Cumulative undeclared dividends on preferred stock                --           (251,570)                --
                                                        ------------       ------------       ------------
Net loss attributable to common stockholders            $ (5,355,827)      $ (4,025,582)      $ (4,332,221)
                                                        ------------       ------------       ------------

Basic and diluted net loss per common share             $      (0.47)      $      (0.28)      $      (0.40)
                                                        ------------       ------------       ------------

Shares used to compute basic and diluted net loss
per common share                                          11,431,626         14,490,664         10,839,563
                                                        ------------       ------------       ------------

See accompanying notes.

                          SPEEDCOM WIRELESS CORPORATION
             STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY
                          YEAR ENDED DECEMBER 31, 2002


                          Common Stock  Common Stock   Preferred    Preferred     Additional
                                Shares        Amount       Stock        Stock        Paid-in     Accumulated
                                                          Shares       Amount        Capital       Deficit         Total
---------------------------------------------------------------------------------------------------------------------------
January 1, 2002             10,122,113       $10,122   3,835,554   $5,455,702   $ 17,710,477    $(18,666,220)   $ 4,510,081
Issuance of common stock
     in connection with
     the exercise of
     Series B Warrants       3,849,957         3,850          --           --            378              --          4,228
Employee stock-based
       compensation                 --            --          --           --         97,359              --         97,359
Exercise of stock options       59,375            59          --           --            141              --            200
Issuance of common stock
     for repricing
     agreement                 459,219           459          --           --           (459)             --             --
Stock issuance and
    registration costs              --            --          --           --         (7,147)             --         (7,147)
Net loss                            --            --          --           --             --      (5,355,827)    (5,355,827)
                            -----------------------------------------------------------------------------------------------
December 31, 2002           14,490,664       $14,490   3,835,554   $5,455,702   $ 17,800,749    $(24,022,047)   $  (751,106)
                            ===============================================================================================



See accompanying notes.

                          SPEEDCOM WIRELESS CORPORATION
                             STATEMENTS OF CASH FLOW
                        YEAR ENDED DECEMBER 31, 2002 AND
                  NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

                                                                     December 31          September 30
                                                                        2002           2003           2002
                                                                        ----           ----           ----
                                                                                    (unaudited)    (unaudited)
  Operating activities
  --------------------
Net loss                                                             $(5,355,827)   $(3,774,012)   $(4,332,221)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization                                       704,795        540,053        527,617
     Provision for bad debt                                              419,585         74,130        378,783
     Write off of notes receivable-related party                         274,965             --        274,965
     Provision for inventory obsolescence                                166,545             --        178,224
     Employee stock-based compensation and common stock issued for
       services                                                           97,359             --         97,359
     Warrants issued for services                                             --             --         42,724
     Changes in operating assets and liabilities:
         Restricted cash                                                  42,724             --             --
         Accounts receivable                                           1,604,842        153,035      1,260,952
         Leases receivable                                               939,765        144,244        883,945
         Inventories                                                     134,955        709,303        320,558
         Prepaid expenses and other current assets                        93,554         36,611         69,104
         Other assets                                                      9,987       (111,003)         9,987
         Accounts payable and accrued expenses                        (1,438,022)        11,883     (1,635,779)
         Deferred revenue                                                (62,863)        10,640        (54,211)
                                                                     -----------    -----------    -----------
Net cash used in operating activities                                 (2,367,636)    (2,205,116)    (1,977,993)

Investing activities
Purchases of equipment                                                   (26,451)       (60,138)        (9,939)
Proceeds from disposals of equipment                                       7,626         10,220          7,626
                                                                     -----------    -----------    -----------
Net cash used in investing activities                                    (18,825)       (49,918)        (2,313)

Financing activities
Net (payments to) borrowings from factor                                (298,676)            --       (298,676)
Proceeds from loans from and warrants issued to related parties        2,928,000      1,015,000      2,438,000
Payments of loans from related parties                                  (105,919)        (3,944)      (102,147)
Proceeds from issuance of notes                                               --      1,100,000             --
Payments of notes and capital leases                                     (68,625)       (19,621)       (61,737)
Proceeds from issuance of common stock and warrants                        4,428             --          4,428
                                                                     -----------    -----------    -----------
Net cash provided by financing activities                              2,459,208      2,091,435      1,979,868
                                                                     -----------    -----------    -----------

Net increase in cash                                                      72,747       (163,599)          (438)
Cash at beginning of year                                                273,614        346,361        273,614
                                                                     -----------    -----------    -----------
Cash at end of year                                                  $   346,361    $   182,762    $   273,176
                                                                     ===========    ===========    ===========

See accompanying notes.

                          SPEEDCOM WIRELESS CORPORATION

                             STATEMENTS OF CASH FLOW
                        YEAR ENDED DECEMBER 31, 2002 AND
                  NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

                       SUPPLEMENTAL CASH FLOW INFORMATION

                                                                      December 31     September 30
                                                                         2002      2003         2002
                                                                         ----      ----         ----
                                                                                (unaudited)  (unaudited)

Supplemental disclosure of cash flow information
Cash paid for interest                                                  $91,692   $12,124      $35,761
                                                                        -------   -------      -------

Supplemental disclosure of noncash investing and financing activities
Stock-based compensation and common stock issued for services           $97,359        --      $97,359
                                                                        -------   -------      -------
Conversion of  accounts payable to loans from related parties           $44,363        --      $44,363
                                                                        -------   -------      -------
Conversion of accounts payable to notes payable                         $74,903        --      $74,903
                                                                        -------   -------      -------

See accompanying notes.

                          SPEEDCOM WIRELESS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2002 AND SEPTEMBER 30, 2003

1. Business

SPEEDCOM Wireless Corporation (SPEEDCOM) was incorporated in Florida on March 16, 1994 and reincorporated in Delaware on September 26, 2000. Prior to the sale, described in Note 2, SPEEDCOM manufactured, configured and delivered custom broadband wireless networking equipment, including the SPEEDLAN family of wireless Ethernet bridges and routers, for business and residential customers internationally. Internet service providers, telecommunications service providers and private organizations in over 80 countries use SPEEDCOM products to provide "last-mile" wireless connectivity between multiple buildings at speeds up to 155 Megabits per second and distances up to 25 miles.

2. Sale of Business and Management's Plans

The accompanying financial statements are prepared on a going-concern basis, which assumes that SPEEDCOM will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying financial statements, SPEEDCOM incurred operating losses of approximately $5,356,000, $3,774,000 and $ 4,332,000 and negative cash flows from operations of approximately $2,368,000, $2,205,000 and $1.978,000 for the year ended December 31, 2002 and nine months ended September 31, 2003 and 2002, respectively. In addition, the Company has a working capital deficit of approximately $4,891,000 as of September 30, 2003. SPEEDCOM has been reliant on loans and advances from affiliated companies and P-Com, Inc. ("P-Com") which have amounted to $2,928,000 and $2,115,000 during the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. These conditions raise substantial doubt as to the ability of SPEEDCOM to continue its normal business operations as a going concern.

On December 10, 2003, the Company completed the sale of all of its operating assets to P-Com in exchange for 63,500,000 shares of P-Com common stock and P-Com's assumption of approximately $5,250,000 of liabilities. Upon completion of the sale, SPEEDCOM's only assets are the investment in P-Com common stock, which applying recent trading prices, has a value of approximately $9,000,000, and a receivable from P-Com of $75,000. While management of SPEEDCOM is currently evaluating the effects of the sale, it is not currently expected to result in a loss if current P-Com market prices continue.

Upon completion of the sale to P-Com, SPEEDCOM became a non-operating public shell company. Management's plans with respect to the shell involve the identification of and merger with business candidates. While management is currently reviewing specific business candidates there can be no assurance that a merger can be effected under acceptable terms. Until such a transaction can be effected, operational capital will be provided by additional cash reserves and, if necessary, the sale of some or all of the P-Com common stock.

Ultimately, the Company's ability to continue is dependent upon the successful merger with another business candidate and the establishment of profitable operations. The accompanying financial statements do not include any adjustments that may arise as a result of this uncertainty.

3. Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying unaudited interim financial statements as of September 30, 2003 and the nine months ended September 30, 2003 and 2002 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission
(SEC). Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. Unless otherwise noted interim financial information included in the footnotes is unaudited.

In the opinion of management, the unaudited interim financial statements reflect all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for those periods presented. Operating results for the nine months ended September 30, 2003 are not indicative of the results that may be expected for the year ended December 31, 2003.

Revenue Recognition

SPEEDCOM derived its revenue from short-term (generally two to four weeks in duration) arrangements with customers to configure, assemble, and deliver wireless communications products. SPEEDCOM recognized revenue upon shipment of the products to the customer. Customers may exchange or return merchandise within 30 days if the product is found to be non-functional upon delivery. SPEEDCOM accrued a provision for estimated returns, based upon its actual historical return experience, concurrent with revenue recognition. SPEEDCOM also derived revenue from extended maintenance agreements, for periods of one to three years. Revenue on extended maintenance agreements was deferred and recognized on a straight-line basis over the term of the agreement. Shipping costs billed to customers are included in revenue; the related shipping costs are included in cost of goods sold.

Concentrations

Credit Risk: Financial instruments that are exposed to credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, consist principally of accounts receivable and leases receivable. These accounts are highly concentrated among foreign companies and companies in the telecommunications sector. Credit was extended to these customers based on management's evaluation of the individual customer's financial condition and generally collateral is not required. SPEEDCOM generally requires prepayments or letters of credit from foreign customers to facilitate currency exchange and minimize credit risk. Anticipated credit losses are provided for in the financial statements based upon historical experience.

Customers: No customer accounted for more than 10% of SPEEDCOM's revenue for the year ended December 31, 2002 or the nine months ended September 30, 2003. In addition, no customer accounted for more than 10% of SPEEDCOM's gross accounts receivable as of December 31, 2002 and September 30, 2003. However, one customer accounted for 97% of SPEEDCOM's lease receivable as of December 31, 2002.

Suppliers: Many of the key hardware and software components necessary for the assembly of SPEEDCOM's products are only available from a single supplier or from a limited number of suppliers. SPEEDCOM has experienced delays and shortages in the supply of components in the past and could experience delays and shortages in the future. SPEEDCOM generally does not maintain a significant inventory of components and does not have many long-term supply contracts with its suppliers. As a result, there is a significant risk that SPEEDCOM, and any successors, may not have access to materials to meet its customers' requirements. SPEEDCOM, on an on going basis, searches for alternative vendors or analyzes whether in house manufacturing would be more cost beneficial. In the event that a single supplier became unavailable, and another supplier could not be identified that manufactured the same product, SPEEDCOM would attempt to use an alternative product in the assembly or redesign the finished product.

Allowance for Doubtful Accounts

SPEEDCOM records an allowance for doubtful accounts based on specifically identified amounts that SPEEDCOM believes to be uncollectible. SPEEDCOM also records additional allowance based on certain percentages of our aged receivables, which are determined based on historical experience and management's assessment of the general financial conditions affecting SPEEDCOM's customer base. If SPEEDCOM's actual collections experience changes, revisions to the allowance may be required. SPEEDCOM has a limited number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in one of those customer's credit worthiness or other matters affecting the collectibility of amounts due from such customers, could have a material affect on SPEEDCOM's results of operations in the period in which such changes or events occur. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Factored Accounts Receivable

SPEEDCOM accounted for its accounts receivable factoring arrangement, which was terminated during 2002, as a secured borrowing pursuant to SFAS No. 140, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. The related service charge is reflected in interest expense in the period that the accounts receivable are transferred. Cash balances retained by the lending institution are reflected in the accompanying financial statements as restricted.

Inventories

Inventories consist of telecommunications equipment and related component parts and finished assemblies ready for assembly and delivery. Inventories are recorded at the lower of cost (using the first-in, first-out method) or net realizable value. Labor and overhead costs related to assemblies in process are included in the cost of finished assemblies.

Property And Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of depreciable assets ranging from two to five years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the related lease agreement. Repairs and maintenance, which amounted to approximately $43,000 for the year ended December 31, 2002, is charged to expense as incurred. SPEEDCOM has no material commitments or plans for capital additions or improvements.

Intellectual Property

Intellectual property is stated at cost. Amortization is calculated using the straight-line method over the six-year term of the underlying contractual agreement, which is less than the estimated useful life of the technology.

Impairments of Long-lived Assets

SPEEDCOM reviews long-lived assets to be held and used, consisting of property and equipment and intellectual property, for impairment whenever events or changes in circumstances indicate the asset may be impaired. In the event that the impairment indicators, including market or industry conditions or financial conditions, are identified, SPEEDCOM determines whether impairments are present by comparing the net book value of long-lived assets to projected undiscounted cash flows at the lowest discernable level for which cash flow information can be projected. In the event that undiscounted cash flows are insufficient to recover the net carrying value over the remaining useful lives, impairment charges are calculated and recorded in the period first estimable using discounted cash flows or other fair value information. During the periods presented, there were no material impairment charges.

Financial Instruments

SPEEDCOM's significant financial instruments include cash, accounts receivable, accounts payable and notes payable. SPEEDCOM believes that the carrying values of financial instruments in the accompanying balance sheets approximate their respective fair values.

Income Taxes

SPEEDCOM follows the liability method of accounting for income taxes in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES (SFAS 109). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to affect taxable income. Valuation allowances against the carrying value of net deferred tax assets are recorded when management determines that recoverability of such amounts is not reasonably assured.

Stock-Based Compensation

SPEEDCOM accounts for employee stock-based compensation using the intrinsic method in accordance with Accounting Principles Board (APB) No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB No. 25), and related interpretations. Accordingly, in cases where exercise prices for stock option grants equal or exceed the trading market value of the stock at the date of grant, SPEEDCOM recognizes no compensation expense. In cases where exercise prices are less than the fair value of the stock at the date of grant, compensation is recognized over the period of performance or the vesting period. SPEEDCOM accounts for non-employee stock-based compensation using the trading market price for common stock and the Black-Scholes valuation model for stock options and warrants, in accordance with SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS No.
123).

The following table reflects supplemental financial information related to stock-based employee compensation, as required by SFAS No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE (SFAS No. 148) (See Recent Accounting Pronouncements, below):

                                                                            Year Ended        Nine Months Ended
                                                                           December 31,         September 30,
                                                                              2002           2003           2002
                                                                              ----           ----           ----
                                                                                          (unaudited)    (unaudited)
Stock-based employee compensation costs used in the determination
     of net loss, as reported                                             $   (97,359)            --    $   (97,359)
                                                                          -----------    -----------    -----------

Net loss, as reported                                                     $(5,355,827)   $(3,774,012)   $(4,332,221)
Stock-based employee compensation costs that would have been included in the determination of net loss if the fair value method
     (Statement 123) had been applied to all awards                          (234,026)       (84,711)      (175,521)
                                                                          -----------    -----------    -----------

Unaudited pro forma net loss, as if the fair value method had been
     applied to all awards                                                $(5,589,853)   $(3,858,723)   $(4,507,742)
                                                                          -----------    -----------    -----------

Loss per share, as reported                                               $     (0.47)   $     (0.26)   $     (0.40)
                                                                          -----------    -----------    -----------

Unaudited pro forma loss per share, as if the fair value method had
      been applied to all awards                                          $     (0.49)   $     (0.27)   $     (0.42)
                                                                          -----------    -----------    -----------

Advertising Costs

SPEEDCOM's policy is to expense advertising costs as incurred. During the year ended December 31, 2002 SPEEDCOM incurred $71,805 in advertising expenses. Such amount is included in selling expenses.

Research and Development Costs

SPEEDCOM's policy is to expense all research and development expenses as incurred. Research and development expenses during the year ended December 31, 2002 totaled $256,170. Such amount is included in general and administrative expenses.

Net Loss Per Share

SPEEDCOM has applied the provisions of SFAS No. 128, EARNINGS PER SHARE, which establishes standards for computing and presenting earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding for the period. The calculation of diluted earnings per share includes the effect of dilutive common stock equivalents. No dilutive common stock equivalents existed in any year presented.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

SFAS No. 148, ACCOUNTING FOR STOCK BASED COMPENSATION--TRANSITION AND
DISCLOSURE:

During December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148. SFAS No. 148 establishes standards for two alternative methods of transition to the fair value method of accounting for stock-based employee compensation under SFAS No. 123. SFAS No. 148 also amends and augments the disclosure provisions of SFAS No. 123 and APB No. 28, INTERIM FINANCIAL REPORTING to require disclosure in the summary of significant accounting policies for all companies the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The transition standards and disclosure requirements of SFAS No. 148 are effective for fiscal years and interim periods ending after December 15, 2002.

SFAS No. 148 does not require SPEEDCOM to transition from the intrinsic approach provided in APB No. 25. In addition, SPEEDCOM does not currently plan to transition to the fair value approach in SFAS No. 123. However, SPEEDCOM has adopted the additional disclosure requirements of SFAS No. 148 in this annual report.

FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (Interpretation 45:)

During November 2002, the FASB issued Interpretation 45. Under Interpretation 45 guarantees, contracts and indemnification agreements are required to be initially recorded at fair value. Current practice provides for the recognition of a liability only when a loss is probable and reasonably estimable, as those terms are defined under SFAS No. 5, ACCOUNTING FOR CONTINGENCIES. In addition, Interpretation 45 requires significant new disclosures for all guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and measurement provisions of Interpretation 45 are applicable on a prospective basis to guarantees, contracts or indemnification agreements issued or modified after December 31, 2002.

SPEEDCOM currently has no guarantees, contracts or indemnification agreements that would require fair value treatment under the new standard.

SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146):

During July 2002, the FASB issued SFAS No. 146. SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) (EITF-94-3). SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activities when the liability is actually incurred. Under EITF 94-3, such costs were generally recognized in the period in which an entity committed to an exit plan or plan of disposal. While both standards covered costs associated with one-time termination benefits (e.g. severance pay or stay-bonus arrangements), SFAS No. 146 provides standards that provide for the timing of recognition of these types of benefits. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

Management's plans with respect to the continuation of SPEEDCOM are described in
Note 2. During 2002,

SPEEDCOM incurred severance costs as described in Note 16. While SPEEDCOM's accounting for the severance cost followed EITF 94-3, there would have been no material difference had SFAS No. 146 been in effect.

SFAS No. 145 Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13 and TECHNICAL CORRECTIONS (SFAS 145):

During April 2002, the FASB issued SFAS No. 145. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishments of Debt (SFAS No. 4), which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of the rescission of SFAS No. 4, the classification of gain and losses arising from debt extinguishments requires consideration of the criteria for extraordinary accounting treatment provided in APB No. 30, Reporting the Results of Operations. In the absence of SFAS No. 4, debt extinguishments that are not unusual in nature and infrequent in occurrence would be treated as a component of net income or loss from continuing operations. SFAS No. 145 is effective for financial statements issued for fiscal years beginning after May 15, 2002.

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This statement is designed to improve financial reporting such that contracts with comparable characteristics are accounted for similarly. The statement, which is generally effective for contracts entered into or modified after June 30, 2003, is not anticipated to have a significant effect on SPEEDCOM's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SPEEDCOM currently has no such financial instruments outstanding or under consideration and therefore adoption of this standard currently has no financial reporting implications.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Valuable Interest Entities. This interpretation clarifies rules relating to consolidation where entities are controlled by means other than a majority voting interest and instances in which equity investors do not bear the residual economic risks. This interpretation was originally effective immediately for variable interest entities created after January 31, 2003 and for interim periods beginning after June 15, 2003 for interests acquired prior to February 1, 2003. However, the FASB is reviewing certain provisions of the standard and has deferred the effective date for public companies to periods ending after December 15, 2003. SPEEDCOM currently has no ownership in variable interest entities and therefore adoption of this standard currently has no financial reporting implications.

4. Leases Receivable

During the year ended December 31, 2002, SPEEDCOM converted two leases receivable, recorded at approximately $1,290,000, into a single lease receivable with approximately $336,000 due immediately, five payments of $50,000 due over a five-month period and a balloon payment of approximately $328,000 due in August 2002. As a result of this restructuring, SPEEDCOM recorded a provision for bad debt of approximately $395,000 for the year ended December 31, 2002. This lease was restructured again in August 2002, extending the payment schedule through May 2003. There are no further credit allowances considered by management to be necessary for these transactions.

5. Inventories

A summary of inventories, net at December 31, 2002 and September 30, 2003 is as follows:

                                                      2002               2003
                                                      ----               ----
Component parts                                    $  800,485           $371,931
Completed assemblies                                  723,249            442,500
                                                   ----------           --------
                                                   $1,523,734           $814,431
                                                   ==========           ========

SPEEDCOM recorded provisions to reduce inventories to the lower of the cost or net realizable value of the inventories in the amounts of approximately $167,000 during the year ended December 31, 2002. Such reserves amounting to approximately $234,000 and has been allocated to the appropriate categories of inventories in the table, above.

6. Property and Equipment

A summary of property and equipment at December 31, 2002 is as follows:


                                                                        2002
                                                                    -----------
Computer and office equipment                                       $ 1,085,154
Automobiles                                                               7,600
Leasehold improvements                                                  130,546
Furniture and fixtures                                                  175,784
Store and warehouse                                                     192,747
                                                                    -----------
                                                                      1,591,831
Less accumulated depreciation                                          (966,431)
                                                                    -----------
                                                                    $   625,400
                                                                    ===========


Property and equipment included computer and office equipment of $91,954 acquired under capital lease arrangements at December 31, 2002. Amortization and depreciation expense of property and equipment amounted to $427,983 for the year ended December 31, 2002. Amortization of assets under capital lease arrangements is included in depreciation expense.

7. Intellectual Property

In January 2001, SPEEDCOM acquired worldwide rights to PacketHop(TM), a wireless routing software developed by SRI International (SRI). Under the terms of the agreement, SPEEDCOM obtained rights to SRI's PacketHop(TM) technology in the fixed wireless infrastructure market for certain specific frequencies below 6 gigahertz. SRI received $360,000 in cash and a total of 325,000 shares of common stock of SPEEDCOM that was issued in four tranches. Each tranch was measured on the specific date that the stock was issued. As of September 30, 2003, the $360,000 in cash and the value of the shares at the date of grant less amortization are classified in intellectual property, net on the balance sheet and are being amortized using the straight-line method over the six-year term of the agreement. A summary of intellectual property balances at December 31, 2002 and September 30, 2003 is as follows:

                                                     2002               2003
                                                     ----               ----
Intellectual property                            $ 1,599,500        $ 1,599,500
Less accumulated amortization                       (503,375)          (710,984)
                                                 -----------        -----------
                                                 $ 1,096,125        $   888,516
                                                 ===========        ===========

Supplemental amortization information for intellectual property is as follows:

Amortization expense:
   Nine Months ended September 30, 2003                                 $207,609
                                                                        ========
   Year ended December 31, 2002                                         $276,812
                                                                        ========

Estimate future amortization expense for the periods indicated:
    Three months ended December 31, 2003                                $ 69,203
                                                                        ========
    Year ended December 31, 2004                                        $276,812
                                                                        ========
    Year ended December 31, 2005                                        $276,812
                                                                        ========
    Year ended December 31, 2006                                        $265,689
                                                                        ========

8. Accrued Expenses

A summary of accrued expenses at December 31, 2002 is as follows:

                                                                          2002
                                                                        --------
Accrued payroll                                                         $164,589
Accrued commissions                                                       48,184
Severance costs                                                          345,103
Accrued interest                                                         228,677
Other                                                                    144,396
                                                                        --------
                                                                        $930,949
                                                                        ========

9. Related Party Transactions

Notes Receivable-Related Party/Sale of Assets

During 2001, SPEEDCOM sold its InstallGuys division to SPEEDCOM's then Chief Executive Officer. In return, SPEEDCOM received two 6% secured promissory notes totaling approximately $211,000. SPEEDCOM recorded a gain on the sale of approximately $168,000. In October 2001, SPEEDCOM loaned InstallGuys an additional $50,000 at 6% interest. The notes and interest were due in August 2004. As a stipulation to the separation agreement, as amended, between SPEEDCOM and its former Chief Executive Officer, SPEEDCOM forgave all indebtedness owed by InstallGuys. Consequently, SPEEDCOM charged the Notes receivable-related party to severance expense during the year ended December 31, 2002.

Due to Related Parties

These matters relate to items due to related parties outstanding at December 31, 2002:

In March 2002, SPEEDCOM issued three promissory notes to each of SPEEDCOM's then current outside Board members for $14,738, $13,875 and $15,750, respectively. Each note bears an interest rate of 14% and carries an additional 2% penalty on outstanding principal not paid by April 15, 2002. $29,919 of these notes has been paid as of December 31, 2002.

During the year ended December 31, 2002, SPEEDCOM borrowed an aggregate $2,928,000 under secured promissory notes from three institutional investors who are shareholders. All tangible and intangible assets of SPEEDCOM secure the notes. As a stipulation to these secured promissory notes, the term of all outstanding Series B Warrants of SPEEDCOM dated August 23, 2001 was extended to October 14, 2002. In October 2002, the Board of Directors extended the term of these Series B Warrants to December 28, 2002. All Series B Warrants were exercised before their December 28, 2002 expiration date. The notes bear an interest rate of 15% and are payable on December 31, 2003. Prepayment is permitted under the secured promissory notes with a 50% premium on the outstanding principal amount.

During January 2003, SPEEDCOM borrowed an aggregate $340,000 from three institutional investors who are shareholders. The promissory notes bear interest at 15% and are payable on December 31, 2003.

As a stipulation of the preferred stock financing received in August 2001, SPEEDCOM was required to file and obtain SEC acceptance of a registration statement within a specified period of time or incur penalties. As a result of obtaining acceptance from the SEC nineteen days late, SPEEDCOM incurred a penalty of $163,970, payable to the preferred stockholders. The penalty was accrued during 2001 and is included in due to related parties at December 31, 2002 and 2001.

These matters relate to items due to related parties outstanding at September 30, 2003:

In March 2002, SPEEDCOM issued three promissory notes to each of SPEEDCOM's then current outside board members for $14,738, $13,875 and $15,750, respectively. Each note bears an interest rate of 14% and carries an additional 2% penalty on outstanding principal not paid by April 15, 2002. $33,863 of these notes has been paid as of September 30, 2003.

During the year ended December 31, 2002 and the nine months ended September 30, 2003, SPEEDCOM borrowed an aggregate $2,928,000 and $1,015,000, respectively under secured promissory notes from institutional investors who are shareholders. All tangible and intangible assets of SPEEDCOM secure the notes. The notes bear an interest rate of 15% and are payable December 31, 2003. Prepayment is permitted under the secured promissory notes with a 50% premium on the outstanding principal amount.

As a stipulation of the preferred stock financing received in August 2001, SPEEDCOM was required to file and obtain SEC acceptance of a registration statement within a specified period of time or incur penalties. As a result of obtaining acceptance from the SEC nineteen days late, SPEEDCOM incurred a penalty of $163,970, payable to the preferred stockholders. The penalty was accrued during 2001 and is included in due to related parties at September 30, 2003 and December 31, 2002.

Related Party Interest Expense:

Interest expense recorded during the years ended December 31, 2002 related to related party notes, loans and other balances amounted to $212,330. Interest expense recorded during the nine months ended September 30, 2003 and 2002 related to related party notes, loans and other balances amounted to approximately $424,000 and $117,000, respectively.

10. Notes and Capital Leases Payable

A summary of notes and capital leases payable at December 31, 2002 and September 30, 2003 is as follows:

                                                     2002               2003
                                                     ----               ----
12% convertible note (a)                         $    40,000        $    40,000
Convertible promissory notes (b)                          --          1,100,000
Capital lease obligations                             38,706             19,085
                                                 -----------        -----------
                                                      78,706          1,159,085
Less current portion                                 (64,606)           (59,085)
                                                 -----------        -----------
                                                 $    14,100        $ 1,100,000
                                                 ===========        ===========

(a) In January 2002, SPEEDCOM entered into a financial relations and consultant contract whereby the consulting firm will receive a $10,000 convertible note with a 12% coupon rate each month. This contract was cancelled in May 2002. The notes are convertible at any time at $1.125 per common share. As of September 30, 2003, the note holder possesses rights to convert the notes to 45,000 shares of restricted common stock.

(b) SPEEDCOM borrowed $1,100,000 from P-Com during the nine months ended September 30, 2003 through convertible promissory notes, at a 10% interest rate for the first six months and a 13% interest rate for the remainder of the term of the notes. These notes are due March 21, 2005 ($400,000), July 17, 2005 ($300,000), August 8, 2005 ($200,000), September 8, 2005 ($50,000), September
16, 2005

($50,000), September 24, 2005 ($50,000) and September 30, 2005 ($50,000). These
notes are convertible at $0.12 per common share.

Aggregate future maturities of notes and capital leases payable as of December 31, 2002 are as follows:

Year ending December 31:
                                                          Notes     Leases
                                                          -----     ------
2003                                                     $40,000   $ 30,056
2004                                                          --     14,285
                                                         -------   --------
Total maturities and payments                            $40,000     44,341
                                                         =======
Less amount representing interest                                    (5,635)
Less current portion                                                (24,606)
                                                                   --------
                                                                    $14,100
                                                                   ========

SPEEDCOM borrowed $400,000 in March 2003 from an accredited investor through a convertible promissory note, at a 10% interest rate for the first six months and a 13% interest rate for the remainder of the term of the note, due March 21, 2005.

11. Income Taxes

SPEEDCOM has not realized a current tax benefit (consisting of federal and state taxes) from its net operating losses during the year ended December 31, 2002. Deferred tax benefits of approximately $2,008,000 and $2,664,000 for the years ended December 31, 2002, respectively, were fully offset by the increases in the valuation allowances in each period, since realization of those benefits is not assured and does not meet the standards for recognition. Deferred tax benefits included the benefits of net operating losses of approximately $1,717,000 during the year ended December 31, 2002.

A reconciliation of the differences between the effective income tax rate and the statutory federal tax rate follows:

                                                                         2002
                                                                       -------
Tax at U.S. statutory rate                                              (35.00)%
State taxes, net of federal benefit                                      (3.30)
Change in valuation allowance                                            38.44
Other                                                                    (0.14)
                                                                       -------
                                                                          0.00%
                                                                       =======

Significant components of deferred tax assets and liabilities are as follows:

                                                                        2002
                                                                    -----------
Deferred tax assets:
   Net operating loss carryforwards                                 $ 8,135,008
   Accounts receivable                                                   75,538
   Intangible assets                                                    109,168
   Deferred revenue                                                       9,620
   Accrued expenses                                                     160,380
   Other                                                                 87,918
                                                                    -----------
Gross deferred tax assets                                             8,577,632
Less:  valuation allowance                                           (8,577,632)
                                                                    -----------
Net deferred tax asset                                              $        --
                                                                    ===========

Accounting principles generally accepted in the United States of America require a valuation allowance be recorded to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, management has determined that a valuation allowance is necessary at December 31, 2002 to fully offset the deferred tax asset.

At December 31, 2002, net operating losses available to be carried forward for federal income tax purposes are approximately $21,618,000, expiring in various amounts from 2013 through 2022. Utilization of SPEEDCOM's net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss before utilization. 12. Stockholders' Equity Preferred Stock Each share of preferred stock is convertible into 2.25 shares of common stock, subject to anti-dilution protection, discussed below. Beginning August 23, 2003, SPEEDCOM's preferred stockholders are entitled to cumulative dividends at the rate of 14% per year times the $3.38 ($4.50 if paid in stock) per share liquidation preference. The cumulative, undeclared dividend in arrearage that the preferred stockholders are entitled to as of September 30, 2003 is $251,570, assuming a stock payout. SPEEDCOM's Board of Directors has established no record date for the dividend.

Common Stock, Common Stock Warrants and Employee Stock Options

Non-employee Common Stock Warrants:

As of December 31, 2002, SPEEDCOM had the following warrants outstanding to purchase common stock of SPEEDCOM:

                                              Expiration            Exercise
   Number of Warrants                            Date                Price
-------------------------------------------------------------------------------
       3,668,448                               8/23/2006             $2.50
        513,333                                6/11/2006             $2.50
         11,500                                1/21/2003             $5.40
        135,000                                6/24/2003             $3.25
        150,000                                3/31/2006             $6.00

o During the year ended December 31, 2002, 4,560,481 Series B Warrants were exercised for 3,849,957 shares of common stock, which was net of certain cashless exercises.

In June 2002, SPEEDCOM issued stock options to its former Chief Executive Officer for the purchase of 500,000 common shares at $0.20 per share in connection with the Officer's separation agreement that also provided for on-going consulting services. The stock options had an original term of 40 months. SPEEDCOM accounted for this transaction as an issuance of options to a non-employee and, accordingly, recognized severance costs for the fair value of the options, amounting to $29,850 using the Black-Scholes option-pricing model during the year ended December 31, 2002. These options were cancelled in November 2002 as a result of a restructuring of the separation agreement.

o These matters relate to common stock issuances and common stock warrant activity during the year ended December 31, 2002:

In January 2002, 459,219 shares of common stock were issued to three investors pursuant to a repricing provision that applied to 83,000 shares of common stock issued on and under an agreement dated October 30, 2000. The original shares were issued for a price of $7.35 per share, or a total of $610,050. The additional shares issued on the repricing date of January 16, 2002 were calculated based on a reset price, which is the weighted average closing price of SPEEDCOM common stock for the first ten trading days of January 2002; provided that the reset price was not less than $1.1251 or more than $1.19. Because the average price of SPEEDCOM's common stock during the first ten trading days of 2002 was below the $1.1251 reset floor, the total number of shares, as adjusted after repricing, was determined by dividing $610,050 by such floor.

As discussed under employee stock-based compensation, below, SPEEDCOM issued 59,375 shares of common stock in connection with the exercise of 65,000 employee stock options.

In December 2000, SPEEDCOM issued a retainer of $25,000 in cash and 25,000 shares of common stock with an ascribed value of $5.25 per share to H.C. Wainwright & Co., Inc., a Boston-based investment banker. The retainers were for services rendered through April 2001 in connection with raising capital for SPEEDCOM. The amounts were charged against equity when the capital was raised in 2001.

Employee Stock-Based Compensation

In February 2002, SPEEDCOM issued stock options to employees for the purchase of 780,300 common shares at $0.60 per share. SPEEDCOM recorded $67,500 in stock-based compensation expense in relation to these options during the year ended December 31, 2002. These options vest in full one year from the issuance. These options also vest upon a change of control transaction with the ability to exercise the options for up to one year after vesting. Upon a change of control and if the one-year performance period has not expired, the employee may surrender the performance options for cash payment at the calculated change of control common share transaction value for payment within 30 days by the surviving company.

In 2002, 65,000 $0.01 employee stock options were exercised for 59,375 shares of common stock.

At December 31, 2002, SPEEDCOM had 3,000,000 shares of common stock reserved for issuance under employee incentive stock bonus, purchase or option plans. One plan, initiated in July 1998, reserved 2,000,000 shares, and another plan, initiated in September 2000, reserved 1,000,000 shares. Additional options of 904,480 are outstanding outside these two plans to Executive Officers. All full time employees are eligible for both plans. Plan options have a term of 5 years and vest 25% annually on the employee's anniversary date over a four-year period. As of December 31, 2002 there were 799,987 shares unissued under both plans.

Employee stock option activity was as follows during the years ended December 31, 2002:

                                                                   2002
                                                              Weighted Average
                                                 Options       Exercise Price
                                              -------------------------------
Outstanding--
   Beginning of year                           3,771,285           $2.75
   Granted at market price                     1,460,300            0.44
   Exercised                                     (65,000)           0.01
   Expired or cancelled                       (2,211,709)           2.13
                                              ----------           -----
Outstanding - end of year                      2,954,876           $2.28
                                              ==========           =====
Exercisable as of December 31                  2,189,963           $2.63
                                              ==========           =====

The weighted average exercise price of the options granted during 2002 is $0.44. The range of exercise prices of outstanding options is $0.15 to $10.25. The weighted average remaining contractual life of the options as of December 31, 2002 is 2.5 years.

Pro forma information regarding SPEEDCOM's stock option grants is presented in
Note 3. The fair market value for these options was estimated at the date of grant using the Black-Scholes option-pricing model. In order to calculate the fair value, the following assumptions were made: the expected dividend payment rate used was zero, the expected option life used was five years, the volatility used was 1.26 in 2002 and the risk free interest rate was assumed to be 2.96% in 2002. Because the options have a four-year vesting period, the pro forma effect shown is not reflective of the reported net earnings or losses in future years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

Anti-Dilution Features

Under the anti-dilution provisions of our preferred stock, if SPEEDCOM issues common stock or common stock equivalents at a purchase price, conversion price, or warrant or option exercise price that is less than the lesser of the current preferred stock conversion price of $1.125 per share or the current market price, the conversion price of the preferred stock will be reduced using a customary weighted average basis formula. Under the anti-dilution provisions of 7,160,810 outstanding warrants (1) the exercise price will be lowered to equal the purchase price, conversion price, or warrant or option exercise price for any common stock or common stock equivalent issued (other than to employees) at a purchase price, conversion price, or warrant or option exercise price less than the current per share exercise price of the applicable warrants ($0.12 in the case of Series A Warrants), and (2) the number of warrants will be increased by the same percentage as the percentage by which the exercise price is reduced. Alternatively, (1) the exercise price will be reduced by the percentage by which the purchase price, conversion price, or warrant or option exercise price of any issued security (others than to employees) is less than the current market price of the common stock, and (2) the number of warrants will be increased by the same percentage as the percentage by which the exercise price is reduced, if this formula results in a lower exercise price than the adjustment described in the preceding sentence. Similar anti-dilution provisions apply to outstanding warrants to acquire 1,002,026 shares of our common stock (as adjusted) at an exercise price of $0.12 per share and $1,100,000 of P-Com convertible notes at an exercise price of $0.12.

Effective with the issuance of the convertible notes discussed in Note 10, the conversion prices of SPEEDCOM's warrants was decreased to $0.12 during the nine months ended September 30, 2003, resulting in common shares of 8,162,836 issuable under these securities, if currently converted or exercised.

13. Leases

SPEEDCOM leases office and manufacturing facilities and computer and office equipment under operating leases. Rent expense under operating leases, amounted to $801,835 for the year ended December 31, 2002. Future noncancellable lease payments under operating leases for each year ended December 31 are as follows:
2003-$760,480; 2004-$733,895; 2005-$719,543; 2006-$705,018; 2007-$704,760 and
thereafter-$6,166,650.

14. Employee Benefit Plan

SPEEDCOM has established a 401(k) profit-sharing plan. Employees 21 years or older are eligible to participate in the plan. Participants may elect to contribute, on a tax-deferred basis, up to the legal maximum of their compensation. SPEEDCOM will contribute 25% matching after an employee has been with SPEEDCOM for 90 days. SPEEDCOM's contribution to the plan was $28,955 for the year ended December 31, 2002.

15. Provision for Bad Debt

During the year ended December 31, 2002, SPEEDCOM converted two of its leases receivable, recorded at approximately $1,290,000, into a new lease receivable with approximately $336,000 due immediately, five payments of $50,000 due over a five month period and a balloon payment of approximately $328,000 due in August 2002. As a result of this restructuring of the leases, SPEEDCOM recorded a provision for bad debt of approximately $395,000 for the year ended December 31, 2002. This lease was restructured again in August 2002, extending payments through May 2003. An adjustment was not necessary for this additional restructuring.

16. Severance Costs

During the year ended December 31, 2002, SPEEDCOM recorded severance costs of approximately $630,000, in accordance with the separation agreements, as amended, between SPEEDCOM and its former Chief Executive Officer and Chief Operating Officer. The costs include severance pay and other employee benefits, including amounts to be paid over future periods and the write off of Notes receivable-related party.

During the nine months ended September 30, 2003, SPEEDCOM recorded severance costs of $90,000 in accordance with the separation agreement between SPEEDCOM and its former Vice President of Marketing and Product Development. The costs include severance pay to be paid over future periods.

During the nine months ended September 30, 2002, SPEEDCOM recorded severance costs of approximately $680,000 in accordance with the separation agreements, as amended, between SPEEDCOM and its former Chief Executive Officer and Chief Operating Officer. The costs include severance pay and other employee benefits and the write off of notes receivable-related party, as described below.

17. Segment and Geographic Information

SPEEDCOM operated during all periods in a single operating segment when applying the management approach defined in SFAS No. 131, DISCLOSURES ABOUT SEGMENTS.

SPEEDCOM's business and principal operations are domiciled in North America. SPEEDCOM generated revenue in the following geographic areas: North America, Latin America, Asia, Africa, Middle East, Europe and Australia. Revenues from customers in foreign geographic areas represented 46% and 53% of total revenues for the years ended December 31, 2002 and 2001, respectively. During 2002, 11% and 14% of SPEEDCOM's revenues were derived from customers located in Asia and Africa, respectively. During 2001, 16%, 15% and 12% of SPEEDCOM's revenues were derived from customers located in Latin America, Asia and Africa, respectively. No other foreign geographic area contributed 10% or greater of total revenues for the year ended December 31, 2002 or the nine months ended September 30, 2003. SPEEDCOM has no significant property in any foreign geographic area.

No single customer accounted for 10% or more of SPEEDCOM's revenue for the year ended December 31, 2002 or the nine months ended September 30, 2003.

18. Subsequent Events

In October 2003, SPEEDCOM borrowed $230,000 from P-Com through two convertible promissory notes, at a 10% interest rate for the first six months and a 13% interest rate for the remainder of the term of the notes, due October 14, 2005 ($130,000) and October 22, 2005, ($100,000), respectively. These notes are convertible at $0.12 per common share.

In October 2003, SPEEDCOM converted $570,000 of notes payable that were due December 31, 2003, plus accrued interest of $102,163, into 5,601,358 shares of SPEEDCOM common stock utilizing a conversion rate of $0.12. SPEEDCOM recorded a gain on this conversion of approximately $336,000.

In October 2003, SPEEDCOM acquired software from JDK Technology for $50,000, to be paid over time, which was an enhancement to the PacketHop(TM) technology. The value of the software was classified in intellectual property and is being amortized using the straight-line method over the remaining life of the PacketHop(TM) technology.

On December 10, 2003, the Company completed the sale of all of its operating assets to P-Com in exchange for 63,500,000 shares of P-Com common stock and P-Com's assumption of approximately $5,250,000 of liabilities. Upon completion of the sale, SPEEDCOM's only assets are the investment in P-Com common stock, which applying recent trading prices, has a value of approximately $9,000,000, and a receivable from P-Com of $75,000. While management of SPEEDCOM is currently evaluating the effects of the sale, it is not currently expected to result in a loss if current P-Com market prices continue.

                          SPEEDCOM WIRELESS CORPORATION

                                   SCHEDULE II
         VALUATION AND QUALIFYING ACCOUNTS YEARS ENDED DECEMBER 31, 2002

                             (AMOUNTS IN THOUSANDS)

                                                                               Additions      Write Offs and
                                                               Balance at     Charged to        Deductions
                                                               Beginning       Statement           From          Balance at
                                                                of Year      of Operations       Reserves        End of Year
                                                                -------      -------------       --------        -----------
Allowance for doubtful accounts:
          Year ended December 31, 2002......................   $   231              420           (488)          $    163
                                                              ============================================================
Inventory related reserves:
          Year ended December 31, 2002......................   $    67              167            (--)           $   234
                                                              ============================================================

                               608,532,358 Shares


                                   P-COM, INC.

                                  COMMON STOCK

                                     [LOGO]

                                   P-COM, INC.